Form 10-K, Exhibit 13
period 1998-10-31
BIO VASCULAR INC
filed 1999-01-29
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 9-12 of the Company's 1998 Annual Report to Shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements:

Certain statements contained in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.


Overview

The Company develops, manufactures and markets branded proprietary and patented specialty medical products for use in thoracic, cardiac, neuro, ophthalmic and vascular surgery. The Company's branded products include the Tissue-Guard(TM) product line, the Biograft(R) peripheral vascular graft and surgical productivity tools used in cardiac and vascular surgery. Tissue-Guard products are made from bovine pericardium, the thin membrane surrounding the heart of cattle, processed using proprietary tissue-fixation technology. The Company's wholly-owned subsidiary, Jer-Neen Manufacturing Co., Inc., is a value added manufacturer of precision, unbranded wire component products such as micro coils, wire forms and spring components used in implantable defibrillation, interventional medicine and other surgical applications within the medical industry.

The acquisition of Jer-Neen Manufacturing Co., Inc. was completed July 31, 1998, the end of the Company's third quarter. The Company issued 585,872 shares of common stock and paid cash of $1.8 million, excluding acquisition costs, in exchange for all of the stock of Jer-Neen, including the assumption of Jer-Neen's liabilities as of the closing. The Company paid an additional $950,000 for a ten year non-compete agreement covering the former Jer-Neen shareholders. The acquisition was recorded as a purchase for accounting purposes. Jer-Neen's component business contributed $1,397,000 to revenues and $62,000 in operating income in the Company's fourth quarter of 1998, the first quarter in which Jer-Neen's financial results were included in the Company's consolidated results of operations. The Company believes that the addition of Jer-Neen's medical component business broadens the Company's participation in the medical device industry, increases the Company's immediate and long-term revenue potential and achieves a balance of market opportunities consistent with the strategic objectives targeted by the Company.

Net revenue in fiscal 1998 increased by $2,323,000 to $12,017,000 as compared to $9,694,000 in 1997. In addition to the Jer-Neen component business revenue contribution beginning in the fourth quarter of 1998, the branded product business unit increased its core revenues by $926,000, or 10%. Total 1998 branded product net revenue of $10,620,000 represents an important milestone in surpassing the highest annual revenue in the Company's history associated with this business segment. Branded revenue growth came from the Tissue-Guard product line, exclusive of Peri-Strips(R), which grew at a 19% pace, led by sales of Vascu-Guard(R)and Dura-Guard(R). Aided by international growth of 27%, Peri-Strips revenue increased $318,000, or 11%. Domestic Peri-Strips revenue increased 6% with only a minimal contribution from the National Emphysema Treatment Trial (NETT). Biograft revenue decreased $52,000, or 7%, to $748,000 from $800,000, continuing a trend. Revenue from sales of surgical productivity tools decreased 4% to $2,051,000 from $2,127,000.

The Company has emphasized new product development through the commitment of significant resources to research and development. The product development activities in 1998 focused on both near- and long-term opportunities. The near-term opportunities include leveraging current tissue expertise through product line expansions while long-term projects include a focus on proactively seeking to obsolete current technology. During fiscal 1998, the Company's product development efforts resulted in 510(k) marketing clearance from the FDA for three new products: Flo-Thru Intraluminal Shunt(TM) received in August 1998, CV Peri-Guard(TM) received in April 1998 and Ocu-Guard(TM) received in December 1997.

Results of Continuing Operations

Years Ended October 31, 1998 and 1997

Revenue increased $2,323,000, or 24%, to $12,017,000 from $9,694,000. The Jer-
Neen component business contributed $1,397,000 to revenue in 1998. Branded product growth came from the Tissue-Guard product line, which grew at a 19% pace, led by sales of Vascu-Guard and Dura-Guard. Aided by international growth of 27%, Peri-Strips revenue increased $318,000, or 11%. Domestic Peri-Strips revenue increased 6% with only a minimal contribution from the National Emphysema Treatment Trial (NETT). Biograft revenue decreased $52,000, or 7%, to $748,000 from $800,000, continuing a trend. Revenue from sales of surgical productivity tools decreased 4% to $2,051,000 from $2,127,000.

The Company's gross margin percentage was 57% for 1998 as compared to 59% for 1997. In 1998, the component product line margin was 37%, while the branded products' margin was 59%. The gross margin in the fourth quarter of 1998, the first quarter including the operations of both businesses, was 52%. The Company expects the gross margin percentage for 1999 to be lower than the 1998 level as the component product business will be included in the consolidated operating results for the full year in 1999 rather than one quarter as in 1998. The Company expects that each business unit's gross margin will increase slightly in 1999, due to the impact of increased production volumes in excess of incremental fixed overhead. This forward looking statement is influenced primarily by the Company's current estimate of standard costs and production forecasts and would be impacted by significant increases or decreases in production volumes of the Company's products, by material changes in the Company's product mix and by the accuracy of the Company's estimates of standard costs and other manufacturing costs.

Selling, general and administrative (SG&A) expense increased $888,000, or 15%, between 1998 and 1997. The inclusion of the component business beginning in the fourth quarter of 1998 accounts for nearly half of the overall year to year increase in SG&A expense. The remaining increase is due to the continuing investment in personnel in the areas of regulatory and clinical affairs, product development and sales and marketing required to advance the Company's revenue growth initiatives.

Research and development (R&D) expense increased $290,000, or 23%, between 1998 and 1997. The product development activities in 1998 focused on both near- and long-term opportunities. The near-term opportunities include leveraging current tissue expertise through product line expansions while long-term projects include a focus on proactively seeking to obsolete current technology. During fiscal 1998, the Company's product development efforts resulted in 510(k) marketing clearance from the FDA for three new products. The Company continues to work on a number of new product opportunities. R&D expense is expected to increase as projects under development continue to progress. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and the timing of those costs for each project.

The operating loss in 1998 was $1,415,000 as compared to an operating loss of $1,305,000 for 1997. The component business contributed $62,000 in operating income to 1998.

Other income, primarily net interest income, was $746,000 in 1998 and $1,067,000 in 1997. The decrease in interest income is related to lower average investment balances in 1998, primarily due to cash expenditures for the Company's stock repurchase program and the Jer-Neen acquisition. As a result, continuing operations had a loss before income taxes of $669,000 in 1998 as compared to $238,000 in 1997. Operating activities generated positive cash flow of $322,000 in 1998.

The Company's benefit for income taxes in 1998 is $186,000. The 1998 effective tax rate of 28% is less than the statutory rates primarily due to the impact of permanent differences including nondeductible goodwill, partially offset by the impact of Research and Experimental credits. The Company recorded a tax provision of $365,000 in 1997 due to a $421,000 write-off of an income tax asset associated with net operating loss carry forwards of its former subsidiary, Vital Images.

The 1998 loss from continuing operations was $483,000, or $0.05 per share, compared to $604,000, or $0.06 per share in 1997. In 1997, the Company also recorded a loss from discontinued operations of $920,000, or $0.10 per share.

Years Ended October 31, 1997 and 1996

Revenue decreased to $9,694,000 from $10,125,000, primarily due to the decrease in Peri-Strips revenue of $1,421,000, or 33%, to $2,915,000 from $4,336,000.
Revenue from sales of other Tissue-Guard products increased $908,000, or 31%, to $3,852,000 from $2,944,000. All Tissue-Guard products showed significant increases over the prior year. Increased revenues from Tissue-Guard products in the fourth quarter of fiscal 1997 over the same quarter in fiscal 1996 more than offset the decreased revenue from Peri-Strips for the first time since the Health Care Financing Administration (HCFA) non-coverage decision for lung volume reduction surgery in January of 1996. Biograft revenue decreased $138,000, or 15%, to $800,000 from $938,000, continuing a trend. Revenue from sales of surgical productivity tools increased $220,000, or 12%, to $2,127,000 from $1,907,000.

The gross margin percentage was 59% for 1997 and 66% for 1996. During fiscal 1996 and 1997, the gross margin percentages declined through the quarters, primarily due to decreases in production volume consistent with declining demand for Peri-Strips. The gross margin percentage was 62% by the fourth quarter of 1996 and continued to decrease through the third quarter of 1997. Gross margin improvements in the fourth quarter of 1997 were primarily due to increased production volume.

Selling, general and administrative expenses increased $573,000, or 11%, between 1997 and 1996, primarily due to increases in regulatory personnel and related market clearance costs. Selling expense increases were primarily associated with the launch of Peri-Strips Dry(TM) in the third quarter of 1997 and increased marketing efforts in Europe. The Company also incurred expenses related to efforts to educate Congress and other interested parties about the devastating effect of the HCFA decision on patients in the late-stages of emphysema and to seek consideration of a modification or reversal of that decision.

Research and development expense increased $349,000, or 38%, between 1997 and 1996, with the increase primarily due to the cost of moving projects forward through research and development efforts, including an increase in the number of animal studies. R&D activities in 1997 included two new product opportunities, CV Peri-Guard and Ocu-Guard.

Primarily due to the continued decrease in revenue from Peri-Strips, compounded by lower gross margins earlier in the year and increased spending on research and development, regulatory and selling costs, continuing operations had an operating loss in 1997 of $1,305,000 as compared to operating income of $571,000 for 1996. Other income, primarily interest income, was $1,067,000 and $1,161,000 in 1997 and 1996, respectively. As a result, continuing operations had a loss before income taxes in 1997 of $238,000 as compared to income from continuing operations before income tax of $1,732,000 in 1996.

The Company recorded a provision for income taxes in 1997 of $365,000 including a $421,000 write-off of an income tax asset associated with net operating loss carry forwards of Vital Images. In 1996, the Company allocated its provision for income taxes to continuing and discontinuing operations based on their respective pretax income contributions and tax attributes. As a result, the amount of the provision allocated to continuing operations in 1996 was $514,000, representing an effective tax rate of approximately 30%. Continuing operations' effective tax rate for 1996 reflected the benefit of recognizing a deferred tax asset associated with capital loss and research and experimentation credit carryforwards created in prior years.

Loss from continuing operations was $604,000, or $0.06 per share in 1997, compared to income of $1,219,000, or $0.12 per share in 1996. In 1997, the Company also recorded a loss from discontinued operations of $920,000, or

$0.10 per share, associated with the spin-off of Vital Images.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities were $8,400,000 at October 31, 1998 as compared to $17,987,000 at October 31, 1997, a reduction of $9,587,000.
Major uses of available cash during 1998 totaling $9,319,000 were the repurchase of common stock and the purchase of Jer-Neen (including the repayment of certain acquired Jer-Neen debt obligations). The Company believes existing cash and investments will be sufficient to satisfy its cash requirements for the foreseeable future. This forward looking statement, as well as the Company's long term cash requirements, will be a function of a number of variables, including research & development priorities, acquisition opportunities, and the growth and profitability of the business.

Operating activities provided cash of $322,000 in 1998, as compared to $1,051,000 (excluding $1,860,000 used by discontinued operations) of net cash provided by operating activities in fiscal 1997. Cash was provided by continuing operations in fiscal 1998 through non-cash expenses in excess of the loss from operations and collection efforts, which generated a reduction in accounts receivable. These increases in cash were offset by an increase in inventory levels.

The Company invested $964,000 in equipment and leasehold improvements, primarily related to new products and related manufacturing processes. Other 1998 investing activities included $2,816,000 used in the purchase of Jer-Neen, net of the cash acquired. Net investments in marketable securities totaling $7,235,000 were liquidated in 1998 to provide cash, primarily for financing and other investing activities.

Financing activities used $6,093,000 of cash in 1998, including $4,095,000 in cash used to repurchase 978,266 shares of Company common stock in the open market in accordance with its ongoing stock repurchase program. The program was originally announced in August 1997, and initially provided for the repurchase of up to 500,000 shares of common stock. The buyback program was subsequently expanded during 1998 to provide for the repurchase of a total of 1.5 million shares. Such purchases are made in the open market from time-to-time as the Company identifies price opportunities. The repurchase program was initiated because the Company believed the stock was undervalued. The program will have a positive impact on earnings per share in periods of profitability. However, while the Company is generating losses, the stock repurchases have a dilutive impact on current earnings per share. In addition, the Company repaid certain debt obligations acquired through the purchase of Jer-Neen totaling $2,408,000 in 1998. The Company has long-term obligations of $1,670,000 at October 31, 1998. Payments are required through 2004.

Year 2000 Readiness

The following Year 2000 disclosure is required by the rules and regulations of the Securities and Exchange Commission and constitutes a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act.

The "Year 2000" or "Y2K" problem references the problem caused by computer systems that have historically been written using two digits rather than four digits to define the applicable year. Additionally, Y2K includes a problem calculating leap year if a computer system does not correctly identify the year 2000 as being a leap year. Company computer systems and other equipment and technology having date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 and may not recognize the year 2000 as a leap year. The Company has instituted a Year 2000 readiness program (the "Y2K Plan") in order to identify, evaluate and address its exposure to these problems.

For purposes of its Y2K Plan, the Company defines "Year 2000 compliant" to mean that a product or service accurately process dates and times into and between the twentieth and twenty-first centuries, into and between the years 1900 and 2000, performs correct leap year calculations and properly exchanges date and time information with other products or services when used in combination. The goal of the Y2K Plan is to ensure that the Company's equipment, systems and processes and those of its significant business partners are sufficiently Year 2000 compliant such that no date/time issue will have any adverse impact on the services or products that the Company provides its customers or the timely and accurate processing of transactions.

State of Readiness:   As part of the Company's Y2K Plan, management is in the
process of evaluating its information technology ("IT") and non-information ("non-IT") technology systems, including manufacturing equipment, telephone and mechanical systems and other equipment and systems having embedded, date sensitive technology for Year 2000 compliance. The Company's Y2K Plan is focused on assessing and assuring compliance in the following areas: IT and non-IT hardware, operating systems, software applications and custom applications. Additionally, the Company is reviewing the Year 2000 compliance status of its customers, vendors and other service providers.

Hardware: The Company is in the process of completing its assessment of its IT and non-IT hardware for Y2K compliance. The Company estimates that 60% of its IT and non-IT hardware has either been upgraded for Y2K compliance or has been certified internally or through the appropriate vendor to be compliant. The Company expects that the remaining IT and non-IT hardware will be upgraded or certified as Y2K compliant by June 30, 1999.

Operating Systems: The Company's operating systems are Novell Netware, Microsoft NT and Microsoft Windows 95. Novell has certified Netware to be Y2K compliant. Microsoft has certified Windows 95 to be compliant. Microsoft has certified that its NT 4.x software is compliant upon installation of the most recent service patches released or the installation of a software upgrade due to be released late December 1998 or early 1999. The Company expects to install either the "service patches" or the software upgrade when available.

Software Applications: The Company's primary information system applications consist of Micro-MAX MRP system, Great Plains Accounting and DataWorks Vantage. Micro-MAX released a service upgrade in 1998 that addressed its Y2K compliance. Great Plains Accounting has been certified Y2K compliant for a number of years and DataWorks has certified Vantage to be Y2K compliant. The Company's secondary software systems consist of "off-the-shelf" software. The Company is in the process of obtaining from the vendors certification that each secondary software package is compliant. None of these secondary software programs are critical to the Company's ability to accurately and timely process transactions. The Company expects that all secondary software applications will either be assessed to be not dependent on date/time accuracy, certified by the vendor to be Y2K compliant or replaced by June 30, 1999.

Custom Applications: The Company has only a few custom applications written in "off-the-shelf" software. These applications were written in versions of software which have been determined not to be Y2K compliant. In each instance the Company has determined that date/time is either not essential to the functioning of the application, can be worked around, or that the application's function can either be accomplished manually or completed in another manner using alternative software. Accordingly, the Company may choose not to address the Y2K issues related to these custom applications.

Third Party Relationship:. Because Y2K issues may also impact the Company by affecting the business and operations of the Company's vendors, customers and other business partners, the Company is in the process of communicating with these parties in order to determine their Y2K compliant status. This communication is in the early stage and accordingly, the Company has not been able to determine if the failure of a third-party to be Y2K compliant will have a material adverse affect on the Company. The Company anticipates that this part of its Y2K plan will be substantially complete by June 1999.

Costs to Address Year 2000 Issues: Although the ultimate cost of attaining Year 2000 compliance is not fully known at this time, management anticipates that external costs will not be material. These costs will be funded from operations. The Company does not track internal personnel time spent on IT projects, including the Y2K project. To date, no IT projects have been delayed as a result of the Company's Y2K project. In the event the Company's Y2K Plan is not successful or timely implemented, the Company may need to devote more resources to the process and additional costs may be incurred. Such a situation could have a material adverse effect on the Company's financial condition and results of operations.

The costs of Year 2000 compliance and the expected completion dates are the best estimates of Company management and are believed to be reasonably accurate. Estimated costs of the Company's Y2K project and projected completion dates are forward-looking statements that may be impacted by the Company's current belief as to the extent of its internal exposure to the Y2K problem, the timeliness and accuracy of information provided by the Company's vendors, customers and other business partners in response to Y2K compliance inquiries by the Company, the cost and availability of upgrades, corrections or replacements for IT and non-IT systems identified as non-compliant, and the cost of and the Company's ability to procure the services of consultants or qualified personnel to assist with its Y2K Plan.

Worst Case Scenario: The Company believes that its most reasonably likely, worst case scenario as a result of the Year 2000 problem will be the failure of one or more significant vendors, customers or business partners to become Year 2000 complaint and the inability of the Company to determine or react on a timely basis in order to mitigate the effects on the Company. If the operations of any significant vendor, customer or other business partner are disrupted due to the Year 2000 problem and the Company is unable to develop and implement an effective contingency plan, the Company's ability to carry on essential activities could be materially impacted. Even though the Company is undertaking its Y2K Plan in an effort to mitigate its risks, there can be no assurance that this scenario or any other impact of the Y2K problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Contingency Plans: To date, the Company has not yet developed any detailed contingency plans to address Year 2000 compliance deficiencies, as it is still in the process of gathering data from its customers, vendors and other business partners regarding their Year 2000 compliance and otherwise implementing its Y2K Plan. To the extent that the Company identifies Year 2000 compliance issues that cannot be addressed on a timely basis, it will seek to develop appropriate contingency plans in order to mitigate its risks.

Inflation

Management believes inflation has not had a material effect on the Company's operations or on its financial condition.

Foreign Currency Transactions

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

New Accounting Standards

In June 1997, SFAS No. 130 ("SFAS 130"), Comprehensive Income, was issued by the Financial Accounting Standards Board. SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. The Company's only component of other comprehensive income is the unrealized gain/loss on available-for-sale investments. Also issued in June 1997 was SFAS No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information, which establishes new standards for the way public business enterprises report information about operating segments. The Company must adopt SFAS 130 and SFAS 131 in fiscal year 1999. Management is currently evaluating the effect of these changes on its financial reporting.

The following consolidated financial statements and related notes appears on pages 13-23 of the Company's 1998 Annual Report to Shareholders.

BIO-VASCULAR, INC.
CONSOLIDATED BALANCE SHEETS
AS OF OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                        1998                  1997
                                                                     -----------           -----------
ASSETS
Current assets:
Cash and cash equivalents......................................      $ 4,383,366           $ 6,766,687
Marketable securities, short-term..............................        3,990,839             7,229,934
Accounts receivable, net.......................................        2,456,018             1,846,519
Inventories, net...............................................        2,305,924             1,619,395
Deferred income taxes..........................................          219,754               144,549
Other..........................................................          527,402               480,955
                                                                     -----------           -----------
     Total current assets......................................       13,883,303            18,088,039

Equipment and leasehold improvements, net......................        4,353,876             1,670,446
Goodwill and other intangible assets, net......................        7,240,772             1,003,251
Marketable securities, long-term...............................               --             3,989,896
Deferred income taxes..........................................          504,268               382,819
                                                                     -----------           -----------
     Total assets..............................................      $25,982,219           $25,134,451
                                                                     ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable...............................................      $   460,337           $   447,167
Accrued expenses...............................................        1,421,054               735,049
Current maturities of long-term obligations....................          615,961                    --
                                                                     -----------           -----------
     Total current liabilities.................................        2,497,352             1,182,216

Capital lease obligations......................................          392,845                    --
Other liabilities....... ......................................          661,648                    --
                                                                     -----------           -----------
     Total liabilities.........................................        3,551,845             1,182,216
                                                                     -----------           -----------

Commitments (Note 7)

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $.01 par value;
  none issued or outstanding at October 31, 1998 and 1997......               --                    --
Common stock: authorized 20,000,000 shares of $.01 par value;
  issued and outstanding, 9,317,183 and 9,563,609
  at October 31, 1998 and 1997, respectively...................           93,172                95,636
Additional paid-in capital.....................................       28,695,840            29,664,715
Unearned compensation..........................................         (514,538)             (447,254)
Unrealized marketable securities holding gain..................            1,103                 1,288
Accumulated deficit............................................       (5,845,203)           (5,362,150)
                                                                     -----------           -----------
     Total shareholders' equity................................       22,430,374            23,952,235
                                                                     -----------           -----------
     Total liabilities and shareholders' equity................      $25,982,219           $25,134,451
                                                                     ===========           ===========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                  1998           1997            1996
                                                               -----------    -----------     -----------
Net revenue..............................................      $12,017,379    $ 9,694,047     $10,124,709
Cost of revenue..........................................        5,222,112      3,967,460       3,443,098
                                                               -----------    -----------     -----------
Gross margin.............................................        6,795,267      5,726,587       6,681,611

Operating expenses:
Selling, general and administrative......................        6,661,922      5,773,918       5,201,236
Research and development.................................        1,547,920      1,257,904         909,362
                                                               -----------    -----------     -----------
Operating income (loss)..................................       (1,414,575)    (1,305,235)        571,013
Other income, net, primarily interest....................          745,784      1,066,822       1,161,488
Income (loss) from continuing operations before
   provision for (benefit from) income taxes.............         (668,791)      (238,413)      1,732,501
Provision for (benefit from) income taxes................         (185,738)       365,200         514,000
                                                               -----------    -----------     -----------
Income (loss) from continuing operations.................         (483,053)      (603,613)      1,218,501

Discontinued operations:
Loss from operations of discontinued business, net of
   income taxes..........................................               --             --      (1,048,142)
Loss on disposal of discontinued business, net of
   income taxes..........................................               --       (920,000)     (1,348,000)
                                                               -----------    -----------     -----------
Net loss.................................................      $  (483,053)   $(1,523,613)    $(1,177,641)
                                                               ===========    ===========     ===========

Basic earnings per share:
Continuing operations....................................      $     (0.05)   $     (0.06)    $      0.13
Discontinued operations..................................               --          (0.10)          (0.26)
                                                               -----------    -----------     -----------
Net loss.................................................      $     (0.05)   $     (0.16)    $     (0.13)
                                                               ===========    ===========     ===========

Diluted earnings per share:
Continuing operations....................................      $     (0.05)   $     (0.06)    $      0.12
Discontinued operations..................................               --          (0.10)          (0.24)
                                                               -----------    -----------     -----------
Net loss.................................................      $     (0.05)   $     (0.16)    $     (0.12)
                                                               ===========    ===========     ===========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                               Unrealized
                                                                                               Marketable
                                                               Additional                      Securities
                                           Common Stock         Paid -In        Unearned         Holding     Accumulated
                                       Shares    Par Value      Capital      Compensation     Gain (Loss)      Deficit
                                     ----------  ----------  -------------  ---------------  -------------   -----------
Balance at October 31, 1995.........  9,379,768     $93,798    $38,352,660        $(430,226)            --   $(2,660,896)
Stock option activity, net of tax
   benefit..........................     82,744         827      1,099,719         (150,387)
Warrant activity....................     28,929         289        115,427
Employee Stock Purchase Plan
   activity.........................      5,715          57         36,376
Employee restricted stock
   activity.........................    (12,258)       (123)       (16,616)          71,954
Non-employee restricted stock
   activity.........................                                                 23,750
Offering costs......................                               (87,327)
Unrealized marketable securities
   holding loss, net................                                                              $(51,107)
Net loss............................                                                                          (1,177,641)
                                     ----------  ----------  -------------  ---------------  -------------   -----------
Balance at October 31, 1996.........  9,484,898      94,849     39,500,239         (484,909)       (51,107)   (3,838,537)

Stock option activity, net of tax
   benefit..........................     48,236         482        654,522         (332,462)
Employee Stock Purchase Plan
   activity.........................      9,190          92         37,217
Employee restricted stock
   activity.........................     22,185         222         62,998           22,954
Non-employee restricted stock
   activity.........................     36,000         360        143,640         (112,837)
Stock repurchased by the Company....    (36,900)       (369)      (149,560)
Distribution of net investment in
     Vital Images...................                           (10,584,341)         460,000
Unrealized marketable securities
     holding gain, net..............                                                                52,395
Net loss............................                                                                          (1,523,613)
                                     ----------  ----------  -------------  ---------------  -------------   -----------
Balance at October 31, 1997.........  9,563,609      95,636     29,664,715         (447,254)         1,288    (5,362,150)

Stock option activity, net of tax
   benefit..........................     80,760         808        248,263           22,849
Employee Stock Purchase Plan
   activity.........................      8,247          82         25,371
Employee restricted stock
   activity.........................     56,961         570        248,491         (134,797)
Non-employee restricted stock
   activity.........................                                                 44,664
Stock repurchased by the Company....   (978,266)     (9,783)    (4,084,948)
Stock issued in conjunction with
   the acquisition of Jer-Neen......    585,872       5,859      2,593,948
Unrealized marketable securities
   holding loss, net................                                                                  (185)
Net loss............................                                                                            (483,053)
                                     ----------  ----------  -------------  ---------------  -------------   -----------
Balance at October 31, 1998.........  9,317,183     $93,172    $28,695,840        $(514,538)        $1,103   $(5,845,203)
                                     ==========  ==========  =============  ===============  =============   ===========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                          1998               1997             1996
                                                    -----------------  ----------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITES:
Net loss...................................                 $(483,053)      $(1,523,613)     $(1,177,641)
Net loss from discontinued
   operations..............................                        --          (920,000)      (2,396,142)
                                                    -----------------  ----------------  ---------------
Income (loss) from continuing
   operations..............................                  (483,053)         (603,613)       1,218,501

Adjustments to reconcile income (loss) from
   continuing operations to net cash provided
   by (used in) operating activities:
Depreciation...............................                   493,709           353,964          296,731
Amortization of goodwill and other intangible
   assets..................................                   384,288           265,805          294,679
Provision for uncollectible accounts.......                    87,655                --           36,592
Provision for inventory obsolescence.......                   179,263           116,031          354,822
Non-cash compensation......................                   220,029           212,367          286,018
Deferred income taxes......................                  (166,020)          239,132       (1,096,500)

Changes in operating assets and liabilities:
Accounts receivable........................                   138,986          (380,710)         704,417
Inventories................................                  (484,620)          237,302         (359,324)
Other assets...............................                    16,960           313,365         (305,345)
Accounts payable and accrued expenses......                   (64,870)          297,247       (1,087,297)
                                                    -----------------  ----------------  ---------------
    Net cash provided by continuing
       operations..........................                   322,327         1,050,889          343,294
    Net cash used in discontinued
       operations..........................                        --        (1,860,920)         (70,046)
                                                    -----------------  ----------------  ---------------
    Net cash provided by (used in) operating
       activities..........................                   322,327          (810,031)         273,248
                                                    -----------------  ----------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITES:
Purchase of equipment and improvements,
   excluding those obtained in the
   purchase of Jer-Neen....................                  (964,182)         (654,153)        (402,290)
Investments in marketable  securities......                (8,674,706)       (9,000,000)     (25,980,000)
Proceeds upon maturity of marketable
   securities..............................                13,159,270        13,750,000       16,795,920
Proceeds upon sale of marketable
   securities..............................                 2,750,000                --               --
Purchase of Jer-Neen, net of cash acquired
   (Note 2)................................                (2,815,882)               --               --
Investments in patents and trademarks,
   excluding those obtained in the purchase
   of Jer-Neen.............................                   (66,989)          (43,310)        (803,272)
Discontinued operations, net...............                        --        (2,327,360)        (379,855)
                                                    -----------------  ----------------  ---------------
    Net cash provided by (used in) investing
       activities..........................                 3,387,511         1,725,177      (10,769,497)
                                                    -----------------  ----------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITES:
Proceeds from issuance of bank
   note....................................                   275,000                --               --
Repayments on bank note....................                   (14,226)               --               --
Offering costs related to the sale of
   common stock in 1995....................                        --                --          (87,327)
Proceeds related to stock options, employee
   stock purchase plan and restricted
   stock...................................                   236,272           264,821          895,257
Repurchase of the Company's common stock...                (4,094,731)         (149,930)              --
Repayment of capital lease obligations.....                   (53,426)               --               --
Repayments of other long-term
   obligations.............................                   (33,662)               --               --
Repayment of debt in conjunction with the
   acquisition of Jer-Neen.................                (2,408,386)               --               --
                                                    -----------------  ----------------  ---------------
    Net cash provided by (used in) financing
     activities............................                (6,093,159)          114,891          807,930
                                                    -----------------  ----------------  ---------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS.............................                (2,383,321)        1,030,037       (9,688,319)
CASH AND CASH EQUIVALENTS AT BEGINNING
   OF YEAR.................................                 6,766,687         5,736,650       15,424,969
                                                    -----------------  ----------------  ---------------
CASH AND CASH EQUIVALENTS AT END OF YEAR...                $4,383,366        $6,766,687       $5,736,650
                                                    =================  ================  ===============

                 The accompanying notes are an integral part
                   of the consolidated financial statements.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(1)  BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Description:

Bio-Vascular, Inc. ("Bio-Vascular" or the "Company") develops, manufactures and markets branded proprietary and patented specialty medical products for use in thoracic, cardiac, neuro, vascular and ophthalmic surgery. The Company's branded products include the Tissue-Guard(TM) product line, the Biograft(R) peripheral vascular graft and surgical productivity tools used in cardiac and vascular surgery. The Tissue-Guard product line includes Peri-Strips(R), Peri-Strips Dry(TM), Dura-Guard(R), Vascu-Guard(R), Supple Peri-Guard(R), Peri-Guard(R), Tissue-Guard(TM), Supple Tissue-Guard(TM), CV Peri-Guard(TM) and Ocu-Guard(TM). Tissue-Guard products are made from bovine pericardium (the thin membrane surrounding the heart of cattle) processed using proprietary tissue-fixation technology. The Tissue-Guard products, made in various configurations, are used in a wide variety of surgical procedures and are designed to reinforce, reconstruct and repair tissue and prevent leaks of air, blood and other body fluids.

The Company's wholly-owned subsidiary, Jer-Neen Manufacturing Co., Inc. ("Jer-Neen"), is a value-added manufacturer of precision component products such as micro coils, wire forms and spring components used in implantable defibrillation, interventional medicine and other surgical applications within the medical device industry. The Company acquired Jer-Neen in July 1998.

Basis of Consolidation:

The consolidated financial statements include the accounts of Bio-Vascular, Inc. and its wholly-owned subsidiary, Jer-Neen, after elimination of inter-company accounts and transactions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepting accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventories and evaluation of the realizability of intangible and other long-lived assets and deferred tax assets.

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash at October 31, 1998 was primarily invested in commercial paper and one money market fund.

Marketable Securities:

Investments having original maturities in excess of three months are classified as marketable securities and generally consist of commercial paper, U.S. Government or U.S. Government-backed obligations. Investments are classified as short-term or long-term in the balance sheet based on their maturity date. At October 31, 1998 and 1997, all of the Company's marketable securities are classified as available-for-sale. Available-for-sale investments are recorded at market value with net unrealized holding gains and losses included as a separate component of shareholders' equity.

Inventories:

Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market. On a quarterly basis, the Company compares the amount of the inventories on hand with its latest forecasted requirements to determine whether write-downs for excess or obsolete inventories are required.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

Equipment and Leasehold Improvements:

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a 3-to 7-year life and manufacturing equipment are depreciated over a 5-to 10-year life. Leasehold improvements are amortized over the life of the related facility leases or the asset, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs which do not improve or extend the useful lives of the respective assets are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, is recorded in "Other income, net", on the Consolidated Statements of Operations.

Long-Lived Assets:

The Company adopted the Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally ten to seventeen years. The Company evaluates the net realizability of goodwill and other intangibles on an ongoing basis, based on current and anticipated undiscounted cash flows.

Revenue Recognition:

Revenue is recognized upon shipment of goods to customers, net of estimated returns.

Research and Development:

Research and development costs are expensed as incurred.

Stock-Based Compensation:

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, which disclosures are presented in Note 8 "Shareholders' Equity". The Company continues to account for employee stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Temporary differences relate primarily to operating and capital loss carryforwards, research and experimentation tax credit carryforwards, depreciation, non-compete obligation and obsolete inventory reserves.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

Net Income (Loss) Per Common Share:

In February 1997, SFAS No. 128, Earnings per Share (EPS), was issued by the Financial Accounting Standards Board. This standard, which the Company adopted in the first quarter of fiscal 1998, requires dual presentation of basic and diluted EPS. Basic EPS is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans.

(2) ACQUISITION OF BUSINESS:

On July 31, 1998, the Company completed the acquisition of Jer-Neen
Manufacturing Co., Inc. of Lino Lakes, Minnesota.   Jer-Neen is a value-added
manufacturer of precision component products used within the medical device industry. Jer-Neen's product line includes micro coils, wire forms and spring components used in implantable defibrillation, interventional medicine and other surgical applications. The acquisition has been accounted for as a purchase.

Pursuant to the terms of the acquisition agreement, all of the issued and outstanding shares of common stock of Jer-Neen were exchanged for 585,872 shares of Bio-Vascular common stock, valued at $2,600,000, and an aggregate of $1,750,000 in cash, excluding transaction costs. The Company also paid $950,000 for a ten-year non-compete agreement covering the former Jer-Neen shareholders. Goodwill acquired by the Company amounted to $5,200,000 and will be amortized using the straight-line method over fifteen years. The Company acquired $2,400,000 of Jer-Neen's outstanding debt, which was paid immediately upon completion of the transaction. The remaining fair value of net assets of Jer-Neen acquired in the transaction totaled $1,772,000, including equipment and improvements of $2,217,000, patents of $387,000, receivables of $848,000, inventories of $381,000, less capital lease obligations of $677,000, accounts payable and accrued expenses of $713,000 and other long-term obligations of $815,000.

The acquisition occurred on July 31, 1998, therefore only the results of Jer-Neen's operations for the three-month period ended October 31, 1998 are included in the Company's Consolidated Statement of Operations for 1998.

The following unaudited pro forma financial information reflects the combined results of the Company and Jer-Neen had the acquisition occurred at the beginning of each of the fiscal periods presented. The pro forma financial information presented is not necessarily indicative of either the future combined operations of the Company or the actual results that would have occurred had the acquisition of Jer-Neen been consummated on November 1, 1997 or 1996.


                                          1998             1997
                                       -----------     -----------

Net revenue.......................     $16,179,528     $13,828,222
Operating loss....................      (1,157,574)     (1,099,039)
Loss from continuing operations...        (560,984)       (769,347)
Basic earnings per share..........           (0.06)          (0.08)
Diluted earnings per share........           (0.06)          (0.08)

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(3)  DISCONTINUED OPERATIONS:

On May 12, 1997, the Company completed the spin-off distribution of all shares of Vital Images, Inc. ("Vital Images") to shareholders of Bio-Vascular, with Vital Images thereafter operating as an independent company with its own publicly-traded securities. All Bio-Vascular shareholders of record received one share of Vital Images common stock for every two shares of Bio-Vascular common stock held, with cash issued in lieu of fractional shares. The spin-off distribution was recorded by reducing shareholders' equity by $10,124,000, which represents $10,000,000 of cash and investments, plus the carrying value of Vital Images' net assets.

The 1996 loss from operations of the discontinued business included an allocation of interest income (based on the ratio of net investment assets contributed to the discontinued business over total investment assets) of $547,000. The 1996 loss on disposal of discontinued business of $1,348,000 included the estimated future operating losses of Vital Images through the estimated date of spin-off. In addition to the estimate of future results of operations, major components of the loss on disposal include $400,000 of transaction costs, interest income of $200,000 and deferred income tax benefits of $452,000. The 1997 loss on disposal of $920,000 reflects additional losses and costs associated with the spin-off transactions, which took longer to complete than anticipated, and which exceeded the $1,348,000 amount previously estimated and recorded as of October 31, 1996.


DISCONTINUED OPERATIONS

                                          1998             1997
                                       -----------     -----------
Net revenue......................               --        $882,126
Gross margin.....................               --         719,840
Operating loss...................               --      (2,357,065)
Loss from operations of
   discontinued business, net of
   income taxes..................               --      (1,048,142)
Loss on disposal of discontinued
   business, net of income taxes.        $(920,000)     (1,348,000)
Total discontinued operations,
   net of income taxes...........         (920,000)     (2,396,142)

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(4) SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

                                                                                  1998                   1997
                                                                          -------------------     -----------------
Marketable securities, short- and long-term:
Commercial paper.................................................                  $1,998,844                    --
U.S. Government and government agency obligations................                   1,991,995           $11,219,830
                                                                          -------------------     -----------------
                                                                                   $3,990,839           $11,219,830
                                                                          ===================     =================
Accounts receivable, net:
Trade receivables................................................                  $2,584,096            $1,867,919
Less allowance for doubtful accounts.............................                    (128,078)              (21,400)
                                                                          -------------------     -----------------
                                                                                   $2,456,018            $1,846,519
                                                                          ===================     =================
Inventories, net:
Raw materials and supplies.......................................                  $1,242,003            $  580,354
Work in process..................................................                     519,424               405,736
Finished goods...................................................                   1,024,317             1,006,305
Less reserve for inventory obsolescence..........................                    (479,820)             (373,000)
                                                                          -------------------     -----------------
                                                                                   $2,305,924            $1,619,395
                                                                          ===================     =================
Equipment and leasehold improvements, net:
Furniture, fixtures and computer equipment.......................                  $1,101,256           $   826,360
Manufacturing equipment..........................................                   1,999,263               991,127
Leasehold improvements...........................................                   1,758,872               874,887
Equipment in process.............................................                     234,696                    --
Furniture, fixtures and computer equipment under capital
   leases........................................................                     154,306                    --
Manufacturing equipment under capital leases.....................                     604,431                    --
Less accumulated depreciation and leasehold improvement
   amortization..................................................                  (1,474,400)           (1,021,928)
Less accumulated amortization of capital leases..................                     (24,548)                   --
                                                                          -------------------     -----------------
                                                                                   $4,353,876            $1,670,446
                                                                          ===================     =================
Goodwill and other intangible assets, net:
Goodwill.........................................................                  $6,756,194            $1,538,374
Patents and other intangibles....................................                   1,162,869               708,880
Non-compete agreement............................................                     950,000                    --
Less accumulated amortization....................................                  (1,628,291)           (1,244,003)
                                                                          -------------------     -----------------
                                                                                    7,240,772            $1,003,251
                                                                           ==================     =================
Accrued expenses:
Payroll, other employee benefits and related taxes...............                    $599,126              $275,015
Accrued income taxes.............................................                     280,943                    --
Other accrued expenses...........................................                     540,985               460,034
                                                                          -------------------     -----------------
                                                                                   $1,421,054              $735,049
                                                                           ==================     =================

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(5) INCOME TAXES:

PROVISION FOR (BENEFIT FROM) INCOME TAXES




                                                         1998            1997            1996
                                                     -------------  --------------  --------------
Current:
Federal............................................       $(21,511)        $95,893        $834,720
State..............................................          1,793          43,750          34,606
                                                     -------------  --------------  --------------
                                                           (19,718)        139,643         869,326
                                                     -------------  --------------  --------------
Deferred:
Federal............................................       (142,809)        286,159        (345,518)
State..............................................        (23,211)        (60,602)         (9,808)
                                                     -------------  --------------  --------------
                                                          (166,020)        225,557        (355,326)
                                                     -------------  --------------  --------------
Total..............................................      $(185,738)       $365,200        $514,000
                                                     =============  ==============  ==============

RECONCILIATION OF EFFECTIVE INCOME TAX RATE


                                                         1998            1997            1996
                                                     -------------  --------------  --------------
Income (loss) from continuing operations...........      $(668,791)      $(238,413)     $1,732,501
                                                     =============  ==============  ==============

Statutory federal rate.............................      $(227,389)       $(81,060)       $606,375
Benefit from marginal rate.........................             --              --         (17,325)
State taxes, net of federal benefit................        (14,136)        (11,122)         24,798
Permanent differences..............................         56,130         (20,269)         36,206
Write-off of deferred tax asset associated with
   discontinued operations.........................             --         421,000              --
Increase (decrease) in valuation allowance.........         (2,685)         69,027        (203,058)
Other, net.........................................          2,342         (12,376)         67,004
                                                     -------------  --------------  --------------
Provision for (benefit from) income taxes..........      $(185,738)       $365,200        $514,000
                                                     =============  ==============  ==============

COMPONENTS OF DEFERRED TAX ASSETS (LIABILITIES)




                                                         1998            1997            1996
                                                     -------------  --------------  --------------
Operating loss carryforwards.......................       $228,456        $169,800        $741,150
Capital loss carryforwards.........................        140,842         149,062         149,750
Credit carryforwards...............................        324,502         269,005         128,300
Depreciation.......................................       (220,005)        (35,866)        (46,013)
Inventory..........................................        172,659         137,562         131,453
Non-compete obligation.............................        240,293              --              --
Other, net.........................................        (21,883)        (18,668)         66,360
Less valuation allowance...........................       (140,842)       (143,527)        (74,500)
                                                     -------------  --------------  --------------
Net deferred tax assets............................       $724,022        $527,368      $1,096,500
                                                     =============  ==============  ==============

Income tax payments included in the Consolidated Statements of Cash Flows totaled $2,525, $5,850 and $410,769 for the years ended October 31, 1998, 1997 and 1996, respectively. A tax benefit of $3,961, $119,738 and $682,200 related to the exercise of stock options was recorded to additional paid-in capital in 1998, 1997 and 1996, respectively. In conjunction with the acquisition of Jer-Neen, the Company acquired net deferred tax assets of $30,634.

The valuation allowance relates solely to capital loss carryforwards, which have been determined to be unrealizable.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

Net operating loss carryforwards begin to expire in 2012-2013 and credit carryforwards begin to expire in 2009-2013. Management expects to fully utilize its remaining deferred tax assets against future taxable income.

(6) CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

In connection with the acquisition of Jer-Neen, the Company acquired certain long-term obligations.

Long-term obligations consist of the following at October 31, 1998:


      Capital leases.................................         $  623,228
      Term note payable to bank......................            260,774
      Contractual obligations to landlord............            306,401
      Contractual obligation to former
         shareholder of Jer-Neen.....................            476,520
      Other note payable to bank.....................              3,531
                                                              ----------
                                                               1,670,454
      Less current portion...........................           (615,961)
                                                              ----------
                                                              $1,054,493
                                                              ==========

The Company is the lessee of certain machinery and equipment under capital lease obligations expiring from 1999 through 2002. The assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. Interest rates on capitalized leases vary from 9.75% to 15.24% and are imputed based on the lessor's implicit rate of return.

Subsequent to October 31, 1998, the Company has paid the term note in full and as such, has reflected the total amount payable at October 31, 1998 in the current portion of long-term obligations.

The contractual obligations to the landlord relate to leasehold improvements and are payable in monthly installments of $7,561 through January 2003. The obligations were financed at fixed interest rates ranging from 10% to 12%.

The contractual obligation to a former shareholder of Jer-Neen is payable in monthly installments of $8,333 through October 2004. The interest is imputed based on the Company's borrowing rate of 10%.

Aggregate maturities of capital leases and long-term obligations are as follows:

      Year Ending
      October 31                                         Amount
      -----------                                      ----------
      1999.............................................  $615,961
      2000.............................................   369,159
      2001.............................................   293,762
      2002.............................................   181,367
      2003.............................................   106,937
      Thereafter.......................................   103,268
                                                       ----------
                                                       $1,670,454
                                                       ==========

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(7)  COMMITMENTS:

Operating Leases:

The Company is committed under non-cancelable operating leases for the rental of its office and production facilities. At October 31, 1998, the remaining terms on the leases range from four to seven years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $458,176, $382,886 and $296,486 for the years ended October 31, 1998, 1997 and 1996, respectively.

As of October 31, 1998, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:


      Year Ending
      October 31                                         Amount
      -----------                                      ----------

      1999...........................................  $  385,509
      2000...........................................     385,509
      2001...........................................     372,979
      2002...........................................     357,941
      2003...........................................     281,066
      Thereafter.....................................     447,039
                                                       ----------
                                                       $2,230,043
                                                       ==========

Royalties:

In connection with the acquisition of product licenses and product manufacturing rights, the Company is obligated for the payment of royalties as follows:

- 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.

-  2.5% of net sales of the Biograft through December 1998.

-  3% of net sales of the Bio-Vascular Probe through 2001.

Royalty expense was approximately $203,000, $191,000 and $291,000 for the years ended October 31, 1998, 1997, and 1996, respectively, and is included in cost of revenue.

(8)  SHAREHOLDERS' EQUITY:

Authorized Shares and Designation of Preferred Class of Stock:

In 1997, the shareholders approved an increase in authorized shares of capital stock from 20,000,000 shares to 25,000,000 shares and reservation of 5,000,000 such shares as undesignated shares of preferred stock, having such rights, preferences and designations as determined by the Board of Directors. As a result, the Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Stock Repurchase Plan:

In 1997, the Company's Board of Directors adopted a stock repurchase plan (the "Plan") and authorized the purchase of up to 500,000 shares of its common stock. During 1998, the Company's Board of Directors amended the Plan to authorize the repurchase of up to 1,500,000 common shares.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

As of October 31, 1998, the Company had repurchased a total of 1,015,166 shares of its common stock since the inception of the Plan.

Warrants:

During 1995, in connection with a public offering of its common shares, the Company issued the underwriter warrants to purchase 90,000 shares of common stock at an exercise price of $16.375 per share. These warrants became exercisable in September 1996 and will remain exercisable until September 1999.

Under the agreement governing the Company's spin-off of Vital Images, Vital Images is required to assume its respective obligations represented by such underwriter warrants and to issue 45,000 shares of its common stock upon the exercise thereof, based upon the spin-off distribution ratio of one share of Vital Images common stock for each two shares of Bio-Vascular common stock. In exchange, the spin-off agreement provides that Vital Images will receive a proportionate share of the exercise price set by the terms of the agreement. Accordingly, upon exercise of the warrants, Bio-Vascular will receive proceeds of $13.0283 per share and Vital Images will receive proceeds of $3.3467 per share.

Shareholder Rights Plan:

In June 1996, the Company's Board of Directors declared a dividend distribution of one Common Stock purchase right (a "Right") for each outstanding share of the Company's Common Stock on July 15, 1996. The Company also entered into a Rights Agreement governing the terms of the Rights, and each share of Common Stock issued subsequent to July 15, 1996, has been issued with an attached Right pursuant to the terms of the Rights Agreement.

Upon exercise, each Right entitles the holder thereof to purchase one-tenth of a share of Common Stock at a purchase price currently set at $6.00 per share, subject to adjustment to reflect the value of the Company following the spin-off of Vital Images, Inc. Upon the occurrence of certain events in connection with:
(i) a person or group acquiring 15% or more of the Company's outstanding Common Stock; (ii) a third party announcing an offer to purchase a 15% or greater stake in the Company; or (iii) the Board of Directors declaring a person to be an "adverse person" based upon such person being a holder of 10% or more of the Company's outstanding stock and the Board's belief that such person's shares were acquired for short-term financial gain or that the shareholder might otherwise adversly affect the Company's business or prospects, the Rights become exercisable and entitle each holder thereof (other than the acquiring person or "adverse person") to purchase, for a price equal to ten times the then-current purchase price of the Right, shares of Common Stock (or other securities of the Company) or equity securities of the acquiring company, as the case may be, having a market value equal to twenty times the then-current purchase price of the Right. In general, the Company is entitled to redeem the Rights in whole at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors) prior to the first to occur of any such events. Each Right will expire on June 11, 2006, if not previously redeemed or exercised.

Stock-Based Compensation:

The Company has various stock award and stock option plans and an employee stock purchase plan (ESPP). Under the stock award and stock option plans, the Company is authorized to grant up to 1,490,135 shares of its common stock for issuance under these plans. At October 31, 1998, 282,718 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its full-time employees. At October 31, 1998, 276,848 shares remained available for grant under the ESPP.

The Company has also reserved 211,720 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

The Company applies APB No. 25 and related interpretations to account for its stock-based compensation plans. During 1997, the Company adopted the disclosure-only provisions of SFAS No. 123 which requires pro forma disclosures regarding the Company's plans.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

Stock Awards:

Under certain compensation agreements, an arrangement which provides for awards of common stock to key management was adopted in 1992. These awards of common stock are subject to forfeiture if employment terminates prior to the end of the prescribed periods. Vesting periods range from three to four years. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapse.

As part of these same compensation agreements, the Company agreed to buy back the number of shares which would allow the employees to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 7,911, 10,655 and 17,124 during 1998, 1997 and 1996, respectively. Stock awards granted to employees is summarized as follows:



                                               Unearned Stock Awards        Market Value
                                               Balance          Shares          At Grant
                                            --------------  --------------  -----------------
Balance October 31, 1995..............          $  382,726          76,528    $3.25 - $14.50

Granted...............................             131,414          11,868     8.63 -  14.00
Earned................................            (172,463)        (35,061)    8.25 -  14.50
Canceled/Forfeited....................             (30,905)         (4,002)    4.75 -  14.00
                                            --------------  --------------

Balance October 31, 1996..............             310,772          49,333     3.25 -  14.50

Granted...............................             220,064          46,545     4.25 -   6.50
Earned................................            (134,021)        (27,101)    3.25 -  14.50
Canceled/Forfeited....................            (108,997)        (13,705)    4.75 -  14.50
                                            --------------  --------------
Balance October 31, 1997..............             287,818          55,072     4.25 -  14.00

Granted...............................             427,504          99,548     3.50 -   5.13
Earned................................            (142,451)        (27,937)    3.50 -  14.00
Canceled/Forfeited....................            (150,256)        (34,676)    3.69 -   4.75
                                            --------------  --------------

Balance October 31, 1998..............          $  422,615          92,007     3.50 -  14.00
                                            ==============  ==============

Shares of common stock have also been awarded to certain medical professionals as compensation for services provided in the Company's product development activities. These awards vest in accordance with the service agreement and totaled 36,000 shares granted in 1997. There were no such awards granted in 1998 or 1996.

The weighted average market value at grant date for stock awards was $4.29, $4.41 and $11.02 for 1998, 1997 and 1996, respectively.

Stock Options:

The exercise price of each stock option generally equals 100% of the market price of the Company's stock on the date of grant and has a maximum term of up to ten years. Employee option grants generally vest ratably over four years, while options granted to non-employee directors of the Company generally vest ratably over three years. A summary of the status of the Company's stock options for the years ended October 31 is as follows:

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

                                                   1998                      1997                        1996
                                         ------------------------  ---------------------------  --------------------------

                                                        Weighted                    Weighted                    Weighted
                                                        Average                     Average                     Average
                                                        Exercise                    Exercise                    Exercise
                                           Shares        Price         Shares        Price         Shares        Price
                                        ------------  ------------  ------------  ------------  ------------  ------------
Outstanding at beginning of year.....      1,305,106         $5.43     1,148,764         $5.60     1,014,263        $ 3.97
Granted..............................        463,989          4.50       419,262          5.16       267,108         10.44
Exercised............................        (80,760)         2.91       (48,236)         3.23       (82,744)         2.59
Canceled.............................       (466,796)         6.52      (214,684)         5.20       (49,863)         8.38
                                        ------------                ------------                ------------
Outstanding at end of year...........      1,221,539          4.82     1,305,106          5.43     1,148,764          5.60
                                        ============                ============                 ===========
Options exercisable at end of year...        669,920          4.99       794,743          4.98       692,623          4.26
                                        ============                ============                 ===========

The following table summarizes information about stock options outstanding at October 31, 1998:

                                            Options Outstanding                          Options Exercisable
                              ---------------------------------------------------  -----------------------------
                                                                     Weighted
                                                                     Average                           Weighted
                                 Number of         Weighted         Remaining         Number of         Average
                                  Options          Average         Contractual         Options         Exercise
           Range of Prices      Outstanding     Exercise Price     Life (Years)      Exercisable        Price
        --------------------  ---------------  ----------------  ----------------  ---------------  ------------
            $ 1.87-$ 3.86          320,009          $3.20               4.10            266,049          $3.15
              4.00 - 4.44          287,936           4.29               8.11             78,315           4.32
              4.45 - 5.00          318,449           4.90               6.61             89,134           4.72
              5.05 - 9.03          287,150           6.91               4.27            230,446           7.30
              9.53- 12.21            7,995          10.56               4.49              5,976          10.57
                              --------------                                        --------------
              1.87- 12.21        1,221,539           4.82               5.74            669,920           4.99
                              ==============                                        ==============

Employee Stock Purchase Plan:

The Company sponsors an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deduction. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 8,247, 9,190 and 5,715 shares purchased through the Plan in 1998, 1997 and 1996, respectively.

SFAS No. 123 Disclosure:

For the year ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------



                                                              1998             1997         1996
                                                         -------------   -------------  --------------
Employee..............................................        $135,301        $149,608        $247,268
Non-employee..........................................          84,728          62,759          38,750
                                                         -------------   -------------  --------------
Total stock-based compensation expense................        $220,029        $212,367        $286,018
                                                         =============   =============  ==============

Non-employee expense includes amounts related to performance option awards for up to 25,000 shares, assuming maximum performance payout.

Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:


                                                              1998             1997         1996
                                                         -------------   -------------  --------------

  Net loss................................As Reported        $(483,053)    $(1,523,613)    $(1,177,641)
          ................................Pro Forma           (946,091)     (4,634,523)     (2,252,420)

  Basic loss per share....................As Reported            (0.05)          (0.16)          (0.13)
                      ....................Pro Forma              (0.10)          (0.49)          (0.24)

  Diluted loss per share..................As Reported            (0.05)          (0.16)          (0.12)
                        ..................Pro Forma              (0.10)          (0.49)          (0.23)


The pro forma information includes stock options granted and purchases under the ESPP in 1998, 1997 and 1996. Additionally, the 1997 pro forma information reflects the impact of the modification of previously granted stock options occurring as part of the spin-off of Vital Images, a former subsidiary of the Company.

The weighted average fair value per option granted during 1998, 1997 and 1996 was $1.40, $2.18 and $3.60, respectively for the ESPP and $3.04, $2.99 and $8.38, respectively for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options was based on the 15 percent purchase discount. The fair value of all other options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:





                                              1998                1997                1996
                                       ------------------  ------------------  ------------------
Expected option term.................      6.4 years           4.2 years           6.6 years
Expected volatility factor...........        69%                  72%                  69%
Expected dividend yield..............         0%                   0%                   0%
Risk-free interest rate..............       5.73%                6.33%                6.02%

(9)  EARNINGS PER SHARE:

The Company adopted SFAS No. 128 during the first quarter of fiscal year 1998. Earnings per share for all periods presented have been prepared in accordance with the provisions of SFAS No. 128. The following table sets forth the computation of basic and diluted shares outstanding for the years ended October 31:

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

                                                           1998            1997             1996
                                                     --------------  ---------------  ---------------
Numerator:
Income (loss) from continuing operations........          $(483,053)       $(603,613)      $1,218,501
Loss from operations of discontinued business,
   Net of income                                                                           (1,048,142)
   taxes........................................
Loss on disposal of discontinued business,
   net of income taxes..........................                 --         (920,000)      (1,348,000)
                                                     --------------  ---------------  ---------------
Net loss........................................          $(483,053)     $(1,523,613)     $(1,177,641)
                                                     ==============  ===============  ===============

Denominator:
Denominator for basic earnings per share -
   Weighted-average common shares...............          9,228,265        9,498,827        9,386,824

Effect of dilutive securities:
Shares associated with deferred compensation....                 --               --           45,759
Shares associated with option plans.............                 --               --          443,855
                                                     --------------  ---------------  ---------------
Dilutive potential common shares................                 --               --          489,614
                                                     --------------  ---------------  ---------------

Denominator for diluted earnings per share -
Weighted-average common shares and
   Dilutive potential common shares.............          9,228,265        9,498,827        9,876,438
                                                     ==============  ===============  ===============

In fiscal 1998 and 1997, none of the options outstanding were included in the computation of diluted earnings per share for the year then ended because the Company had incurred net losses during those periods, and the inclusion of options would have been anti-dilutive. In fiscal 1996, outstanding options totaling 338,700 were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

(10)  RELATED PARTY TRANSACTIONS:

In fiscal 1997, the Company entered into a distribution agreement with Scanlan International, Inc., a medical and surgical products distributor. The Chairman of the Board of Directors of the Company is President and Chief Executive Officer of the Scanlan Group of Companies, the parent company of Scanlan International. The agreement grants Scanlan International the exclusive right, acting as a sales representative of Bio-Vascular, to solicit orders, work with distributors and market listed products within Latin America until October 31, 2000 subject to annual renewal thereafter. Scanlan International receives a commission of 20% on net sales to Latin America during the term of the agreement. Commissions paid to Scanlan International totaled $2,000 for 1998. There was no sales activity resulting from this agreement in 1997.

(11)  EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan:

The Company sponsors salary reduction plans for all full-time employees, which qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount.
The Company has made no contributions to the plans since inception.

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(12) SEGMENT INFORMATION:

As a result of the acquisition of Jer-Neen, the Company now operates in two different business segments: branded products and component products.

Branded Products

The branded products segment develops, manufactures and markets branded proprietary and patented specialty medical products used in thoracic, cardiac, neuro, vascular and opthalmic surgery.

Component Products

The component products segment manufactures precision component products such as micro coils, wire forms and spring components used in implantable defibrillation, interventional medicine and other surgical applications within the medical device industry.

Information on the Company's business segments for the year ended October 31, 1998 is as follows:


                                                                                Operating
                                                        Net Revenues           Income (Loss)
                                                   ----------------------  ---------------------
Branded products............................                  $10,620,021            $(1,476,302)
Component products..........................                    1,397,358                 61,727
                                                   ----------------------  ---------------------
                                                              $12,017,379            $(1,414,575)
                                                   ======================  =====================

                                                        Identifiable             Capital
                                                           Assets              Expenditures
                                                   ----------------------  ---------------------
Branded products............................                  $16,113,687               $847,685
Component products..........................                    9,868,532                116,497
                                                   ----------------------  ---------------------
                                                              $25,982,219               $964,182
                                                   ======================  =====================

                                                        Depreciation         Amortization of
                                                          Expense           Intangible Assets
                                                   ----------------------  ---------------------
Branded products............................                     $427,869               $261,971
Component products..........................                       65,840                122,317
                                                   ----------------------  ---------------------
                                                                 $493,709               $384,288
                                                   ======================  =====================

BIO-VASCULAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
--------------------------------------------------------------------------------

(13)  MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area:


                                                       1998            1997             1996
                                                  --------------  ---------------  ---------------
Percent of accounts receivable by significant
   Customers:
A...............................................        9%               20%              21%
B...............................................       11%               13%              16%
C...............................................       11%               10%              14%
D...............................................       13%               --               --


The company does not require collateral from its customers to support their accounts receivable.


Percent of net revenues by significant
   customers:
A...............................................       16%               19%              18%
B...............................................       12%               14%              15%
C...............................................       11%               11%              12%

International net revenues by geographic area:
Europe and Middle East..........................      $1,559,038       $1,412,675       $1,371,867
Asia and Pacific Region.........................         824,895          666,201          623,884
Other...........................................         244,752          215,934          222,849
                                                  --------------  ---------------  ---------------
Total..........................................       $2,628,685       $2,294,810       $2,218,600
                                                  ==============  ===============  ===============

Percent of total net revenues..................        22%               24%              22%


(14)  NEW ACCOUNTING STANDARDS:


In June 1997, SFAS No. 130, Comprehensive Income, was issued by the Financial Accounting Standards Board. SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. The Company's only component of other comprehensive income is the unrealized gain/loss on available-for-sale investments. Also issued in June 1997 was SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes new standards for the way public business enterprises report information about operating segments. The Company must adopt SFAS 130 and SFAS 131 in fiscal year 1999. Management is currently evaluating the effect of these changes, if any, on its financial reporting.

The following information appears on page 24 of the Company's Annual Report to Shareholders.

Report of Independent Accountants


To the Board of Directors and
Shareholders of Bio-Vascular, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Bio-Vascular, Inc. as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Bio-Vascular, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





                              PricewaterhouseCoopers LLP

                              Minneapolis, Minnesota
                              December 8, 1998

The following information appears on page 24 of the Company's 1998 Annual Report to Shareholders.

Common Stock Information

Price Range

The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol "BVAS". The following table sets forth, for each of the fiscal periods indicated, the range of high and low closing sale prices per share as reported by the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.

                                                                            1998                       1997
Quarter Ended                                                         High          Low         High          Low
                                                                  ------------  -----------  -----------  -----------
January 31                                                            $4.188       $3.250       $7.750       $6.000
April 30                                                               5.375        4.063        6.000        5.000
July 31                                                                5.125        4.375        5.875        3.875
October 31                                                             4.500        3.000        5.000        3.750

Dividends

The Company has not declared or paid any cash dividends on its Common Stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 1998, there were approximately 4,600 beneficial owners and 1,200 registered shareholders of the Company's Common Stock

The following information appears on page 24 in the Company's 1998 Annual Report to Shareholders.


Bio-Vascular, Inc.
Quarterly Results

(In thousands except per share amounts)

                                           First    Second    Third     Fourth
                                          Quarter   Quarter   Quarter   Quarter
                                          -------   -------   -------   -------
Fiscal 1998 (unaudited)

Net revenue                              $2,463     $2,727    $2,760    $4,068

Gross margin                              1,424      1,650     1,618     2,103

Operating income (loss)                    (553)      (366)     (276)     (219)

Income (loss) from continuing operations   (205)      (101)      (43)     (134)

Income (loss) per share from
continuing operations                     (0.02)     (0.01)     0.00     (0.01)

Fiscal 1997 (unaudited)

Net revenue                              $2,325     $2,481    $2,409    $2,479

Gross margin                              1,321      1,463     1,456     1,486

Operating income (loss)                     (68)      (123)     (498)     (616)

Income (loss) from continuing operations    125         97      (491)     (334)

Income (loss) per share from
continuing operations:                     0.01       0.01     (0.05)    (0.04)


Quarterly calculations of net income (loss) per share are made independently during the fiscal year.

Earnings per share amounts, for all periods presented, have been prepared pursuant to the provisions of Statement of Financial Accounting Standard No. 128, Earnings Per Share; see Note 9 to the financial statements.

The following information appears on the inside cover of the Company's 1998 Annual Report to Shareholders.

Bio-Vascular, Inc.
Financial Highlights


Summary Statement of Operations Data:


For the Years Ended October 31               1998             1997             1996             1995             1994
------------------------------           ------------      -----------      -----------      -----------      ----------
Net revenue                              $ 12,017,379      $ 9,694,047      $10,124,709      $10,426,076      $4,951,743

Gross margin                                6,795,267        5,726,587        6,681,611        6,964,259       3,027,708

Operating income (loss)                    (1,414,575)      (1,305,235)         571,013        2,121,096        (255,951)

Income (loss) from continuing operations     (483,053)        (603,613)       1,218,501        1,659,162        (697,025)

Earnings per share from
continuing operations:
Basic                                           (0.05)           (0.06)            0.13             0.22           (0.10)
Diluted                                         (0.05)           (0.06)            0.12             0.21           (0.10)

Weighted average shares outstanding:
Basic                                       9,228,265        9,498,827        9,386,824        7,508,641       7,248,620
Diluted                                     9,228,265        9,498,827        9,876,438        8,061,832       7,248,620


The above information excludes discontinued operations; see Note 3 to the financial statements.

Earnings per share amounts have been prepared pursuant to the provisions of Statement of Financial Accounting Stardard No. 128, Earnings Per Share; see Note 9 to the financial statements.


Summary Balance Sheet Data:

As of October 31                             1998             1997             1996             1995             1994
----------------                         ------------      -----------      -----------      -----------      ----------
Working capital                          $ 11,385,951      $16,905,823      $22,106,990      $24,059,746      $6,261,521

Total assets                               25,982,219       25,134,451       37,881,279       37,303,375       7,431,793

Long-term obligations                       1,054,493               -                -                -               -

Shareholders' equity                       22,430,374       23,952,235       35,220,535       35,355,336       6,785,539


In connection with the 1997 spin-off of Vital Images Inc., Shareholders' Equity was reduced by $10,124,000 which represents the contribution of cash equivalents and marketable securities plus the carrying value of Vital Images' net assets.