Form 10-K, Exhibit 13
period 1999-10-31
BIO VASCULAR INC
filed 2000-01-31
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 7-10 of the Company's 1999 Annual Report to Shareholders.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Forward-Looking Statements: Certain statements contained in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this document are based on information currently available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.

Overview

The Company develops, manufactures and markets branded proprietary and patented specialty medical products for use in thoracic, cardiac, neuro, vascular and ophthalmic surgery. The Company's branded products include the Tissue-Guard(TM) product line, the Biograft(R) peripheral vascular graft, and surgical productivity tools used in cardiac and vascular surgery. The Company's wholly-owned subsidiary, Jer-Neen Manufacturing Co., Inc. (Jerneen) is a value-added, original equipment manufacturer of micro-precision wire-based component products, including precision coils, stylets and guidewire components and sub-assemblies used in the medical industry.

The acquisition of Jerneen was completed July 31, 1998, the end of the Company's fiscal 1998 third quarter. Jerneen's financial results were included in the Company's consolidated results of operations during the fourth quarter of 1998 and all four quarters of 1999. The Company believes that the addition of Jerneen's medical component business broadens the Company's participation in the medical device industry, increases the Company's immediate and long-term revenue potential and achieves a balance of market opportunities consistent with the strategic objectives targeted by the Company.

The Company's consolidated net revenue in fiscal 1999 increased to a record $18,904,000, up $6,887,000 or 57% from fiscal 1998 net revenue of $12,017,000.
The branded products business reported revenues of $11,681,000, up $1,061,000 or 10% from the 1998 revenue level of $10,620,000. Total 1999 branded product net revenue represents the highest annual revenue in the Company's history recorded by this business segment. The Jerneen component business contributed net revenues of $7,223,000 in 1999, up $5,826,000 from revenues of $1,397,000 contributed during the fourth quarter of 1998. The Company reduced its operating loss for the year by $621,000 from $1,415,000 in fiscal 1998 to $794,000 in fiscal 1999. The consolidated net loss for fiscal 1999 was $520,000, or $0.06 per share, as compared with a fiscal 1998 net loss of $483,000, or $0.05 per share, due in part to a $563,000 decrease in net interest income from fiscal 1998 to fiscal 1999 which offset the Company's operating income improvements. The Company used cash primarily for stock repurchases, capital equipment and the July 1998 purchase of Jerneen, lowering the Company's interest-bearing balances.

The Company has continued to advance its strategy for growth at both business units, focusing on opportunities to grow through acquisition, licensing and distribution, expansion of markets for its current products, and internal new product research and development (R&D) activities.

The Company's 1999 product development activities included a number of projects, including a small diameter graft, a sling for the surgical treatment of female urinary stress incontinence and a stent covering. All three of these projects involve new and advanced tissue formats which have been in R&D for almost two years. The animal testing phases for each of these projects will be continuing in fiscal 2000. During fiscal 1999, the component products business opened its Technology Development Center (TDC), which was established to provide creative solutions for their customers in addition to rapid response prototyping. Also, the Company's product development efforts resulted in the filing of two patents during fiscal 1999 to protect new and proprietary technologies. One of the applications related to the manufacture and use of stent coverings formed of biological tissues, and the other pertains to the Company's new "resorbable" line of tissue implant materials. The Company's R&D activities are expected to increase as projects under development continue to progress.

Results of Operations

Years Ended October 31, 1999 and 1998

Consolidated net revenue in fiscal 1999 increased to a record $18,904,000, up $6,887,000 or 57% from fiscal 1998 net revenue of $12,017,000. The branded products business reported revenues of $11,681,000, up $1,061,000 from the 1998 revenue level of $10,620,000. The Jerneen component business contributed net revenues of $7,223,000 in 1999, as compared to revenues of $1,397,000 contributed during the fourth quarter of 1998. Jerneen's net revenues in 1999 represent a 31% increase over 1998 revenues of $5,560,000, of which the first three quarters were not included in the Company's 1998 results. The 31% revenue growth of the component business unit is attributable to both increased sales unit volume as well as new products resulting from its quick turn prototyping emphasis.

The branded products business experienced 25% revenue growth from its surgical productivity tools to $2,560,000 in 1999 from $2,051,000 in 1998. Revenue from the Flo-Thru Intraluminal Shunt(TM), which received market clearance in August 1998, accounted for approximately 57% of the increase in surgical productivity tools revenue during the year. The Tissue-Guard product line, exclusive of Peri-Strips(R), contributed 14% revenue growth in 1999 over 1998 driven by sales of Vascu-Guard(R) and Dura-Guard(R). While Peri-Strips revenue increased in each of the last three quarters of 1999 compared to the same periods in 1998, competitive activities in the first quarter of the year resulted in a 3% decrease in Peri-Strips revenue in fiscal 1999. Sales of Biograft increased 1% to $756,000 in 1999 from $748,000 in 1998 as a result of the Company's efforts to bring attention to the excellent efficacy of this product in limb salvage.

The Company's consolidated gross margin percentage decreased to 50% in fiscal 1999 from 57% in fiscal 1998, due primarily to the inclusion of the component products business in the consolidated operating results for the full year in 1999 as compared to one quarter in 1998. In 1999, the component products business gross margin was 38% while the branded products business gross margin
was 57%.   In fiscal 2000, the Company expects an increase in branded business gross margins associated with the positive leverage of existing production fixed costs and a decrease, in percentage terms, in the component business gross margins primarily associated with precious metals handling agreements with key customers. Late in fiscal 1999, Jerneen agreed to purchase critical precious metals on behalf of certain customers for use in Jerneen's manufacturing of products for which it will be paid a handling fee for the incremental personnel and working capital resource commitments it is undertaking. Although the impact is a reduction in the gross margin percentage, the substance of the transactions adds in absolute dollars to the gross margin of the business unit. As a result, the Company expects a decreased consolidated gross margin percentage in fiscal 2000 as compared to 1999. This forward-looking statement is influenced primarily by the Company's current estimate of production forecasts and costs and would be impacted by significant increases or decreases in production volumes of the Company's products, by material changes in the Company's product mix and by the accuracy of the Company's estimates of production and other manufacturing costs.

Selling, general and administrative (SG&A) expense increased $1,928,000, or 29%, from 1998 to 1999. The full year inclusion of the component business accounts for approximately 73% of the overall period-to-period increase in SG&A expense. Since Jerneen has less SG&A infrastructure than does the branded products business, SG&A as a percentage of net revenues decreased from 55% for the 1998 period to 45% for the 1999 period. The remaining SG&A increase is primarily due to increased sales and marketing costs within the branded products segment.

R&D expense for the period increased $117,000, or 8%, between 1999 and 1998, to $1,665,000. The inclusion of the engineering and development activities of the component business was the primary reason for the overall period-to-period increase in R&D expense. The Company continued to focus its efforts on new product development, as demonstrated through its allocation of significant resources to R&D at both its branded and component products businesses. The Company's 1999 product development activities included a number of projects, including a small diameter graft, a sling for the surgical treatment of female urinary stress incontinence and a stent covering. All three of these projects involve new and advanced tissue formats which have been in R&D for almost two years. The animal testing phases for each of these projects will be continuing in fiscal 2000. During fiscal 1999, the component products business opened its Technology Development Center (TDC), which was established to provide creative solutions for their customers in addition to rapid response prototyping. Also, the Company's product development efforts resulted in the filing of two patents during fiscal 1999 to protect new and proprietary technologies. One of the applications related to the manufacture and use of stent coverings formed of biological tissues, and the other pertains to the Company's new "resorbable" line of tissue implant materials. The Company's R&D activities and expense are expected to increase as projects under development continue to progress. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and the timing of those costs for each project.

The consolidated operating loss in 1999 was reduced by $621,000, or 44%, to $794,000 from an operating loss of $1,415,000 in 1998. The component business contributed $617,000 to operating income in 1999, up $555,000 from operating income of $62,000 contributed in the fourth quarter of 1998.

Other income, primarily net interest income, was $183,000 in 1999 and $746,000 in 1998. The $563,000 decrease in net interest income is related to significantly lower average cash and investment balances in 1999, primarily due to cash expenditures for the Company's stock repurchase program, capital additions and the July 1998 Jerneen acquisition, and an increase in interest expense related to acquired capital equipment leases and other liabilities. The Company's loss before income taxes was $611,000 in 1999 as compared to a loss of $669,000 in 1998.

The Company recorded a benefit from income taxes of $91,000 in 1999, representing an effective tax rate of 15%, as compared to an effective tax rate of 28% in 1998. The 1999 effective tax rate is less than the statutory rates primarily due to the impact of permanent differences, including nondeductible goodwill associated with the acquisition of Jerneen, partially offset by the impact of research and experimentation credits. The decrease in the effective tax rate from 1998 to 1999 is primarily due to a lower operating loss before tax benefit combined with an increase in nondeductible goodwill amortization in 1999 as compared to 1998. At October 31, 1999, the Company has recorded $165,000 of deferred tax assets as a result of the net operating loss carryforwards generated in recent years. In addition, the Company has $417,000 of deferred tax assets related to certain credit carryforwards, primarily research and experimentation credits, and $265,000 of other net deferred tax assets. The Company expects to fully apply its net deferred tax assets against future taxable income. The Company expects it would have to generate at least $2,400,000 in taxable income in future years to realize the full benefit of the net deferred tax assets recorded at October 31, 1999. Net operating loss carryforwards expire from 2012-2014 and credit carryforwards expire from 2009-2014. The 1999 net loss was $520,000, or $0.06 per share, compared to a net loss of $483,000, or $0.05 per share in 1998.

Years Ended October 31, 1998 and 1997

Consolidated net revenue increased $2,323,000, or 24%, to $12,017,000 from $9,694,000. The Jerneen component business contributed $1,397,000 to 1998 revenue. Branded product growth came from the Tissue-Guard product line, which grew at a 19% pace, led by sales of Vascu-Guard and Dura-Guard. Aided by international growth of 27%, Peri-Strips revenue increased $318,000, or 11%. Domestic Peri-Strips revenue increased 6% with only a minimal contribution from the National Emphysema Treatment Trial (NETT). Bio-Graft revenue decreased $52,000, or 7%, to $748,000 from $800,000, continuing a trend. Revenue from sales of surgical productivity tools decreased 4% to $2,051,000 from $2,127,000.

The Company's gross margin percentage was 57% for 1998 as compared to 59% for 1997. In 1998, the component product line margin was 37%, while the branded products' margin was 59%. The gross margin in the fourth quarter of 1998, the first quarter including the operations of both businesses, was 52%.

SG&A expense increased $888,000, or 15%, between 1998 and 1997. The inclusion of the component business beginning in the fourth quarter of 1998 accounted for nearly half of the overall year-to-year increase in SG&A expense. The remaining increase was due to the continuing investment in personnel in the areas of regulatory and clinical affairs, product development, and sales and marketing required to advance the Company's revenue growth initiatives. SG&A expense as a percentage of net revenues, however, decreased from 60% in 1997 to 55% in 1998, due mainly to Jerneen having less SG&A infrastructure as compared to the branded products business.

R&D expense increased $290,000, or 23%, between 1998 and 1997 to $1,548,000.
The product development activities in 1998 focused on both near and long-term opportunities. The near-term opportunities included leveraging current tissue expertise through product line expansions while long-term projects included a focus on proactively seeking to obsolete current technology. During fiscal 1998, the Company's product development efforts resulted in 510(k) marketing clearance from the FDA for three new products.

The operating loss in 1998 was $1,415,000 as compared to an operating loss of $1,305,000 for 1997. The component business contributed $62,000 to operating income in 1998.

Other income, primarily net interest income, was $746,000 in 1998 and $1,066,000 in 1997. The $320,000 decrease in interest income is related to lower average investment balances in 1998, primarily due to 1998 cash expenditures of $4,095,000 for the Company's stock repurchase program and $5,224,000 associated with the Jerneen acquisition. As a result, continuing operations had a loss before income taxes of $669,000 in 1998 as compared to $239,000 in 1997. Operating activities generated positive cash flow of $322,000 in 1998.

The Company's benefit for income taxes in 1998 was $186,000. The 1998 effective tax rate of 28% was less than the statutory rates primarily due to the impact of permanent differences including nondeductible goodwill, partially offset by the impact of research and experimentation credits. The Company recorded a tax provision of $365,000 in 1997 due to a $421,000 write-off of an income tax asset associated with net operating loss carryforwards of its former subsidiary, Vital Images.

The 1998 loss from continuing operations was $483,000, or $0.05 per share, compared to $604,000, or $0.06 per share in 1997. In 1997, the Company also recorded a loss from discontinued operations of $920,000, or $0.10 per share.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities were $5,596,000 at October 31, 1999, as compared to $8,374,000 at October 31, 1998, a reduction of $2,778,000.
Major uses of available cash during 1999 totaling $2,738,000 were the repurchase of common stock and the purchase of equipment and leasehold improvements.

Operating activities provided cash of $740,000 in 1999 as compared to providing cash of $322,000 in 1998, with the component products business incrementally providing $678,000 in operating cash flow during 1999 over the prior year. Operating cash flows provided by the branded products business decreased from 1998 to 1999 primarily as a result of changes in working capital activities. Cash was provided by operations in 1999 through non-cash expenses in excess of the loss from operations, partially offset by increases in working capital used for inventories and accounts receivable.

The Company invested $1,334,000 in equipment and leasehold improvements, primarily related to manufacturing processes. As a result of interest rate yield curves during 1999, net investments in marketable securities totaling $3,991,000 were liquidated and invested in short-term, highly liquid cash equivalents. The cash reserves are maintained to provide for current and future financing and other investing activities.

Financing activities used $2,024,000 of cash during 1999, including $616,000 used to repay a bank note and other long-term obligations and $1,404,000 used to repurchase 484,834 shares of Company common stock under the Company's stock repurchase program. The repurchase program was completed during fiscal 1999. The program will have a positive impact on earnings per share in periods of profitability. However, while the Company is generating losses, the stock repurchases have a dilutive impact on current earnings per share. The Company has long-term obligations of $686,000 at October 31, 1999, requiring payments through 2004.

The Company believes existing cash and cash equivalents will be sufficient to satisfy its cash requirements for the foreseeable future. This forward-looking statement, as well as the Company's long-term cash requirements, will be a function of a number of variables, including R&D priorities, acquisition opportunities and the growth and profitability of the business.

Year 2000 Matters

The "Year 2000" problem refers to the potential for computational errors or system malfunctions by computer hardware or software that fail to properly recognize dates beginning with January 1, 2000, or which fail to recognize the year 2000 as a leap year. In anticipation of this problem, the Company instituted and followed a Year 2000 readiness program intended to identify, evaluate and address its Year 2000 exposure.

At the time that this report was prepared (shortly after the new year), the Company had not experienced any material Year 2000 problems with its internal systems, and was not aware of any such problems experienced by its customers, vendors and other service providers. As a result, no material adverse impact of the Year 2000 problem on the Company's business and operations was expected, based upon the information then available to the Company. However, this forward-looking statement will be impacted by the extent to which latent Year 2000 problems remain undiscovered, or, in the case of Year 2000 problems with business partners, undisclosed, and the extent of any future problems caused by the failure of computer hardware or software to recognize the year 2000 as a leap year. There can be no assurance that any such issues will not result in material cost to the Company or have a material, adverse impact on its business, financial condition or results of operations.

Inflation

Management believes inflation has not had a material effect on the Company's operations or on its consolidated financial condition.

Foreign Currency Transactions

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

Quantitative and Qualitative Disclosures About Market Risk

The principal financial instruments the Company maintains are in accounts receivable and long-term obligations. The Company believes that the interest rate, credit and market risk related to these accounts is not significant. The Company manages the risk associated with these accounts through periodic reviews of the carrying value for non-collectibility of assets and establishment of appropriate allowances in connection with the Company's internal controls and policies.

New Accounting Standards

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 130, Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. (See Note 1 to consolidated financial statements for further information). In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. SFAS No. 133 establishes accounting and reporting standards for derivative and hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. The Company's management is currently evaluating the potential impact of adopting SFAS No. 133 on the Company's consolidated financial statements.

The following consolidated financial statements and related notes appears on pages 11-23 of the Company's 1999 Annual Report to Shareholders.

BIO-VASCULAR, INC.
CONSOLIDATED BALANCE SHEETS
AS OF OCTOBER 31, 1999 AND 1998

--------------------------------------------------------------------------------

(in thousands, except share and per share data)
                                                                                       1999                   1998
                                                                                       ----                   ----
ASSETS
Current assets:
Cash and cash equivalents........................................................    $  5,596              $  4,383
Marketable securities............................................................           -                 3,991
Accounts receivable, net.........................................................       3,123                 2,456
Inventories, net.................................................................       2,576                 2,306
Deferred income taxes............................................................         307                   220
Other............................................................................         398                   527
                                                                                     --------               -------
    Total current assets.........................................................      12,000                13,883

Equipment and leasehold improvements, net........................................       4,936                 4,354
Goodwill and other intangible assets, net........................................       6,594                 7,241
Deferred income taxes............................................................         540                   504
                                                                                     --------              --------
    Total assets.................................................................    $ 24,070              $ 25,982
                                                                                     ========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable.................................................................    $    680              $    460
Accrued expenses.................................................................       1,551                 1,421
Current maturities of long-term obligations......................................         369                   616
                                                                                     --------              --------
    Total current liabilities....................................................       2,600                 2,497

Capital lease obligations........................................................         159                   393
Other liabilities................................................................         527                   662
                                                                                     --------              --------
    Total liabilities............................................................       3,286                 3,552
                                                                                     --------              --------

Commitments (Note 7)

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $.01 par value;
    none issued or outstanding at October 31, 1999 and 1998......................           -                     -
Common stock: authorized 20,000,000 shares of $.01 par value;
    issued and outstanding, 8,960,633 and 9,317,183
    at October 31, 1999 and 1998, respectively...................................          90                    93
Additional paid-in capital.......................................................      27,661                28,696
Unearned compensation............................................................        (601)                 (514)
Unrealized marketable securities holding gain....................................           -                     1
Accumulated deficit..............................................................      (6,366)               (5,846)
                                                                                     --------              --------
    Total shareholders' equity...................................................      20,784                22,430
                                                                                     --------              --------
    Total liabilities and shareholders' equity...................................    $ 24,070              $ 25,982
                                                                                     ========              ========

   The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997
-------------------------------------------------------------------------------

(in thousands, except per share data)

                                                               1999                   1998                    1997
                                                              -----                   -----                   ----
Net revenue....................................               $  18,904                $12,017                $ 9,694

Cost of revenue................................                   9,443                  5,222                  3,967
                                                              ---------                -------                -------
Gross margin...................................                   9,461                  6,795                  5,727

Operating expenses:

Selling, general and administrative............                   8,590                  6,662                  5,774
Research and development.......................                   1,665                  1,548                  1,258
                                                              ---------                -------                -------
Operating loss.................................                    (794)                (1,415)                (1,305)
Other income, net, primarily interest..........                     183                    746                  1,066
                                                              ---------                -------                -------
Loss from continuing operations
  before provision for (benefit from)
  income taxes.................................                    (611)                  (669)                  (239)
Provision for (benefit from) income taxes......                     (91)                  (186)                   365
                                                              ---------                -------                -------
Loss from continuing operations................                    (520)                  (483)                  (604)

Discontinued operations:

Loss on disposal of discontinued
  business, net of income taxes................                       -                      -                   (920)
                                                              ---------                -------                -------

Net loss.......................................               $    (520)               $  (483)               $(1,524)
                                                              =========                =======                =======

Basic and diluted earnings per share:

Continuing operations..........................               $   (0.06)               $ (0.05)               $ (0.06)
Discontinued operations........................                       -                      -                  (0.10)
                                                              ---------                -------                -------
Net loss.......................................               $   (0.06)               $ (0.05)               $ (0.16)
                                                              =========                =======                =======

   The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

(in thousands, except share data)                                                      Unrealized
                                                                                       Marketable
                                                             Additional     Unearned   Securities
                                           Common Stock       Paid -In       Compen-    Holding    Accumulated
                                        Shares    Par Value    Capital       sation    Gain (Loss)   Deficit       Total
                                        ------    ---------    -------       ------    ----------    -------    ----------
Balance at October 31, 1996.........  9,484,898   $      95   $ 39,500      $  (485)   $     (51)   $  (3,839)  $   35,220
Stock option activity, net of tax
  benefit...........................     48,236           1        655         (332)                                   324
Employee Stock Purchase Plan
  activity..........................      9,190                     37                                                  37
Employee restricted stock
  activity..........................     22,185                     63           23                                     86
Non-employee restricted stock
activity............................     36,000           1        143         (113)                                    31
Stock repurchased by the Company....    (36,900)         (1)      (149)                                               (150)
Distribution of net investment in
Vital Images........................                           (10,584)         460                                (10,124)
Comprehensive loss:
Unrealized marketable securities
holding gain, net...................                                                          52                        52
Net loss............................                                                                   (1,524)      (1,524)
                                                                                                                ----------
Comprehensive loss..................                                                                                (1,472)
                                      ---------   ---------   --------      -------    ---------    ---------   ----------

Balance at October 31, 1997.........  9,563,609          96     29,665         (447)           1       (5,363)      23,952
Stock option activity, net of tax
  benefit...........................     80,760           1        248           23                                    272
Employee Stock Purchase Plan
activity............................      8,247                     25                                                  25
Employee restricted stock
  activity..........................     56,961           1        248         (135)                                   114
Non-employee restricted stock
  activity..........................                                             45                                     45
Stock repurchased by the Company....   (978,266)        (10)    (4,085)                                             (4,095)
Stock issued in conjunction with
the acquisition of Jerneen..........    585,872           5      2,595                                               2,600
Net and comprehensive loss..........                                                                     (483)        (483)
                                      ---------   ---------   --------      -------    ---------    ---------   ----------

Balance at October 31, 1998.........  9,317,183          93     28,696         (514)           1       (5,846)      22,430
Stock option activity, net of tax
  benefit...........................                                (1)                                                 (1)
Employee Stock Purchase Plan
  activity..........................     22,396           1         44                                                  45
Employee restricted stock
  activity..........................    100,888           1        307         (124)                                   184
Non-employee restricted stock
  activity..........................      5,000                     14           37                                     51
Stock repurchased by the Company....   (484,834)         (5)    (1,399)                                             (1,404)
Comprehensive loss:
Unrealized marketable securities
  holding loss, net.................                                                          (1)                       (1)
Net loss............................                                                                     (520)        (520)
                                                                                                                ----------
Comprehensive loss..................                                                                                  (521)
                                      ---------   ---------   --------      -------    ---------    ---------   ----------
Balance at October 31, 1999           8,960,633   $      90   $ 27,661      $  (601)   $       -    $  (6,366)  $   20,784
                                      =========   =========   ========      =======    =========    =========   ==========

  The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

(In thousands)                                                                                 1999         1998         1997
                                                                                               ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITES:
Net loss .................................................................................     $   (520)   $   (483)   $ (1,524)
Net loss from discontinued operations ....................................................           --          --        (920)
                                                                                               --------    --------    --------
Loss from continuing operations ..........................................................         (520)       (483)       (604)

Adjustments to reconcile loss from continuing
     operations to net cash provided by (used in)
     operating activities:
Depreciation and amortization of equipment
    and leasehold improvements ...........................................................          861         494         354
Amortization of goodwill and other intangible assets .....................................          748         384         266
Provision for uncollectible accounts .....................................................           14          88          --
Provision for inventory obsolescence .....................................................          118         179         116
Non-cash compensation ....................................................................          283         220         212
Deferred income taxes ....................................................................         (123)       (166)        239

Changes in operating assets and liabilities:
Accounts receivable ......................................................................         (681)        139        (380)
Inventories ..............................................................................         (388)       (485)        237
Other assets .............................................................................          129          17         314
Accounts payable and accrued expenses ....................................................          299         (65)        297
                                                                                               --------    --------    --------
    Net cash provided by continuing operations ...........................................          740         322       1,051
    Net cash used in discontinued operations .............................................           --          --      (1,861)
                                                                                               --------    --------    --------
    Net cash provided by (used in) operating activities ..................................          740         322        (810)
                                                                                               --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITES:
Purchase of equipment and improvements ...................................................       (1,334)       (964)       (654)
Investments in marketable securities .....................................................         (987)     (8,675)     (9,000)
Proceeds upon maturity of marketable securities ..........................................        4,978      13,159      13,750
Proceeds upon sale of marketable securities ..............................................           --       2,750          --
Purchase of Jerneen, net of cash acquired (Note 2)........................................          (59)     (2,816)         --
Investments in patents and trademarks.....................................................         (101)        (67)        (43)
Discontinued operations, net .............................................................           --          --      (2,328)
                                                                                               --------    --------    --------
    Net cash provided by investing activities ............................................        2,497       3,387       1,725
                                                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITES:
Proceeds from issuance of bank note ......................................................           --         275          --
Repayments on bank note ..................................................................         (261)        (14)         --
Net proceeds related to stock-based compensation plans ...................................           (4)        236         265
Repurchase of the Company's common stock .................................................       (1,404)     (4,095)       (150)
Repayment of capital lease obligations ...................................................         (230)        (53)         --
Repayments of other long-term obligations ................................................         (125)        (34)         --
Repayment of debt in conjunction with the acquisition
    of Jerneen ...........................................................................           --      (2,408)         --
                                                                                               --------    --------    --------
    Net cash (used in) provided by financing activities ..................................       (2,024)     (6,093)        115
                                                                                               --------    --------    --------
NET CHANGE IN CASH AND CASH EQUIVALENTS ..................................................        1,213      (2,384)      1,030
CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR ..............................................................................        4,383       6,767       5,737
                                                                                               --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................................................     $  5,596    $  4,383    $  6,767
                                                                                               ========    ========    ========

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

The Company's wholly-owned subsidiary, Jer-Neen Manufacturing Co., Inc. ("Jerneen"), is a value-added, original equipment manufacturer of micro-precision wire-based component products, including precision coils, stylets and guidewire components and sub-assemblies used in the medical industry. The Company acquired Jerneen in July 1998.

Basis of Consolidation:

The consolidated financial statements include the accounts of Bio-Vascular, Inc. and its wholly-owned subsidiary, Jerneen, after elimination of intercompany accounts and transactions.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 1999 and 1998 consisted primarily of commercial paper and one money market fund.

Marketable Securities:

Investments having original maturities in excess of three months are classified as marketable securities and generally consist of commercial paper, U.S. Government or U.S. Government-backed obligations. Investments are classified as short-term or long-term in the balance sheet based on their maturity date. At October 31, 1999, the Company did not have any marketable securities. At October 31, 1998, all of the Company's marketable securities were classified as available-for-sale. Available-for-sale investments are recorded at market value with net unrealized holding gains and losses included as a separate component of shareholders' equity.

Inventories:

Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market. On a quarterly basis, the Company compares the amount of the inventories on hand with its latest forecasted requirements to determine its reserves for excess or obsolete inventories.

Equipment and Leasehold Improvements:

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a 3- to 7-year life and manufacturing equipment is depreciated over a 5- to 10-year life. Leasehold improvements are amortized over the life of the related facility leases or the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs which do not improve or extend the useful lives of the respective assets are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Operations at the time of disposal.

Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives, ranging from 10 to 17 years. The Company evaluates the net realizability of goodwill and other intangible assets on an ongoing basis based on current and anticipated undiscounted cash flows.

Revenue Recognition:

Revenue is recognized upon shipment of goods to customers, net of estimated returns.

Research and Development:

Research and development costs are expensed as incurred.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Temporary differences relate primarily to operating and capital loss carryforwards, research and experimentation tax credit carryforwards, depreciation, non-compete obligations, and receivable and obsolete inventory reserves.

Net Income (Loss) Per Common Share:

Basic earnings per share ("EPS") is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans, when their impact is not anti-dilutive.

Adoption of New Accounting Pronouncements:

In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, Comprehensive Income, was issued by the Financial Accounting Standards Board, which the Company adopted in fiscal year 1999. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements and requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Consolidated Statements of Comprehensive Income and Shareholders' Equity reflects the adoption of SFAS No. 130. For the Company, comprehensive income included net income and unrealized marketable securities holding gains and losses.

In fiscal 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. See Note 4 for the required segment disclosures under SFAS No. 131. In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. The Company's management has not yet fully evaluated the potential impact of adopting SFAS No. 133 on the Company's consolidated financial statements.


(2)   ACQUISITION OF BUSINESS:

On July 31, 1998, the Company completed the acquisition of Jerneen of Lino Lakes, Minnesota, which was accounted for as a purchase. Pursuant to the terms of the acquisition agreement, all of the issued and outstanding shares of common stock of Jerneen were exchanged for 585,872 shares of Bio-Vascular common stock, valued at $2,600,000, and an aggregate of $1,750,000 in cash, excluding transaction costs. The Company also paid $950,000 for a 10-year non-compete agreement covering the former Jerneen shareholders. Goodwill acquired by the Company amounted to $5,200,000 and is being amortized using the straight-line method over 15 years. The Company acquired $2,400,000 of Jerneen's outstanding debt, which was paid immediately upon completion of the transaction. The remaining fair value of net identifiable assets of Jerneen acquired in the transaction totaled $1,772,000, including equipment and improvements of $2,217,000, patents of $387,000, receivables of $848,000, inventories of $381,000, less capital lease obligations of $677,000, accounts payable and accrued expenses of $713,000 and other long-term obligations of $815,000.

The acquisition occurred on July 31, 1998, therefore only the results of Jerneen's operations for the three-month period ended October 31, 1998 are included in the Company's Consolidated Statement of Operations for 1998. The Company's Consolidated Statement of Operations for 1999 includes the full year results of Jerneen's operations.

The following unaudited pro forma financial information reflects the combined results of the Company and Jerneen had the acquisition occurred at the beginning of each of the fiscal periods presented. The pro forma financial information presented is not necessarily indicative of either the future consolidated operations of the Company or the actual results that would have occurred had the acquisition of Jerneen been consummated on November 1, 1997 or 1996.


                                            1998          1997
                                        ------------  ------------
Net revenue                             $16,180,000   $13,828,000
Operating loss                           (1,158,000)   (1,099,000)
Loss from continuing operations            (561,000)     (769,000)
Basic and diluted earnings per share          (0.06)        (0.08)

(3)  DISCONTINUED OPERATIONS:

On May 12, 1997, the Company completed the spin-off distribution of all shares of Vital Images, Inc. ("Vital Images") to shareholders of Bio-Vascular, Inc., with Vital Images thereafter operating as an independent company with its own publicly-traded securities. All Bio-Vascular shareholders of record received one share of Vital Images common stock for every two shares of Bio-Vascular common stock held, with cash issued in lieu of fractional shares. The spin-off distribution was recorded by reducing shareholders' equity by $10,124,000, which represents $10,000,000 of cash and investments, plus the carrying value of Vital Images' net assets. A loss on disposal of $920,000 recorded in 1997 represents additional losses and costs associated with the spin-off transactions, which took longer to complete than anticipated and which exceeded amounts previously estimated and recorded prior to fiscal 1997.

(4)  SUPPLEMENTAL FINANCIAL STATEMENT AND SEGMENT INFORMATION:

                                                                          October 31,
                                                                    1999              1998
-----------------------------------------------------------------------------------------------
MARKETABLE SECURITIES:
Commercial paper                                                            -       $ 1,999,000
U.S. Government and
 government agency obligations                                              -         1,992,000
-----------------------------------------------------------------------------------------------
                                                                            -       $ 3,991,000
===============================================================================================
ACCOUNTS RECEIVABLE, NET:
Trade receivables                                                 $ 3,221,000       $ 2,584,000
Less allowance for doubtful accounts                                  (98,000)         (128,000)
-----------------------------------------------------------------------------------------------
                                                                  $ 3,123,000       $ 2,456,000
===============================================================================================
INVENTORIES, NET:
Raw materials and supplies                                        $ 1,534,000       $ 1,242,000
Work in process                                                       549,000           519,000
Finished goods                                                      1,071,000         1,024,000
Less reserve for inventory obsolescence                              (578,000)         (479,000)
-----------------------------------------------------------------------------------------------
                                                                  $ 2,576,000       $ 2,306,000
===============================================================================================
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET:
Furniture, fixtures and computer equipment                        $ 1,412,000       $ 1,101,000
Manufacturing equipment                                             2,934,000         1,999,000
Leasehold improvements                                              1,929,000         1,759,000
Equipment in process                                                  256,000           235,000
Furniture, fixtures and computer equipment under
  capital leases                                                      154,000           154,000
Manufacturing equipment under capital leases                          604,000           604,000
Less accumulated depreciation and leasehold
  improvement amortization                                         (2,230,000)       (1,474,000)
Less accumulated amortization of capital leases                      (123,000)          (24,000)
-----------------------------------------------------------------------------------------------
                                                                  $ 4,936,000       $ 4,354,000
===============================================================================================
GOODWILL AND OTHER INTANGIBLE ASSETS, NET:
Goodwill                                                          $ 6,764,000       $ 6,756,000
Patents and other intangibles                                       1,266,000         1,163,000
Non-compete agreement                                                 950,000           950,000
Less accumulated amortization                                      (2,386,000)       (1,628,000)
-----------------------------------------------------------------------------------------------
                                                                  $ 6,594,000       $ 7,241,000
===============================================================================================
ACCRUED EXPENSES:
Payroll, other employee benefits and related taxes                $   827,000       $   599,000
Accrued income taxes                                                  239,000           281,000
Other accrued expenses                                                485,000           541,000
-----------------------------------------------------------------------------------------------
                                                                  $ 1,551,000       $ 1,421,000
===============================================================================================

During fiscal year 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The "management" approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's consolidated results of operations or financial position.

The Company's operations, which are based mainly in Minnesota, are comprised of two segments, "branded products" and "component products," based upon the similarities of the underlying business operations and products of each. Branded products business develops, manufactures and markets proprietary and patented specialty medical products for use in thoracic, cardiac, neuro, vascular and ophthalmic surgery. Component products business represents the value-added, original equipment manufacturing of micro-precision wire-based component products, including precision coils, stylets and guidewire components and sub-assemblies used in the medical industry. The Company evaluates the performance of its business segments and allocates resources to them based upon their respective earnings contribution to the consolidated earnings of the Company or based on the segment's product R&D efforts in process at that time. Information for the business segments for fiscal years 1999, 1998 and 1997 is presented in the table below.

-----------------------------------------------------------------------------------------------------------------
                                                                 1999               1998               1997
Net revenue
   Branded                                                      $11,681,000        $10,620,000        $ 9,694,000
   Component                                                      7,223,000          1,397,000                  -
                                                                -----------        -----------        -----------
     Total                                                       18,904,000         12,017,000          9,694,000
Operating income (loss)
   Branded                                                       (1,411,000)        (1,477,000)        (1,305,000)
   Component                                                        617,000             62,000                  -
                                                                -----------        -----------        -----------
     Total                                                         (794,000)        (1,415,000)        (1,305,000)
Depreciation and amortization
   Branded                                                          784,000            690,000            620,000
   Component                                                        825,000            188,000                  -
                                                                -----------        -----------        -----------
     Total                                                        1,609,000            878,000            620,000
Capital expenditures
   Branded                                                          443,000            848,000            654,000
   Component                                                      1,000,000            116,000                  -
                                                                -----------        -----------        -----------
     Total                                                        1,443,000            964,000            654,000
Identifiable assets
   Branded                                                       16,704,000         16,114,000         25,134,000
   Component                                                      7,366,000          9,868,000                  -
                                                                -----------        -----------        -----------
     Total                                                       24,070,000         25,982,000         25,134,000
-----------------------------------------------------------------------------------------------------------------

See Note 12 - Major Customers and Net Revenue by Geographic Area, for additional information regarding concentrations.

Supplemental Cash Flow Information:

The Company paid interest of $129,000, $39,000 and $0 during fiscal 1999, 1998 and 1997, respectively. Income tax payments made by the Company totaled $107,000, $3,000 and $6,000 for the years ended October 31, 1999, 1998 and 1997, respectively. Also, at October 31, 1999, the Company recorded $109,000 in accounts payable for equipment purchases made during the year then ended.

(5)    INCOME TAXES:

Provision for (Benefit from) Income Taxes:

          ----------------------------------------------------------------------------------------------
                                                        1999            1998            1997
          ----------------------------------------------------------------------------------------------
          CURRENT:
          Federal                                       $  21,000       $ (22,000)       $ 96,000
          State                                            11,000           2,000          44,000
          ----------------------------------------------------------------------------------------------
                                                           32,000         (20,000)        140,000
          ----------------------------------------------------------------------------------------------
          DEFERRED:
          Federal                                        (101,000)       (143,000)        286,000
          State                                           (22,000)        (23,000)        (61,000)
          ----------------------------------------------------------------------------------------------
                                                         (123,000)       (166,000)        225,000
          ----------------------------------------------------------------------------------------------
          Total                                         $ (91,000)      $(186,000)       $365,000
          ===============================================================================================

Reconciliation of effective income tax rate:

          --------------------------------------------------------------------------------------------------------
                                                                          1999             1998             1997
          --------------------------------------------------------------------------------------------------------
          Loss from continuing operations
          before income taxes                                         $ (611,000)      $ (669,000)     $ (239,000)
          ========================================================================================================
          Statutory federal rate                                        (208,000)        (227,000)        (81,000)
          State taxes, net of federal benefit                             (7,000)         (14,000)        (11,000)
          Permanent differences                                          194,000          101,000          26,000
          Research and experimentation credits                           (65,000)         (45,000)        (46,000)
          Write-off of deferred tax asset associated
          with discontinued operations                                                                    421,000
          Increase (decrease) in valuation allowance                       2,000           (3,000)         69,000
          Other, net                                                      (7,000)           2,000         (13,000)
          --------------------------------------------------------------------------------------------------------
          Provision for (benefit from) income taxes                   $  (91,000)      $ (186,000)     $  365,000
          ========================================================================================================

Components of Deferred Tax Assets (Liabilities):

          --------------------------------------------------------------------------------------------------------------
                                                                                 1999            1998            1997
          --------------------------------------------------------------------------------------------------------------
           Inventory reserve                                                    $ 213,000       $ 173,000       $ 138,000
           Other, net                                                              94,000          47,000           7,000
                                                                                ---------       ---------       ---------
               Net current deferred tax assets                                  $ 307,000       $ 220,000       $ 145,000
           Operating loss carryforwards                                         $ 165,000       $ 228,000       $ 170,000
           Capital loss carryforwards                                             143,000         141,000         149,000
           Credit carryforwards                                                   417,000         325,000         269,000
           Depreciation                                                          (238,000)       (220,000)        (36,000)
           Non-compete obligation                                                 247,000         240,000               -
           Other, net                                                             (51,000)        (69,000)        (26,000)
           Less valuation allowance                                              (143,000)       (141,000)       (144,000)
                                                                                ---------       ---------       ---------
               Net long-term deferred tax assets                                $ 540,000       $ 504,000       $ 382,000
           ==============================================================================================================
          Net deferred tax assets                                               $ 847,000       $ 724,000       $ 527,000
          ===============================================================================================================

A tax benefit of $8,000, $12,000 and $78,000 related to the exercise of stock options was recorded to additional paid-in capital in 1999, 1998 and 1997, respectively.

In conjunction with the acquisition of Jerneen, the Company acquired net deferred tax assets of $31,000.

The valuation allowance relates solely to capital loss carry-forwards, which have been determined to be unrealizable. Net operating loss carryforwards expire from 2012-2014 and credit carryforwards expire from 2009-2014. Management expects to fully utilize its remaining deferred tax assets against future taxable income.

(6)  CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following at October 31:


                                                                      1999           1998
          -----------------------------------------------------------------------------------
          Capital leases                                            $  393,000     $  623,000
          Term note payable to bank                                          -        261,000
          Contractual obligations to landlord                          245,000        306,000
          Contractual obligations to former shareholder of
           Jerneen                                                     417,000        477,000
          Other note payable to bank                                         -          4,000
          -----------------------------------------------------------------------------------
                                                                     1,055,000      1,671,000
          Less current portion                                        (369,000)      (616,000)
          -----------------------------------------------------------------------------------
                                                                    $  686,000     $1,055,000
          ===================================================================================

The Company is the lessee of certain machinery and equipment under capital lease obligations expiring from 2000 through 2002. The assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. Interest rates on capitalized leases vary from 9.75% to 15.24% and are imputed based on the lessor's implicit rate of return.

During fiscal 1999, the Company repaid the term note payable in full.

The contractual obligations to the landlord relate to leasehold improvements and are payable in monthly installments of $8,000 through January 2003. The obligations were financed at fixed interest rates ranging from 10% to 12%.

The contractual obligation to a former shareholder of Jerneen is payable in monthly installments of $8,000 through October 2004. The interest is imputed based on the Company's borrowing rate of 10%.

Aggregate maturities of capital leases and long-term obligations are as follows:

           ------------------------------------------------------------------------------
          Year Ending October 31                                               Amount
           2000                                                                $  369,000
           2001                                                                   294,000
           2002                                                                   181,000
           2003                                                                   107,000
           2004                                                                   104,000
          -------------------------------------------------------------------------------
                                                                               $1,055,000
          ===============================================================================

(7)  COMMITMENTS:

Operating Leases:

The Company is committed under non-cancelable operating leases for the rental of its office and production facilities. At October 31, 1999, the remaining terms on the leases range from three to six years. The component products business facility leases include a renewal option for one additional five-year term. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $525,000, $458,000 and $383,000 for the years ended October 31, 1999, 1998 and 1997, respectively. The Company paid real estate taxes and common costs of $149,000 during fiscal 1999.

As of October 31, 1999, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:

            ------------------------------------------------------
            Year Ending October 31
            2000                                        $  459,000
            2001                                           446,000
            2002                                           413,000
            2003                                           308,000
            2004                                           270,000
            Thereafter                                     192,000
            ------------------------------------------------------
                                                        $2,088,000
            ======================================================

Royalties:

In connection with the acquisition of product licenses and product manufacturing rights, the Company is obligated for the payment of royalties as follows:

* 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.

* 3% of the net sales of the Bio-Vascular Probe through 2001.

Royalty expense was approximately $185,000, $203,000 and $191,000 for the years ended October 31, 1999, 1998 and 1997, respectively, and is included in cost of revenue.

(8)  SHAREHOLDERS' EQUITY:

Authorized Shares and Designation of Preferred Class of Stock:

In 1997, the shareholders approved an increase in authorized shares of capital stock from 20,000,000 shares to 25,000,000 shares and reserved 5,000,000 such shares as undesignated shares of preferred stock, having such rights, preferences and designations as determined by the Board of Directors. As a result, the Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Stock Repurchase Plan:

In 1997, the Company's Board of Directors adopted a stock repurchase plan and authorized the purchase of up to 500,000 shares of its common stock. During 1998, the Company's Board of Directors amended the plan to authorize the repurchase of up to 1,500,000 common shares. As of October 31, 1999, the Company had completed its repurchase of 1,500,000 shares of its common stock for an aggregate cash outlay of $5,649,000 since the inception of the plan.

Warrants:

Warrants issued to an underwriter in fiscal 1995 to purchase 90,000 shares of the Company's common stock at an exercise price of $16.375 expired in fiscal 1999.

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

Upon exercise, each Right entitles the holder thereof to purchase one-tenth of a share of common stock at a purchase price currently set at $6.00 per share, subject to adjustment to reflect the value of the Company following the spin-off of Vital Images, Inc. Upon the occurrence of certain events in connection with:
(i) a person or group acquiring 15% or more of the Company's outstanding common stock; (ii) a third party announcing an offer to purchase a 15% or greater stake in the Company; or (iii) the Board of Directors declaring a person to be an "adverse person" based upon such person being a holder of 10% or more of the Company's outstanding stock and the Board's belief that such person's shares were acquired for short-term financial gain or that the shareholder might otherwise adversely affect the Company's business or prospects, the Rights become exercisable and entitle each holder thereof (other than the acquiring person or "adverse person") to purchase, for a price equal to 10 times the then-current purchase price of the Right, shares of common stock (or other securities of the Company) or equity securities of the acquiring company, as the case may be, having a market value equal to 20 times the then-current purchase price of the Right. In general, the Company is entitled to redeem the Rights in whole at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors) prior to the first to occur of any such events. Each Right will expire on June 11, 2006, if not previously redeemed or exercised.

Stock-Based Compensation:

The Company has various stock award and stock option plans and an employee stock purchase plan ("ESPP"). Under the stock award and stock option plans, the Company is authorized to grant up to 1,907,636 shares of its common stock for issuance under these plans, which includes 400,000 new shares of common stock for grant approved by the Company's shareholders in fiscal 1999. At October 31, 1999, 382,802 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its full-time employees. At October 31, 1999, 254,452 shares remained available for purchase under the ESPP.

At October 31, 1999, the Company has also reserved and granted 191,720 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

The Company applies Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock-based compensation plans, when applicable, but has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosures regarding the Company's stock-based compensation plans.

Stock Awards:

Under certain compensation agreements, an arrangement which provides for awards of common stock to key management was adopted in 1992. These awards of common stock are subject to forfeiture if employment terminates prior to the end of the prescribed periods. Vesting periods range from three to five years. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. As part of these same compensation agreements, the Company agreed to buy back the number of shares which would allow the employees to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 10,831, 7,911 and 10,655 during 1999, 1998 and 1997, respectively. Stock awards granted to employees are summarized as follows:


                                                      Unearned Stock
                                                          Awards                   Market Value
                                                   Balance           Shares           at Grant
          --------------------------------------------------------------------------------------------
          Balance October 31, 1996                    $ 311,000         49,333       $3.25  -  $ 14.50
          Granted                                       220,000         46,545        4.25  -     6.50
          Earned                                       (134,000)       (27,101)       3.25  -    14.50
          Cancelled / Forfeited                        (109,000)       (13,705)       4.75  -    14.50
          --------------------------------------------------------------------------------------------
          Balance October 31, 1997                      288,000         55,072        4.25  -    14.00
          Granted                                       428,000         99,548        3.50  -     5.13
          Earned                                       (142,000)       (27,937)       3.50  -    14.00
          Cancelled / Forfeited                        (151,000)       (34,676)       3.69  -     4.75
          --------------------------------------------------------------------------------------------
          Balance October 31, 1998                      423,000         92,007        3.50  -    14.00
          Granted                                       424,000        124,351        2.69  -     3.63
          Earned                                       (231,000)       (53,464)       2.69  -    14.00
          Cancelled / Forfeited                         (70,000)       (12,632)       4.05  -    11.88
          --------------------------------------------------------------------------------------------
          Balance at October 31, 1999                 $ 546,000        150,262       $2.69  -  $  5.13
          ============================================================================================

Shares of common stock have also been awarded to certain medical professionals as compensation for services provided in the Company's product development activities. These awards vest in accordance with the service agreement and totaled 36,000 shares granted in 1997 and 5,000 shares granted in 1999. There were no such awards in 1998.

The weighted average market value at grant date for stock awards was $3.20, $4.29 and $4.41 for 1999, 1998 and 1997, respectively.

Stock Options:

The exercise price of each stock option generally equals 100% of the market price of the Company's stock on the date of grant and has a maximum term of up to 10 years. Employee option grants generally vest ratably over four to five years, while options granted to non-employee directors of the Company generally vest ratably over three years.

The following table summarizes information about stock options outstanding at October 31, 1999:

          ============================================================================================

          --------------------------------------------------------------------------------------------
                                                                                          Weighted
                                                               Weighted                    Average
                                                 Weighted      Average                     Exercise
                                   Number of      Average      Remaining     Number of      Price of
                                    Options       Exercise     Contractual     Options     Exercisable
          Range of Prices         Outstanding       Price      Life (years)  Exercisable     Options
          ---------------------------------------------------------------------------------------------
          $1.87 - $3.50                266,277          $2.78          4.35       163,673         $2.67
           3.63 -  4.25                353,838           3.80          5.25       185,404          3.82
           4.37 -  4.85                275,384           4.47          6.28       161,668          4.50
           4.92 -  7.54                391,376           5.36          5.40       174,209          5.79
           8.53 - 12.21                 84,929           9.08          4.33        84,929          9.08
           ------------              ---------          -----          ----       -------         -----
          $1.87 -$12.21              1,371,804          $4.51          5.27       769,883         $4.74
          ---------------------------------------------------------------------------------------------

A summary of the status of the Company's stock options for the years ended October 31 is as follows:

          -------------------------------------------------------------------------------------------------------------
                                                                1999                     1998                    1997
          -------------------------------------------------------------------------------------------------------------
                                                     Weighted                Weighted                 Weighted
                                                     Average                 Average                   Average
                                                     Exercise                Exercise                 Exercise
                                                  Shares      Price       Shares      Price       Shares        Price
          -------------------------------------------------------------------------------------------------------------
          Outstanding at beginning of year         1,221,539   $4.82       1,305,106    $5.43      1,148,764     $5.60
          Granted                                    296,936    3.44         463,989     4.50        419,262      5.16
          Exercised                                                          (80,760)    2.91        (48,236)     3.23
          Cancelled                                 (146,671)   5.25        (466,796)    6.52       (214,684)     5.20
          -------------------------------------------------------------------------------------------------------------
          Outstanding at end of year               1,371,804    4.51       1,221,539     4.82      1,305,106      5.43
          -------------------------------------------------------------------------------------------------------------
          Options exercisable at end of year         769,883    4.74         669,920     4.99        794,743      4.98
          =============================================================================================================

Employee Stock Purchase Plan:

The Company sponsors an employee stock purchase plan ("ESPP") under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deduction. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 22,396, 8,247 and 9,190 shares purchased through the ESPP in 1999, 1998 and 1997, respectively.

For the years ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:


                   -----------------------------------------------------------------------------------------------
                                                                         1999             1998          1997
                   -----------------------------------------------------------------------------------------------
                   Employee                                            $209,000         $135,000       $150,000
                   Non-employee                                          74,000           85,000         62,000
                   -----------------------------------------------------------------------------------------------
                   Total                                               $283,000         $220,000       $212,000
                   -----------------------------------------------------------------------------------------------

Non-employee compensation expense includes amounts related to performance option awards for up to 37,000 shares.

SFAS No. 123 Disclosure:

Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below for the years ended
October 31:


-------------------------------------------------------------------------------
                                          1999           1998            1997
-------------------------------------------------------------------------------
NET LOSS
    As reported                        $  (520,000)     $(483,000) $(1,524,000)
    Pro forma                           (1,128,000)      (946,000)  (4,634,000)

BASIC AND DILUTED LOSS PER SHARE
    As reported
    Pro forma                                (0.06)         (0.05)       (0.16)
                                             (0.12)         (0.10)       (0.49)
-------------------------------------------------------------------------------


The pro forma information includes stock options granted and purchases under the ESPP in 1999, 1998 and 1997. Additionally, the 1997 pro forma information reflects the impact of the modification of previously granted stock options occurring as part of the spin-off of Vital Images, Inc., a former subsidiary of the Company.

The weighted average fair value per option granted during 1999, 1998 and 1997 was $0.76, $1.40 and $2.18, respectively, for the ESPP and $1.98, $3.04 and $2.99 for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options was based on the 15% purchase discount. The fair value of all other options for the years ended October 31 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

-------------------------------------------------------------------------------
                                           1999          1998           1997
--------------------------------------------------------------------------------
Expected option term                      5.0 years      6.4 years    4.2 years
Expected volatility factor                      67%            69%          72%
Expected dividend yield                          0%             0%           0%
Risk-free interest rate                       5.17%          5.73%        6.33%
--------------------------------------------------------------------------------

(9)  EARNINGS PER SHARE:

The Company adopted SFAS No. 128 during the first quarter of fiscal year 1998. Earnings per share for all periods presented have been prepared in accordance with the provisions of SFAS No. 128. The following table sets forth the computation of basic and diluted shares outstanding for the years ended October 31:


--------------------------------------------------------------------------------
                                          1999         1998             1997
--------------------------------------------------------------------------------
NUMERATOR:
Loss from continuing operations       $ (520,000)     $ (483,000)     (604,000)
Loss on disposal of discontinued
  business, net of income taxes                                       (920,000)
--------------------------------------------------------------------------------
Net loss                              $ (520,000)     $ (483,000)   (1,524,000)
================================================================================
DENOMINATOR:
Denominator for basic earnings
  per share -
    weighted average
    common shares                      9,025,823       9,228,265     9,498,827
--------------------------------------------------------------------------------
Denominator for diluted earnings
  per share -
    weighted average common
    shares and dilutive
    potential common shares            9,025,823       9,228,265     9,498,827
================================================================================

In fiscal 1999, 1998 and 1997, none of the options outstanding or unearned restricted stock awards ("awards") were included in the computation of diluted earnings per share for the year then ended because the Company had incurred net losses during those periods and the inclusion of the options and awards would have been anti-dilutive. Additionally, none of the awards are included in the computation of basic earnings per share for any of the years then ended.


(10)    RELATED PARTY TRANSACTIONS:

In fiscal 1997, the Company entered into a distribution agreement with Scanlan International, Inc., a medical and surgical products distributor. The Chairman of the Board of Directors of the Company is President and Chief Executive Officer of the Scanlan Group of Companies, the parent company of Scanlan International. The agreement grants Scanlan International the exclusive right, acting as a sales representative of Bio-Vascular, to solicit orders, work with distributors and market listed products within Latin America until October 31, 2000, subject to annual renewal thereafter. Scanlan International receives a commission of 20% on net sales to Latin America during the term of the agreement. Commissions paid to Scanlan International totaled $4,000 and $2,000 for 1999 and 1998, respectively. There was no sales activity resulting from this agreement in 1997.

(11)    EMPLOYEE BENEFIT PLANS:

Salary Reduction Plan:

The Company sponsors salary reduction defined contribution benefit plans for all full-time employees which qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. The Company has made no contributions to the plans since inception.


(12) MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area:

----------------------------------------------------------------------------------------------
                                                           1999         1998          1997
----------------------------------------------------------------------------------------------

PERCENT OF ACCOUNTS RECEIVABLE BY SIGNIFICANT
                  CUSTOMERS
A.                                                             16%         13%            -
B.                                                             15%          9%           20%
C.                                                             12%         11%           13%
D.                                                              9%         11%           10%
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
PERCENT OF NET REVENUES BY SIGNIFICANT CUSTOMERS
A.                                                              25%         6%            -
B.                                                              12%        16%           19%
C.                                                               9%        12%           14%
D.                                                               8%        11%           11%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                        1999              1998             1997
------------------------------------------------------------------------------------------------
INTERNATIONAL NET REVENUES BY GEOGRAPHIC
AREA
Europe                                             $2,052,000        $1,531,000       $1,355,000
Asia and Pacific region                               552,000           825,000          666,000
Canada                                                278,000           217,000          206,000
Other                                                 183,000            56,000           68,000
------------------------------------------------------------------------------------------------
 Total                                             $3,065,000        $2,629,000       $2,295,000
------------------------------------------------------------------------------------------------
Percent of total net revenue                              16%               22%              24%
------------------------------------------------------------------------------------------------

The Company does not require collateral from its customers to support their accounts receivable. Customer A is a customer of the component products segment and B, C and D are customers of the branded products segment. The Company's international net revenues are primarily generated from the branded products business segment. All of the Company's long-lived assets are located in the United States.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Bio-Vascular, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income and shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Bio-Vascular, Inc. as of October 31, 1999, and 1998, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Bio-Vascular, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP


Minneapolis, Minnesota
December 3, 1999

The following information appears on page 24 of the Company's 1999 Annual Report to Shareholders.

COMMON STOCK INFORMATION

Price Range

The Company's common stock is currently traded on the Nasdaq National Market under the symbol "BVAS." The following table sets forth, for each of the fiscal periods indicated, the range of high and low closing sale prices per share as reported by the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.


                    1999              1998
Quarter Ended     High    Low     High    Low
---------------  ------  ------  ------  ------
January 31       $4.375  $3.125  $4.188  $3.250
April 30          3.375   2.375   5.375   4.063
July 31           3.719   2.438   5.125   4.375
October 31        3.281   2.250   4.500   3.000

Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders
As of November 30, 1999, there were approximately 4,600 beneficial owners and 1,100 record shareholders of the Company's common stock.

The following information appears on page 24 of the Company's 1999 Annual Report to Shareholders.

Bio-Vascular, Inc.

Quarterly Results

Fiscal 1999                First         Second        Third        Fourth
(unaudited)                Quarter       Quarter       Quarter      Quarter
-------------------------  -----------   -----------   ----------   ----------
Net revenue                 $3,829,000    $4,893,000   $5,169,000   $5,013,000
Gross margin                 1,917,000     2,497,000    2,584,000    2,463,000
Operating income (loss)       (441,000)     (291,000)      23,000      (85,000)
Net income (loss)             (318,000)     (202,000)      42,000      (42,000)
Net income (loss)
    per share                    (0.03)        (0.02)        0.00        (0.00)

Fiscal 1998
(unaudited)
-------------------------------------------------------------------------------
Net revenue                 $2,462,000    $2,727,000   $2,760,000   $4,068,000
Gross margin                 1,424,000     1,650,000    1,618,000    2,103,000
Operating income (loss)       (554,000)     (366,000)    (276,000)    (219,000)
Net income (loss)             (205,000)     (101,000)     (43,000)    (134,000)
Net income (loss)
   per share                     (0.02)        (0.01)       (0.00)       (0.01)

Quarterly calculations of net income (loss) per share are made independently during the fiscal year.

The following information appears on page 1 of the Company's 1999 Annual Report to Shareholders.

Bio-Vascular, Inc. - Financial Highlights

Summary Statements of Operations Data:

For the Year Ended October 31          1999                1998                1997               1996               1995
------------------------------  ------------------  ------------------  ------------------  -----------------  -----------------
(in thousands, except per share data)
Net revenue                               $18,904             $12,017             $ 9,694             $10,125            $10,426

Gross margin                                9,461               6,795               5,727               6,682              6,964

Operating income (loss)                      (794)             (1,415)             (1,305)                571              2,121

Income (loss) from continuing
 operations                                  (520)               (483)               (604)              1,219              1,659


Income (loss) per share from
continuing operations:
Basic                                       (0.06)              (0.05)              (0.06)               0.13               0.22
Diluted                                     (0.06)              (0.05)              (0.06)               0.12               0.21

Weighted average shares outstanding:
Basic                                       9,026               9,228               9,499               9,387              7,509
Diluted                                     9,026               9,228               9,499               9,876              8,062

The above information includes the Company's acquisition of Jerneen in July 1998 and excludes discontinued operations; see Notes 2 and 3, respectively, to the financial statements.

Earnings per share amounts have been presented for all years pursuant to the provisions of Statement of Financial Accounting Standard No. 128, Earnings Per Share; see Note 9 to the financial statements.

Summary Balance Sheet Data:

At October 31                                1999                1998                1997                1996               1995
------------------------------            -------             -------             -------             -------            -------
Working capital                           $ 9,400             $11,386             $16,906             $22,107            $24,060

Total assets                               24,070              25,982              25,134              37,881             37,303

Long-term debt                                686               1,055                   -                   -                  -

Shareholders' equity                       20,784              22,430              23,952              35,221             35,355

In connection with the 1997 spin-off of Vital Images Inc., Shareholders' Equity was reduced by $10,124,000, which represents the contribution of cash equivalents and marketable securities plus the carrying value of Vital Images' net assets.