Form 10-K405, Exhibit 13
period 2000-10-31
BIO VASCULAR INC
filed 2001-01-31
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 16-20 of the Company's 2000 Annual Report to Shareholders.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Forward-Looking Statements: Certain statements contained in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time-to-time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.

OVERVIEW

Bio-Vascular, Inc. (the "Company") is a diversified medical device company, engaged in developing, manufacturing and marketing products to significantly improve the quality of human life. The Company operates through two business units: Branded Medical Devices and Jerneen Micro Medical Technologies (MMT), the Company's wholly-owned subsidiary. The Branded Medical Device business includes branded implantable biomaterials, surgical productivity tools, and licensed and distributed products for use in critical surgeries, including bariatric (stomach and intestines), thoracic (chest and lungs), cardiac (heart), neurosurgical (brain and spine) and vascular (arteries and veins) surgeries. Branded Medical Devices are manufactured using the Company's patented and proprietary technologies. MMT specializes in custom designed engineering and manufacturing of complex precision micro-wire forms, including guidewires, micro coils, stylets and delivery device components for use in interventional cardiovascular and neurological devices.

The acquisition of MMT was completed July 31, 1998, the end of the Company's fiscal 1998 third quarter. MMT's financial results were included in the Company's consolidated results of operations beginning in the fourth quarter of 1998. The Company believes that the addition of MMT's business broadens the Company's participation in the medical device industry, increases the Company's immediate and long-term revenue potential and achieves a balance of market opportunities consistent with the strategic objectives targeted by the Company.

Fiscal 2000 represents the Company's first profitable year since fiscal 1995, a direct result of the growth strategy adopted by the Company three years ago. Since fiscal 1997, the Company's net revenues have increased 126% from $9.7 million in fiscal 1997, increasing to record levels in fiscal 1998 and 1999
while ultimately achieving a new record of $21.9 million in fiscal 2000.   Both
business units reported record annual net revenue in fiscal 2000.

The Company has continued to advance its strategy for growth at both business units, focusing on opportunities to grow through acquisition, licensing and distribution, expansion of markets for its current products, and internal new product research and development activities. The following are a few of the fiscal 2000 highlights which demonstrate the Company's dedication to this growth strategy. In February 2000, the Company announced the introduction of APEX Processing(TM), a product improvement establishing a new tissue-processing standard. By reducing the cellular content to the lowest quantifiable level in bovine pericardial tissue, Apex Processing(TM) enhances the purity of our tissue-based products while maintaining the physical qualities of the product. Also in February 2000, the Company received 510(k) marketing clearance from the U.S. Food and Drug Administration (FDA) and CE mark approval in Europe for use of Peri-Strips(R) products in gastric bypass and gastric banding procedures. Gastric bypass and gastric banding are frequently used as surgical weight reduction control methods for morbid obesity. By 2004, the number of these gastric procedures performed in the United States is expected to reach 100,000, up from an estimated 45,000 procedures performed in 1999. This, along with the trend toward laparoscopic gastric bypass procedures, would expand the U.S. market potential to an estimated $100 million annually. In March 2000, the Company acquired the exclusive U.S. distribution rights for a precision dissection kit manufactured by the Feather Safety Razor Co. in Japan, and began to distribute this product in the third quarter of the year for use in neurosurgical procedures. This exclusive distribution opportunity was subsequently expanded to include Canada as well as cardiovascular and vascular markets in both the U.S. and Canada. These products, product applications and distribution rights all contributed to the Company's revenue growth in fiscal 2000. Lastly, in October 2000, our new product development efforts resulted in the 510(k) marketing clearance from the FDA of our implantable urethral sling product for use in the surgical treatment of stress urinary incontinence (SUI). The urethral sling uses the Company's remodelable/resorbable tissue technology, which provides for greater biocompatibility and lower levels of inflammation and fibrosis when compared to competitive products. The Company plans a staged release of this product during fiscal 2001 to maximize market advantage. MMT reestablished a strong revenue growth rate following mid-year organizational and personnel changes. In the final six months of fiscal 2000, MMT increased revenue at a 35% rate when compared to the same period in fiscal 1999 while generating operating income during this six-month period of $670,000, exceeding the full 1999 operating profit levels of $617,000. For fiscal 2001, the Company will continue to drive its growth strategy by further capitalizing on all of our fiscal 2000 accomplishments, while identifying new opportunities that extend our growth into future years.

RESULTS OF OPERATIONS

Years Ended October 31, 2000 and 1999

Consolidated net revenue in fiscal 2000 increased to a new record of $21,926,000, an increase of $3,022,000 from $18,904,000 reported during fiscal 1999. The Branded Medical Device unit's net revenue for fiscal 2000 increased $1,508,000 or 13% to $13,189,000 from $11,681,000 for fiscal 1999. The Micro
Medical Technologies unit contributed net revenue of $8,737,000 in 2000, up $1,514,000 or 21% from fiscal 1999 revenue of $7,223,000. The combined 16% net revenue growth from these business units is primarily attributable to increased sales unit volume due in part to the new indications for existing branded products, new branded product introductions and the expansion of MMT's design, engineering and manufacturing customer base.

The Branded Medical Device unit experienced revenue gains from all major product lines during fiscal 2000. Revenue from the Tissue-Guard(TM) product line increased to $5,857,000 during fiscal 2000, reflecting a 12% increase over fiscal 1999, led by sales of Dura-Guard(R) and Vascu-Guard(R). Revenue from Peri-Strips(R) and Peri-Strips Dry(R) increased 12% to $3,509,000 in fiscal 2000 from $3,125,000 in fiscal 1999, due in part to the February 2000 FDA clearance for use of the product in the bariatric surgical procedures of gastric banding and gastric bypass. Sales of Surgical Tools, including the new Neurosurgical Dissection Kit, for fiscal 2000 increased $475,000 or 19% to $3,035,000 from $2,560,000 in fiscal 1999.

The Company's consolidated gross margin percentage of 51% in fiscal 2000 is slightly higher than the fiscal 1999 margin of 50%, primarily due to gross margin improvements at the Branded Medical Device unit. The Branded Medical Device unit's gross margin percentage increased seven percentage points to 64% as a result of the incremental sales volume combined with the effective management of operations-related spending levels and production activities. MMT's gross margin percentage decreased to 31% in fiscal 2000 from 38% in fiscal 1999. The decrease in MMT's gross margin during the year is due to pricing considerations and the assumption of the precious metal component of product production in fiscal 2000. Under these precious metal handling agreements with key customers, the MMT unit agreed to purchase critical precious metals on behalf of certain customers for use in the manufacturing of products for which MMT is paid a handling fee for the incremental personnel and working capital resource commitments it is undertaking. Although the impact of the precious metal component of production is a reduction in the gross margin percentage, the substance of the transactions adds positive incremental dollars to the gross margin of the MMT unit. The Company expects the consolidated gross margin percentage to increase in fiscal 2001 as a direct result of increased sales volume. This forward-looking statement is influenced primarily by the Company's current estimate of standard costs and production forecasts and would be impacted by significant increases or decreases in production volumes of the

Company's products, by material changes in the Company's product mix and by the accuracy of the Company's estimates of standard costs and other manufacturing costs.

Selling, general and administrative (SG&A) expense decreased $212,000, or 2%, to $8,378,000 in fiscal 2000 from $8,590,000 in fiscal 1999, which is primarily attributable to excellent expense management at the Branded Medical Device unit. Decreased spending on external costs to assert a reversal of HCFA's lung volume reduction surgery non-coverage decision and direct marketing materials presenting the Branded Medical Device unit's new corporate logo and image (introduced in fiscal 1999), in addition to the full amortization of goodwill associated with product rights as of October 31, 1999, contributed to an overall decrease in the Branded Medical Device unit's SG&A expense of $437,000 or 6%, to $6,323,000 in fiscal 2000 from $6,760,000 in fiscal 1999. MMT's SG&A expense during fiscal 2000 increased $226,000, or 12% to $2,055,000, due primarily to a
termination charge associated with an employment contract.   As a direct result
of incremental sales volume combined with the excellent expense management at the Branded Medical Device unit in fiscal 2000, SG&A as a percentage of net revenue decreased seven percentage points to 38% in fiscal 2000 from 45% in fiscal 1999.

Research and development (R&D) expense in fiscal 2000 was $1,952,000, an increase of $287,000 or 17% from the fiscal 1999 expense of $1,665,000. The Company continued its growth and opportunity creation strategy as demonstrated through the dedication of significant resources to R&D at both its Branded Medical Device and MMT units. The increase in R&D expense in fiscal 2000 over 1999 reflects the Branded Medical Device unit's continued investment in pre-clinical feasibility studies for new products in development, and the MMT unit's continued investment in the growth of design and engineering services offered through its Technology Development Center (TDC). R&D expense is expected to fluctuate based on project timing. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and the timing of those costs for each project.

The Company's consolidated operating income increased by more than $1,670,000 during the year, improving from an operating loss of $794,000 in fiscal 1999 to operating income of $879,000 during fiscal 2000. This move to operating income in 2000 reflects an increase of more than $2,100,000 in operating income of the Branded Medical Device unit, which improved from an operating loss of $1,411,000 in fiscal 1999 to operating income of $702,000 in fiscal 2000. Offsetting this positive income change, the MMT unit's operating income decreased to $177,000 in fiscal 2000 from $617,000 in fiscal 1999.

Other income, primarily net interest income, was $162,000 in fiscal 2000 and $183,000 in fiscal 1999. The decrease in net interest income is related to lower average cash and investment balances in fiscal 2000 as compared to fiscal 1999, primarily due to cash expenditures for the Company's stock repurchase program (which was completed as of October 31, 1999), purchases of equipment and leasehold improvements and repayments of long-term obligations. The Company's net income before income taxes was $1,041,000 in fiscal 2000 as compared to a loss of $611,000 in fiscal 1999.

The Company recorded a provision for income taxes of $452,000 in fiscal 2000, representing an effective tax rate of 43%, as compared to a benefit from income taxes of $91,000 at an effective tax rate of 15% in fiscal 1999. The fiscal 2000 effective tax rate is higher than the statutory rates due to the impact of permanent differences, including nondeductible goodwill associated with the acquisition of Jerneen, partially offset by the impact of research and experimentation credits. As a result of the magnitude of its pre-tax income in fiscal 2000, the Company fully applied its net operating loss carryforwards as of October 31, 1999 against net taxable income in fiscal 2000. As of October 31, 2000, the Company has recorded $444,000 of deferred tax assets related to certain credit carryforwards, primarily research and experimentation credits, and $189,000 of other net deferred tax assets. The Company expects to fully apply its net deferred tax assets against future taxable income.

The Company's consolidated net income was $589,000, or seven cents per diluted share in fiscal 2000, as compared to a net loss of $520,000, or six cents per share in fiscal 1999.

Years Ended October 31, 1999 and 1998

Consolidated net revenue in fiscal 1999 increased to $18,904,000, up $6,887,000 or 57%, from $12,017,000 in fiscal 1998. The Branded Medical Device unit reported net revenue of $11,681,000, up $1,061,000 from the 1998 revenue level of $10,620,000. The MMT unit contributed net revenue of $7,223,000 in 1999, as compared to revenue of $1,397,000 contributed during the fourth quarter of 1998. The 31% revenue growth of the MMT unit is attributable to both increased sales unit volume as well as new products resulting from its quick turn prototyping emphasis. This 31% rate takes into account all of fiscal 1998, of which the first three quarters were not included in the Company's 1998 results.

The Branded Medical Device business experienced 25% revenue growth from its surgical productivity tools to $2,560,000 in 1999 from $2,051,000 in 1998. Revenue from the Flo-Thru Intraluminal Shunt(TM), which received market clearance in August 1998, accounted for approximately 57% of the increase in surgical productivity tools revenue during the year. The Tissue-Guard(TM) product line, exclusive of Peri-Strips(R), contributed 14% revenue growth in fiscal 1999 over 1998 driven by sales of Vascu-Guard(R) and Dura-Guard(R). While Peri-Strips(R) revenue increased in each of the last three quarters of 1999 compared to the same periods in 1998, competitive activities in the first quarter of the year resulted in a 3% decrease in Peri-Strips(R) revenue in fiscal 1999.

The Company's consolidated gross margin percentage decreased to 50% in fiscal 1999 from 57% in fiscal 1998, due primarily to the inclusion of the MMT unit in the consolidated operating results for the full year in 1999 as compared to one quarter in 1998. In 1999, the MMT unit's gross margin was 38% while the Branded Medical Device unit's gross margin was 57%.

SG&A expense increased $1,928,000 or 29%, from fiscal 1998 to 1999. The full year inclusion of the MMT unit accounts for approximately 73% of the overall period to period increase in SG&A expense. Since the MMT unit has less SG&A infrastructure than does the Branded Medical Device unit, SG&A as a percentage of net revenues decreased from 55% for the 1998 period to 45% for the 1999 period. The remaining SG&A increase is primarily due to increased sales and marketing costs within the Branded Medical Device unit.

R&D expense for the period increased $117,000 or 8%, between fiscal 1999 and 1998, to $1,665,000. The inclusion of the engineering and development activities of the MMT unit was the primary reason for the overall period to period increase in R&D expense. The Company continued to focus its efforts on new product development, as demonstrated through its allocation of significant resources to R&D at both its business units. The Company's 1999 product development activities included a number of projects involving new and advanced tissue formats. Also, the Company's product development efforts resulted in the filing of two patents during fiscal 1999 to protect new and proprietary technologies. One of the applications related to the manufacture and use of stent coverings formed of biological tissues, and the other pertains to the Company's new "resorbable" line of tissue implant materials. Lastly, during fiscal 1999, the MMT unit opened its Technology Development Center (TDC).

The consolidated operating loss in fiscal 1999 was reduced by $621,000 or 44%, to $794,000 from an operating loss of $1,415,000 in 1998. The MMT unit contributed $617,000 to operating income in fiscal 1999, up $555,000 from operating income of $62,000 contributed in the fourth quarter of 1998.

Other income, primarily net interest income, was $183,000 in fiscal 1999 and $746,000 in fiscal 1998. The $563,000 decrease in net interest income is related to significantly lower average cash and investment balances in fiscal 1999, primarily due to cash expenditures for the Company's stock repurchase program and the July 1998 Jerneen acquisition, and an increase in interest expense related to acquired capital equipment leases and other liabilities. The Company's loss before income taxes was $611,000 in fiscal 1999 as compared to a loss of $669,000 in fiscal 1998.

The Company recorded a benefit from income taxes of $91,000 in fiscal 1999, representing an effective tax rate of 15%, as compared to an effective tax rate of 28% in fiscal 1998. The fiscal 1999 effective tax rate is less than the statutory rates primarily due to the impact of permanent differences, including nondeductible goodwill associated with the acquisition of Jerneen, partially offset by the impact of research and experimentation credits. The decrease in the effective tax rate from fiscal 1998 to 1999 is primarily due to a lower operating loss before tax benefit combined with an increase in nondeductible goodwill in fiscal 1999 as compared to 1998.

The fiscal 1999 net loss was $520,000, or six cents per share, compared to a net loss of $483,000, or five cents per share in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $5,480,000 at October 31, 2000 as compared to $5,596,000 at October 31, 1999, a reduction of $116,000.

Operating activities provided cash of $1,042,000 in 2000 as compared to providing cash of $740,000 in 1999. Cash was provided by operations during fiscal 2000 through the combination of net income and non-cash expenses for the year, substantially offset by an increase in working capital primarily used for inventories and accounts receivable.

Investing activities used $872,000 of cash during fiscal 2000, which included $714,000 in purchases of equipment and leasehold improvements and the issuance of a collateralized note receivable of $106,000 to an unrelated party due in fiscal 2001.

Financing activities used $286,000 of cash during fiscal 2000, including cash repayments of $369,000 for capital equipment leases and other long-term obligations, offset by proceeds of $83,000 related to stock-based compensation plans. The Company has capital lease and other long-term obligations of $392,000 at October 31, 2000, requiring payments through fiscal 2004.

The Company believes existing cash and cash equivalents will be sufficient to satisfy its cash requirements for the next 12 months. This forward-looking statement, as well as the Company's long-term cash requirements, will be a function of a number of variables, including R&D priorities, acquisition opportunities and the growth and profitability of the business.

INFLATION

Management believes inflation has not had a material effect on the Company's operations or on its consolidated financial condition.

FOREIGN CURRENCY TRANSACTIONS

Substantially, all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

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

NEW ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, is required to be adopted by the Company during the quarter ended January 31, 2001. The Company does not expect the adoption of SFAS No. 133 to have a significant impact on its consolidated results of operations or financial position.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarizes certain of the SEC's views regarding revenue recognition. The provisions of SAB No. 101, as amended by SAB No. 101B, will be effective for the Company during the quarter ended October 31, 2001. The Company has preliminarily evaluated the guidance outlined in SAB Nos. 101 and 101B, and does not believe the adoption of SAB Nos. 101 and 101B will significantly impact the Company's revenue recognition practices or consolidated financial statements.

The following consolidated financial statements and related notes appears on pages 21-33 of the Company's 2000 Annual Report to Shareholders.

BIO-VASCULAR, INC.
CONSOLIDATED BALANCE SHEETS
AS OF OCTOBER 31, 2000 AND 1999
---------------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)

                                                                               2000                 1999
                                                                               ----                 ----
ASSETS
Current assets:
Cash and cash equivalents.................................................   $ 5,480              $ 5,596
Accounts receivable, net..................................................     3,561                3,123
Inventories, net..........................................................     3,926                2,576
Deferred income taxes.....................................................       216                  307
Other.....................................................................       549                  398
                                                                             -------              -------
   Total current assets...................................................    13,732               12,000

Equipment and leasehold improvements, net.................................     4,630                4,936
Goodwill and other intangible assets, net.................................     6,024                6,594
Deferred income taxes.....................................................       417                  540
                                                                             -------              -------
   Total assets...........................................................   $24,803              $24,070
                                                                             =======              =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable..........................................................   $   741              $   680
Accrued expenses..........................................................     1,754                1,551
Current maturities of long-term obligations...............................       294                  369
                                                                             -------              -------
   Total current liabilities..............................................     2,789                2,600

Capital lease obligations.................................................        15                  159
Other liabilities.........................................................       377                  527
                                                                             -------              -------
   Total liabilities......................................................     3,181                3,286
                                                                             -------              -------
Commitments (Note 7)

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $.01 par value;
   none issued or outstanding at October 31, 2000 and 1999................         -                    -
Common stock: authorized 20,000,000 shares of $.01 par value;
   issued and outstanding, 8,975,061 and 8,960,633
   at October 31, 2000 and 1999, respectively.............................        90                   90
Additional paid-in capital................................................    27,596               27,661
Unearned compensation.....................................................      (287)                (601)
Accumulated deficit.......................................................    (5,777)              (6,366)
                                                                             -------              -------
   Total shareholders' equity.............................................    21,622               20,784
                                                                             -------              -------
   Total liabilities and shareholders' equity.............................   $24,803              $24,070
                                                                             =======              =======

  The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

(in thousands, except per share data)


                                                                 2000                  1999                   1998
                                                                 -----                 ----                   ----
Net revenue.............................................    $    21,926           $    18,904            $    12,017
Cost of revenue.........................................         10,717                 9,443                  5,222
                                                            -----------           -----------            -----------
Gross margin............................................         11,209                 9,461                  6,795

Operating expenses:
Selling, general and administrative.....................          8,378                 8,590                  6,662
Research and development................................          1,952                 1,665                  1,548
                                                            -----------           -----------            -----------

Operating income (loss).................................            879                  (794)                (1,415)
Other income, net, primarily interest...................            162                   183                    746
                                                            -----------           -----------            -----------
Income (loss) before provision for (benefit from)
     income taxes.......................................          1,041                  (611)                  (669)
Provision for (benefit from) income taxes...............            452                   (91)                  (186)
                                                            -----------           -----------            -----------
Net income (loss).......................................    $       589           $      (520)           $      (483)
                                                            ===========           ===========            ===========

Basic and diluted earnings per share:
Net income (loss).......................................    $      0.07           $     (0.06)           $     (0.05)
                                                            ===========           ===========            ===========


  The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

(in thousands, except share data)                                                     Unrealized
                                                                                      Marketable
                                                              Additional  Unearned    Securities    Accumulat-
                                           Common Stock       Paid -In     Compen-      Holding        ed
                                        Shares    Par Value    Capital     sation     Gain (Loss)    Deficit       Total
                                      ----------  ----------  ---------  -----------  -----------  -----------  -----------
Balance at October 31, 1997.........  9,563,609        $ 96    $29,665        $(447)         $ 1      $(5,363)     $23,952
Stock option activity, net of tax
     benefit........................     80,760           1        248           23            -            -          272
Employee Stock Purchase Plan
     activity.......................      8,247           -         25            -            -            -           25
Employee restricted stock
     activity.......................     56,961           1        248         (135)                                   114
Non-employee restricted stock
     activity.......................          -           -          -           45            -            -           45
Stock repurchased by the Company....   (978,266)        (10)    (4,085)           -            -            -       (4,095)
Stock issued in conjunction with
     the acquisition of Jerneen.....    585,872           5      2,595            -            -            -        2,600
Net and comprehensive loss..........          -           -          -            -            -         (483)        (483)
                                      ----------  ----------  ---------  -----------  -----------  -----------  -----------
Balance at October 31, 1998.........  9,317,183          93     28,696         (514)           1       (5,846)      22,430
Stock option activity, net of tax
     benefit........................          -           -         (1)           -            -            -           (1)
Employee Stock Purchase Plan
     activity.......................     22,396           1         44            -            -            -           45
Employee restricted stock
     activity.......................    100,888           1        307         (124)                                   184
Non-employee restricted stock
     activity.......................      5,000           -         14           37            -            -           51
Stock repurchased by the Company....   (484,834)         (5)    (1,399)           -            -            -       (1,404)
Unrealized marketable securities
     holding loss, net..............          -           -          -            -           (1)           -           (1)
Net loss............................          -           -          -            -            -         (520)        (520)
Comprehensive loss..................          -           -          -            -            -            -         (521)
                                      ----------  ----------  ---------  -----------  -----------  -----------  -----------
Balance at October 31, 1999.........  8,960,633          90     27,661         (601)           -       (6,366)      20,784
Stock option activity, net of tax
     benefit........................     26,419           -         52            -            -            -           52
Employee Stock Purchase Plan
     activity.......................     26,331           1         59            -            -            -           60
Employee restricted stock
     activity.......................    (40,322)         (1)      (180)         265            -            -           84
Non-employee restricted stock
     activity.......................      2,000           -          4           49            -            -           53
Net and comprehensive income........          -           -          -            -            -          589          589
                                      ----------  ----------  ---------  -----------  -----------  -----------  -----------
Balance at October 31, 2000.........  8,975,061        $ 90    $27,596        $(287)  $        -      $(5,777)     $21,622
                                      ==========  ==========  =========  ==========-  ===========  ===========  ===========

   The accompanying notes are in integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(In thousands)

                                                                            2000          1999          1998
                                                                            ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITES:
Net income (loss)........................................................  $   589       $  (520)      $  (483)
Adjustments to reconcile income (loss) from operations
   to net cash provided by operating activities:
Depreciation and amortization of equipment
   and leasehold improvements............................................    1,040           861           494
Amortization of goodwill and other intangible assets.....................      622           748           384
Provision for uncollectible accounts.....................................       48            14            88
Provision for inventory obsolescence.....................................       23           118           179
Non-cash compensation....................................................      166           283           220
Deferred income taxes....................................................      214          (123)         (166)
Loss on disposal of equipment............................................        9             -             -
Changes in operating assets and liabilities:
Accounts receivable......................................................     (486)         (681)          139
Inventories..............................................................   (1,373)         (388)         (485)
Other current assets.....................................................      (45)          129            17
Accounts payable.........................................................       32           116          (313)
Accrued expenses.........................................................      176           225           230
Accrued income taxes.....................................................       27           (42)           18
                                                                           -------       -------       -------
   Net cash provided by operating activities.............................    1,042           740           322
                                                                           -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITES:
Purchase of equipment and leasehold improvements.........................     (714)       (1,334)         (964)
Investments in marketable securities.....................................        -          (987)       (8,675)
Proceeds upon maturity of marketable securities..........................        -         4,978        13,159
Proceeds upon sale of marketable securities..............................        -             -         2,750
Purchase of Jerneen, net of cash acquired (Note 2).......................        -           (59)       (2,816)
Investments in patents and trademarks....................................      (52)         (101)          (67)
Issuance of note receivable..............................................     (106)            -             -
                                                                           -------       -------       -------
   Net cash (used in) provided by investing activities...................     (872)        2,497         3,387
                                                                           -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITES:
Proceeds from issuance of bank note......................................        -             -           275
Repayments on bank note..................................................        -          (261)          (14)
Net proceeds related to stock-based compensation plans...................       83            (4)          236
Repurchase of the Company's common stock.................................        -        (1,404)       (4,095)
Repayment of capital lease obligations...................................     (234)         (230)          (53)
Repayments of other long-term obligations................................     (135)         (125)          (34)
Repayment of debt in conjunction with the acquisition of Jerneen.........        -             -        (2,408)
                                                                           -------       -------       -------
   Net cash used in financing activities.................................     (286)       (2,024)       (6,093)
                                                                           -------       -------       -------
NET CHANGE IN CASH AND CASH EQUIVALENTS..................................     (116)        1,213        (2,384)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................    5,596         4,383         6,767
                                                                           -------       -------       -------
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................  $ 5,480       $ 5,596       $ 4,383
                                                                           =======       =======       =======

  The accompanying notes are an integral part of the consolidated financial statements.

Bio-Vascular, Inc.
Notes to Consolidated Financial Statements


1.   BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Description:

Bio-Vascular, Inc. ("Bio-Vascular" or the "Company") is a diversified medical device company, engaged in developing, manufacturing and bringing to market products to improve the quality of human life. The Company operates through two business units: Branded Medical Devices and Jerneen Micro Medical Technologies
(MMT). The Branded Medical Device unit includes implantable biomaterials, surgical productivity tools, and licensed and distributed products for use in critical surgeries, including bariatric, thoracic, cardiac, neurological, vascular and ophthalmic surgeries. Branded Medical Devices are manufactured using the Company's patented and proprietary technologies. The Micro Medical Technologies unit specializes in custom designed engineering and manufacturing of complex precision micro-wire components for use in interventional cardiovascular and neurological devices. MMT operates through the Company's wholly owned subsidiary, Jerneen Micro Medical Technologies Inc. ("Jerneen"), which was acquired in July 1998.

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

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 2000 and 1999 consisted primarily of commercial paper and one money market fund.

Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market. On a quarterly basis, the Company compares the amount of the inventories on hand with its latest forecasted requirements to determine reserves for excess or obsolete inventories.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a 3- to 7-year life and manufacturing equipment is depreciated over a 5- to 10-year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs which do not improve or extend the useful lives of the respective assets are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Operations at the time of disposal.

Long-Lived Assets: The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill and Other Intangible Assets: Goodwill and other intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally 10 to 17 years. The Company evaluates the net realizability of goodwill and other intangible assets on an ongoing basis based on current and anticipated undiscounted cash flows.

Revenue Recognition: The Company recognizes revenue when product has been shipped to the customer if there is evidence that the customer has agreed to purchase our products, delivery and performance has occurred, the price and terms of sale are fixed and collection of the receivable is expected. The Company records estimated sales returns and other discounts based on historical trends when revenue is recognized.

Research and Development: Research and development costs are expensed as incurred.

Income Taxes: The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Temporary differences relate primarily to capital loss carryforwards, research and experimentation tax credit carryforwards, depreciation, non-compete obligations, and receivable and obsolete inventory reserves.

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

New Accounting Pronouncements: In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, is required to be adopted by the Company during the quarter ended January 31, 2001. The Company does not expect adoption of SFAS No. 133 to have a significant impact on its consolidated results of operations or financial position.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarizes certain of the SEC's views regarding revenue recognition. The provisions of SAB No. 101, as amended by SAB No. 101B, will be effective for the Company during the quarter ended October 31, 2001. The Company has preliminarily evaluated the guidance outlined in SAB Nos. 101 and 101B, and does not believe the adoption of SAB Nos. 101 and 101B will significantly impact the Company's revenue recognition practices or consolidated financial statements.

Reclassifications: Certain reclassifications have been made to the fiscal 1999 and 1998 consolidated financial statements to conform with the fiscal 2000 presentation. These reclassifications had no effect on net income (loss) or earnings (loss) per share.

2.   ACQUISITION OF BUSINESS:

On July 31, 1998, the Company completed the acquisition of Jer-Neen Manufacturing Co., Inc. of Lino Lakes, Minnesota, which was accounted for as a purchase. Pursuant to the terms of the acquisition agreement, all of the issued and outstanding shares of common stock of Jerneen were exchanged for 585,872 shares of Bio-Vascular common stock, valued at $2,600,000, and an aggregate of $1,750,000 in cash, excluding transaction costs. The Company also paid $950,000 for a 10-year non-compete agreement covering the former Jerneen shareholders. Goodwill acquired by the Company amounted to $5,200,000 and will be amortized using the straight-line method over 15 years. The Company acquired $2,400,000 of Jerneen's outstanding debt, which was paid immediately upon completion of the transaction. The remaining fair value of net assets of Jerneen acquired in the transaction totaled $1,772,000, including equipment and improvements of $2,217,000, patents of $387,000, receivables of $848,000, inventories of $381,000, less capital lease obligations of $677,000, accounts payable and accrued expenses of $713,000 and other long-term obligations of $815,000.

The acquisition occurred on July 31, 1998, therefore only the results of Jerneen's operations for the three-month period ended October 31, 1998 are included in the Company's Consolidated Statement of Operations for fiscal 1998. The Company's Consolidated Statement of Operations for fiscal 1999 and 2000 include the full year results of Jerneen's operations. In October 2000, the name Jer-Neen Manufacturing Co., Inc. was legally changed to Jerneen Micro Medical Technologies, Inc.

The following unaudited pro forma financial information reflects the combined results of the Company and Jerneen for fiscal 1998 had the acquisition occurred at the beginning of fiscal 1998:

Net revenue                              $ 16,180,000
Operating loss                             (1,158,000)
Net loss                                     (561,000)
Basic and diluted earnings per share            (0.06)

3.   SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

                                                                           2000                     1999
--------------------------------------------------------------------------------------------------------
Accounts Receivable, Net:
Trade receivables                                                      $ 3,676,000           $ 3,221,000
Less allowance for doubtful accounts                                      (115,000)              (98,000)
                                                                       ---------------------------------
                                                                       $ 3,561,000           $ 3,123,000
                                                                       =================================

Inventories, Net:
Raw materials and supplies                                             $ 1,222,000           $ 1,534,000
Work in process                                                          1,612,000               549,000
Finished goods                                                           1,389,000             1,071,000
Less reserve for inventory obsolescence                                   (297,000)             (578,000)
                                                                       ---------------------------------
                                                                       $ 3,926,000           $ 2,576,000
                                                                       =================================

Equipment and Leasehold Improvements, Net:
Furniture, fixtures, and computer equipment                            $ 1,479,000           $ 1,412,000
Manufacturing equipment                                                  3,628,000             2,934,000
Leasehold improvements                                                   1,967,000             1,929,000
Equipment in process                                                       149,000               256,000
Furniture, fixtures, and computer equipment
   under capital leases                                                    154,000               154,000
Manufacturing equipment under capital leases                               604,000               604,000
Less accumulated depreciation and leasehold
   improvement amortization                                             (3,130,000)           (2,230,000)
Less accumulated amortization of capital leases                           (221,000)             (123,000)
                                                                       ---------------------------------
                                                                       $ 4,630,000           $ 4,936,000
                                                                       =================================

Goodwill and Other Intangible Assets, Net:
Goodwill                                                               $ 6,764,000           $ 6,764,000
Patents and other intangibles                                            1,311,000             1,266,000
Non-compete agreement                                                      950,000               950,000
Less accumulated amortization                                           (3,001,000)           (2,386,000)
                                                                       ---------------------------------
                                                                       $ 6,024,000           $ 6,594,000
                                                                       =================================

Accrued Expenses:
Payroll, other employee benefits and related taxes                       $   939,000         $   827,000
Accrued income taxes                                                         266,000             239,000
Other accrued expenses                                                       549,000             485,000
                                                                         -------------------------------
                                                                         $ 1,754,000         $ 1,551,000
                                                                         ===============================

Supplemental Cash Flow Information: The Company paid interest of $102,000, $129,000 and $39,000 during fiscal 2000, 1999 and 1998, respectively. Income tax payments made by the Company totaled $241,000, $107,000 and $3,000 for the years ended October 31, 2000, 1999 and 1998, respectively. The Company recorded $29,000 and $109,000 in accounts payable at October 31, 2000 and 1999, respectively, for equipment purchases made during the years then ended.

4.   SEGMENT INFORMATION:

The Company's operations, which are based mainly in Minnesota, are comprised of two segments, "Branded Medical Device unit" and the "Jerneen Micro Medical Technologies unit," based upon the similarities of the underlying business operations and products of each. The Branded Medical Device unit develops, manufactures and markets implantable biomaterials and other devices for use in critical surgeries, including bariatric, thoracic, cardiac, neurological, vascular and ophthalmic surgeries. The Jerneen Micro Medical Technologies unit specializes in custom designed engineering and manufacturing of complex precision micro-wire components for use in interventional cardiovascular and neurological devices. The Company evaluates the performance of its business segments and allocates resources to them based upon their respective current or future earnings contribution to the consolidated earnings of the Company or based on the segment's product research and development efforts in process at that time. Information for the business segments for fiscal years 2000, 1999 and 1998 is presented in the table below:

                                            2000           1999           1998
------------------------------------------------------------------------------
Net revenue
  Branded Medical Devices           $ 13,189,000   $ 11,681,000   $ 10,620,000
  Micro Medical Technologies           8,737,000      7,223,000      1,397,000
                                    ------------------------------------------
     Total                            21,926,000     18,904,000     12,017,000

Operating income (loss)
  Branded Medical Devices                702,000     (1,411,000)    (1,477,000)
  Micro Medical Technologies             177,000        617,000         62,000
                                    ------------------------------------------
     Total                               879,000       (794,000)    (1,415,000)

Depreciation and amortization
  Branded Medical Devices                668,000        784,000        690,000
  Micro Medical Technologies             994,000        825,000        188,000
                                    ------------------------------------------
     Total                             1,662,000      1,609,000        878,000

Capital expenditures
  Branded Medical Devices                215,000        443,000        848,000
  Micro Medical Technologies             528,000      1,000,000        116,000
                                    ------------------------------------------
     Total                               743,000      1,443,000        964,000

Identifiable assets
  Branded Medical Devices                        17,806,000     16,704,000     16,114,000
  Micro Medical Technologies                      6,997,000      7,366,000      9,868,000
                                            ---------------------------------------------
     Total                                       24,803,000     24,070,000     25,982,000
                                            =============================================

See note 11 - Major Customers and Net Revenue by Geographic Area, for additional information regarding concentrations.

5.   INCOME TAXES:

Provision for (Benefit from) Income Taxes:

                                                       2000           1999           1998
-----------------------------------------------------------------------------------------
Current:
Federal                                     $       215,000   $     21,000    $   (22,000)
State                                                23,000         11,000          2,000
                                            ---------------------------------------------
                                                    238,000         32,000        (20,000)
                                            ---------------------------------------------

Deferred:
Federal                                             207,000       (101,000)      (143,000)
State                                                 7,000        (22,000)       (23,000)
                                            ---------------------------------------------
                                                    214,000       (123,000)      (166,000)
                                            =============================================
Total                                       $       452,000   $    (91,000)   $  (186,000)
                                            ---------------------------------------------

Reconciliation of Effective Income Tax Rate:

                                                       2000           1999           1998
-----------------------------------------------------------------------------------------
Income (loss) before
  income taxes                              $     1,041,000   $   (611,000)   $  (669,000)
                                            ---------------------------------------------
Statutory federal rate                              354,000       (208,000)      (227,000)
State taxes, net of
  federal benefit                                    20,000         (7,000)       (14,000)
Permanent differences                               145,000        194,000        101,000
Research and
  experimentation credits                           (60,000)       (65,000)       (45,000)
Other, net                                           (7,000)        (5,000)        (1,000)
                                            ---------------------------------------------
Provision for (benefit from)
  income taxes                              $       452,000   $    (91,000)   $  (186,000)
                                            =============================================

Components of Deferred Tax Assets (Liabilities):

                                     2000        1999        1998
-----------------------------------------------------------------
Inventory reserve               $ 109,000   $ 213,000   $ 173,000
Other, net                        107,000      94,000      47,000
                                ---------------------------------
  Net current deferred
     tax assets                   216,000     307,000     220,000

Credit carryforwards              444,000     417,000     325,000
Operating loss carryforwards            -     165,000     228,000
Capital loss carryforwards        143,000     143,000     141,000
Depreciation                     (210,000)   (238,000)   (220,000)
Non-compete obligation            248,000     247,000     240,000
Other, net                        (65,000)    (51,000)    (69,000)
Less valuation allowance         (143,000)   (143,000)   (141,000)
                                ---------------------------------
  Net long-term deferred
     tax assets                   417,000     540,000     504,000
                                ---------------------------------
Net deferred tax assets         $ 633,000   $ 847,000   $ 724,000
                                =================================

A tax benefit of $8,000 and $12,000 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 1999 and 1998, respectively. There was no tax benefit related to the exercise of stock options during fiscal 2000.

In conjunction with the acquisition of Jerneen in fiscal 1998, the Company acquired net deferred tax assets of $31,000.

The valuation allowance relates solely to capital loss carryforwards, which have been determined to be unrealizable. Credit carryforwards expire from 2009 to 2015. Management expects to fully utilize its remaining net deferred tax assets against future taxable income.

6.   CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following at October 31:

                                                 2000        1999
-----------------------------------------------------------------
Capital leases                              $ 159,000   $ 393,000
Contractual obligations to landlord           176,000     245,000
Contractual obligation to former
  shareholder of Jerneen                      351,000     417,000
                                            ---------------------
                                              686,000   1,055,000
Less current portion                          294,000    (369,000)
                                            ---------------------
                                            $ 392,000   $ 686,000
                                            =====================

The Company is the lessee of certain machinery and equipment under capital lease obligations expiring through 2002. The assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service.

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

Aggregate maturities of capital leases and long-term obligations are as follows:

Year Ending October 31
--------------------------------------------------------------------------------
2001                                                                  $  294,000
2002                                                                     181,000
2003                                                                     107,000
2004                                                                     104,000
                                                                      ----------
                                                                      $  686,000
                                                                      ==========


7. COMMITMENTS:

Operating Leases: The Company is committed under non-cancellable operating leases for the rental of its office and production facilities. At October 31, 2000, the remaining terms on the leases range from two to five years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $597,000, $525,000 and $458,000 for the years ended October 31, 2000, 1999 and 1998, respectively.

As of October 31, 2000, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancellable operating leases are as follows:

Year Ending October 31
--------------------------------------------------------------------------------
2001                                                                  $  458,000
2002                                                                     421,000
2003                                                                     310,000
2004                                                                     270,000
2005                                                                     191,000
                                                                      ----------
                                                                      $1,650,000
                                                                      ==========

Royalties: In connection with the acquisition of product licenses and product manufacturing rights, the Company is obligated for the payment of royalties as follows:
  . 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.
  .  3% of the net sales of the Bio-Vascular Probe through 2001.

Royalty expense was approximately $204,000, $185,000 and $203,000 for the years ended October 31, 2000, 1999 and 1998, respectively, and is included in cost of revenue.

8.  SHAREHOLDERS' EQUITY:

Authorized Shares: The Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Stock Repurchase Plan: In fiscal 1997, the Company's Board of Directors adopted a stock repurchase plan (the "Plan") and authorized the purchase of up to 500,000 shares of its common stock. During fiscal 1998, the Company's Board of Directors amended the Plan to authorize the repurchase of up to 1,500,000 common shares. During fiscal 1999, the Company completed its repurchase of 1,500,000 shares of its common stock for an aggregate cash outlay of $5,649,000 since the inception of the Plan.

Shareholder Rights Plan: In June 1996, the Company's Board of Directors declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the Company's common stock on July 15, 1996. The Company also entered into a Rights Agreement governing the terms of the Rights, and each share of common stock issued subsequent to July 15, 1996 has been issued with an attached Right pursuant to the terms of the Rights Agreement.

Upon exercise, each Right entitles the holder thereof to purchase one-tenth of a share of common stock at a purchase price currently set at $6.00 per share, subject to adjustment to reflect the value of the Company following the spin-off of Vital Images, Inc. Upon the occurrence of certain events in connection with:
(i) a person or group acquiring 15% or more of the Company's outstanding common stock; (ii) a third party announcing an offer to purchase a 15% or greater stake in the Company; or (iii) the Board of Directors declaring a person to be an "adverse person" based upon such person being a holder of 10% or more of the Company's outstanding stock and the Board's belief that such person's shares were acquired for short-term financial gain or that the shareholder might otherwise adversely affect the Company's business or prospects, the Rights become exercisable and entitle each holder thereof (other than the acquiring person or "adverse person") to purchase, for a price equal to 10 times the then-current purchase price of the Right, shares of common stock (or other securities of the Company) or equity securities of the acquiring company, as the case may be, having a market value equal to twenty times the then-current purchase price of the Right. In general, the Company is entitled to redeem the Rights in whole at a price of $.001 per Right (payable in cash, stock, or other consideration deemed appropriate by the Board of Directors) prior to the first to occur of any such events. Each Right will expire on June 11, 2006, if not previously redeemed or exercised.

Stock-Based Compensation: The Company has various stock award and stock option plans and an employee stock purchase plan ("ESPP"). Under the stock award and stock option plans, the Company is authorized to grant up to 1,941,836 shares of its common stock for issuance under these plans. At October 31, 2000, 432,543 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its employees. At October 31, 2000, a total of 228,121 shares remained available for grant under the ESPP.

The Company has also reserved 147,290 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

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

Stock Awards: Under certain compensation agreements, an arrangement which provides for awards of common stock to key management was adopted in 1992.
These awards of common stock are subject to forfeiture if employment terminates prior to the end of the prescribed periods. Vesting periods range from one to five years. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. As part of these same compensation agreements, the Company agreed to buy back the number of shares which would allow the employees to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 13,941, 10,831 and 7,911 during 2000, 1999 and 1998, respectively. Stock awards granted to employees is summarized as follows:

                                Unearned Stock Awards     Market Value
                                ---------------------
                                  Balance      Shares       at Grant
--------------------------------------------------------------------------
Balance at October 31, 1997     $ 288,000      55,072    $4.25   -  $14.00
Granted                           428,000      99,548     3.50   -    5.13
Earned                           (142,000)    (27,937)    3.50   -   14.00
Cancelled / Forfeited            (151,000)    (34,676)    3.69   -    4.75
--------------------------------------------------------------------------
Balance at October 31, 1998       423,000      92,007     3.50   -   14.00
Granted                           424,000     124,351     2.69   -    3.63
Earned                           (231,000)    (53,464)    2.69   -   14.00
Cancelled / Forfeited             (70,000)    (12,632)    4.05   -   11.88
--------------------------------------------------------------------------
Balance at October 31, 1999       546,000     150,262     2.69   -    5.13
Granted                            42,000      15,697     2.09   -    4.44
Earned                           (183,000)    (48,544)    2.59   -    5.13
Cancelled / Forfeited            (124,000)    (42,078)    2.09   -    5.06
--------------------------------------------------------------------------
Balance at October 31, 2000     $ 281,000      75,337    $2.69   -  $ 5.13
==========================================================================

Shares of common stock have also been awarded to certain medical professionals as compensation for services provided in the Company's product development activities. These awards vest in accordance with the service agreement and totaled 5,000 shares granted in 1999 and 6,000 shares in 2000. There were no such awards in 1998.

The weighted average market value at grant date for stock awards was $3.61, $3.20 and $4.29 for 2000, 1999 and 1998, respectively.

Stock Options: The exercise price of each stock option generally equals 100% of the market price of the Company's stock on the date of grant and has a maximum term of up to 10 years. Employee option grants generally vest ratably over one to five years, while options granted to non-employee directors of the Company generally vest ratably over three years. A summary of the status of the Company's stock options for the years ended October 31 is as follows:

                                  2000                 1999                1998
---------------------------------------------------------------------------------------------------
                                          Weighted              Weighted              Weighted
                                          Average               Average               Average
                                          Exercise              Exercise              Exercise
                                 Shares    Price     Shares      Price     Shares      Price
----------------------------------------------------------------------------------------------
Outstanding at
  beginning of year           1,371,804      $4.51  1,221,539      $4.82  1,305,106      $5.43
Granted                         148,402       3.97    296,936       3.44    463,989       4.50
Exercised                       (26,419)      3.43          -          -    (80,760)      2.91
Cancelled                      (264,270)      4.15   (146,671)      5.25   (466,796)      6.52
                              ----------------------------------------------------------------
Outstanding at end of year    1,229,517       4.54  1,371,804       4.51  1,221,539       4.82
                              ----------------------------------------------------------------
Options exercisable at
  end of year                   792,348       4.72    769,883       4.74    669,920       4.99
                              ================================================================

The following table summarizes information about stock options outstanding at October 31, 2000:

                                                                                    Weighted
                                                          Weighted                   Average
                                              Weighted    Average                   Exercise
                                 Number of    Average    Remaining     Number of    Price of
                                  Options     Exercise  Contractual     Options    Exercisable
            Range of Prices     Outstanding    Price    Life (years)  Exercisable    Options
--------------------------------------------------------------------------------------------
       $ 1.87    -    $ 3.25      245,579     $2.74         4.15        154,026        $2.68
         3.31    -      4.25      289,859      3.76         4.39        196,805         3.77
         4.38    -      5.00      437,927      4.69         6.02        228,974         4.60
         5.05    -      7.54      173,223      5.83         3.93        129,614         6.05
         8.63    -     12.21       82,929      9.10         3.42         82,929         9.10
--------------------------------------------------------------------------------------------
       $ 1.87    -    $12.21    1,229,517     $4.54         4.79        792,348        $4.72
============================================================================================

Employee Stock Purchase Plan: The Company sponsors an employee stock purchase plan under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deduction. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 26,331, 22,396 and 8,247 shares purchased through the Plan in 2000, 1999 and 1998, respectively.

For the year ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:

                          2000      1999      1998
--------------------------------------------------
Employee              $183,000  $209,000  $135,000
Non-employee            15,000    74,000    85,000
                      ----------------------------
Total                 $198,000  $283,000  $220,000
                      ============================

FAS No. 123 Disclosure: Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net income (loss) and income
(loss) per share would have changed to the pro forma amounts indicated below:

                                 2000          1999         1998
------------------------------------------------------------------
Net Income (Loss)
  As reported                $ 589,000   $  (520,000)  $  (483,000)
  Pro forma                    292,000    (1,128,000)     (946,000)
Basic and Diluted Income
  (Loss) Per Share
  As reported                     0.07         (0.06)        (0.05)
  Pro forma                       0.03         (0.12)        (0.10)

The pro forma information includes stock options granted and purchases under the ESPP in 2000, 1999 and 1998. The weighted average fair value per option granted during 2000, 1999 and 1998 was $0.86, $0.76 and $1.40, respectively, for the ESPP and $3.33, $1.98 and $3.04, respectively, for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options was based on the 15% purchase discount. The fair value of all other options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                            2000         1999         1998
--------------------------------------------------------------------------
Expected option term                   5.0 years    5.0 years    6.4 years
Expected volatility factor                   81%          67%          69%
Expected dividend yield                       0%           0%           0%
Risk-free interest rate                    6.26%        5.17%        5.73%

9.  EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted shares outstanding for the years ended October 31:

                                         2000        1999         1998
Numerator:
Net income (loss)                  $  589,000  $ (520,000)  $ (483,000)
Denominator:
Denominator for basic
  earnings per share -
  weighted average
  common shares                     8,906,678   9,025,823    9,228,265
Effect of dilutive securities:
Shares associated with
  deferred compensation                75,337           -            -
Shares associated with
  option plans                         59,436           -            -
Dilutive potential common
  shares                              134,773           -            -
Denominator for diluted
  earnings per share -
  weighted average common
  shares and dilutive potential
  common shares                     9,041,451   9,025,823    9,228,265

In fiscal 1999 and 1998, none of the options outstanding or unearned restricted stock awards were included in the computation of diluted earnings per share for the year then ended because the Company had incurred net losses during those periods and the inclusion of the options and awards would have been anti-dilutive.

10. EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan: The Company sponsors salary reduction plans for all employees which qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. The Company has made no contributions to the plans since inception.

11.  MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area:

                                         2000         1999         1998
Percent of Accounts Receivable
by Significant Customers
A.                                        24%          16%          13%
B.                                        16%          19%           9%
C.                                         9%          12%          11%
D.                                         7%           9%          11%
Percent of Net Revenues
by Significant Customers
A.                                        22%          25%           6%
B.                                        16%          16%          16%
C.                                         9%           9%          12%
D.                                         7%           8%          11%
International Net Revenues
by Geographic Area
Europe                            $2,198,000   $2,052,000   $1,531,000
Asia and Pacific region              761,000      552,000      825,000
Canada                               310,000      278,000      217,000
Other                                119,000      183,000       56,000
Total                             $3,388,000   $3,065,000   $2,629,000
Percent of total net revenue              15%          16%          22%

The Company does not require collateral from its customers to support their accounts receivable. Customer A is a customer of the Micro Medical Technologies unit and B, C and D are customers of the Branded Medical Device unit. The Company's international revenues are primarily generated from the Branded Medical Device unit. All of the Company's long-lived assets are located in the United States.

The following report appears on page 34 of the Company's 2000 Annual Report to Shareholders.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Bio-Vascular, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income and shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Bio-Vascular, Inc., and its subsidiary at October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Bio-Vascular, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PriceWaterhouseCoopers LLP

Minneapolis, Minnesota
December 1, 2000

The following information appears on page 34 of the Company's 2000 Annual Report to Shareholders.

                     BIO-VASCULAR, INC. QUARTERLY RESULTS

     --------------------------------------------------------------------------------------------------
                                               First           Second          Third           Fourth
     Fiscal 2000 (unaudited)                  Quarter          Quarter        Quarter         Quarter
     --------------------------------------------------------------------------------------------------
     Net revenue                             $4,382,000      $5,343,000      $6,354,000      $5,847,000
     Gross margin                             2,358,000       2,640,000       3,206,000       3,005,000
     Operating income (loss)                   (287,000)       (108,000)        692,000         582,000
     Net income (loss)                         (129,000)        (38,000)        402,000         354,000
     Net income (loss) per share                  (0.01)          (0.00)           0.04            0.04
     --------------------------------------------------------------------------------------------------

     Fiscal 1999 (unaudited)
     --------------------------------------------------------------------------------------------------
     Net revenue                             $3,829,000      $4,893,000      $5,169,000      $5,013,000
     Gross margin                             1,917,000       2,497,000       2,584,000       2,463,000
     Operating income (loss)                   (441,000)       (291,000)         23,000         (85,000)
     Net income (loss)                         (318,000)       (202,000)         42,000         (42,000)
     Net income (loss) per share                  (0.03)          (0.02)           0.00           (0.00)
     --------------------------------------------------------------------------------------------------

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


-----------------------------------------------------------------------------------------------------------
                                                              2000                            1999
-----------------------------------------------------------------------------------------------------------
Quarter Ended                                          High            Low            High            Low
-----------------------------------------------------------------------------------------------------------
January 31                                             $3.125         $2.000          $4.375         $3.125
April 30                                                8.188          2.688           3.375          2.375
July 31                                                 5.063          2.938           3.719          2.438
October 31                                              5.250          3.938           3.281          2.250
-----------------------------------------------------------------------------------------------------------

Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2000, there were approximately 4,200 beneficial owners and 1,000 registered shareholders of the Company's common stock.

The following information appears on page 3 of the Company's 2000 Annual Report to Shareholders.

Bio-Vascular, Inc.
Financial Highlights Schedule for Annual Report Disclosure

Summary Statements of Operations Data:

For the Year Ended October 31                   2000           1999          1998         1997          1996
-----------------------------                   ----           ----          ----         ----          ----
(in thousands, except per share data)
Net revenue                                    $ 21,926       $ 18,904     $ 12,017      $ 9,694       $ 10,125

Gross margin                                     11,209          9,461        6,795        5,727          6,682

Operating income (loss)                             879           (794)      (1,415)      (1,305)           571

Net income (loss)                                   589           (520)        (483)        (604)         1,219

Net income (loss) per share:
     Basic                                         0.07          (0.06)       (0.05)       (0.06)          0.13
     Diluted                                       0.07          (0.06)       (0.05)       (0.06)          0.12

Weighted average shares outstanding:
     Basic                                        8,907          9,026        9,228        9,499          9,387
     Diluted                                      9,041          9,026        9,228        9,499          9,876

The above information includes the Company's acquisition of Jerneen in July 1998 and excludes discontinued operations in connection with the 1997 spin-off of Vital Images, Inc. Earnings per share amounts have been presented for all years pursuant to the provisions of Statement of Financial Accounting Stardard No. 128, Earnings Per Share; see Note 9 to the financial statements.

Summary Balance Sheet Data:
(in thousands)
At October 31                                 2000           1999          1998         1997          1996
-------------                                 ----           ----          ----         ----          ----
Working capital                                $ 10,943        $ 9,400     $ 11,386     $ 16,906       $ 22,107

Total assets                                     24,803         24,070       25,982       25,134         37,881

Long-term obligations                               392            686        1,055            -              -

Shareholders' equity                             21,622         20,784       22,430       23,952         35,221

In connection with the 1997 spin-off of Vital Images, Inc. Shareholders' Equity was reduced by $10,124,000, which represents the contribution of cash and investments plus the carrying value of Vital Images' net assets.