Form 10-K405, Exhibit 13
period 2001-10-31
BIO VASCULAR INC
filed 2002-01-28
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 16-20 of the Company's 2001 Annual Report to Shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
- --------------------------------------------------------------------------
OPERATIONS
- ----------

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

     OVERVIEW

     Bio-Vascular, Inc. (the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products to improve the quality of human life. The Company's businesses provide medical devices for the surgical and interventional treatment of disease. Bio-Vascular's implantable biomaterials products offer biocompatible solutions to reduce risks of critical surgeries, leading to better patient outcomes and lower costs. The Micro Companies Alliance (MCA) subsidiary serves the niche market of microsurgery, and its products are used across several surgical specialties. Bio-Vascular's Synovis Interventional Solutions (Synovis IS) subsidiary (formerly Jerneen Micro Medical Technologies) custom designs, develops and manufactures complex micro-wire forms that are used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures.

     During fiscal 2001, the Company continued to grow its revenues, operating income, earnings per share and operating cash flow, building on the momentum from its growth and turn to profitability in fiscal 2000. The Company's consolidated net revenues have steadily grown from $9.8 million in fiscal 1997 to $28.5 million in fiscal 2001, representing an increase of 191% during those years. Over that same five-year period, the Company's consolidated operating cash flows have changed from a use of cash of $810,000 in fiscal 1997 to cash provided by operating activities of more than $3.6 million in fiscal 2001.

     The Company has continued to focus on its strategy for growth by identifying new opportunities to grow through acquisition, licensing and distribution, expansion of markets for its current products, and internal new product research and development activities. The following are a few of the fiscal 2001 highlights which demonstrate the Company's dedication to this growth strategy.

     In fiscal 2001, the Company was successful at creating greater awareness in the medical community about the risk reducing advantages of using the Company's Peri-Strips(R) product in gastric bypass surgery, a surgical treatment for morbid obesity. Sales of Peri-Strips in the United States grew at quarterly rates in fiscal 2001 over the prior year quarters of 59%, 56%, 69% and 75%, respectively, with worldwide Peri-Strips revenues up 50% in the current year.

     The interventional business, through the Company's subsidiary Synovis IS, increased net revenue by 46% in fiscal 2001 building upon the fiscal 2000 net revenue growth of 21%. We believe Synovis IS' Technology Development Center is establishing a reputation as a high quality design and engineering resource for product development, and has become a source of direct revenues as well as a conduit for manufacturing revenue. Additionally, the interventional business has begun to employ its own technology and knowledge to develop interventional devices to offer to its customers, further leveraging the potential of Synovis IS' design and engineering capabilities.

     In July 2001, the Company acquired Micro Companies Alliance, Inc. (formerly Medical Companies Alliance, Inc.), a Birmingham, Alabama, company which provides products to the niche market of microsurgery. MCA's surgical products include the Microvascular Anastomotic Coupler, a patented technology for connecting small arteries and/or veins faster, easier and as effectively as conventional suturing. The Company believes that the addition of MCA's business broadens the Company's participation in the medical device industry and increases the Company's immediate and long-term revenue potential.

     Lastly, in November 2001, the Company was granted a U.S. patent for Veritas(TM) Collagen Matrix, the Company's remodelable biomaterial. Veritas provides a scaffolding upon which the body lays down its own cells and develops a blood supply in the new tissue, effectively "remodeling" the implant. The Company's Veritas urethral sling, an implanted device for the treatment of stress urinary incontinence, is the Company's first remodelable biomaterial product and is being sold in the United States with the full market launch planned for mid-calendar 2002.

     For fiscal 2002, the Company will continue to advance its growth strategy by further capitalizing on all of our fiscal 2001 accomplishments, while identifying new opportunities that will support our growth into future years.

     RESULTS OF OPERATIONS

     Years Ended October 31, 2001 and 2000

     Consolidated net revenue increased 29% during fiscal 2001 to $28,535,000 from net revenue of $22,098,000 in fiscal 2000. The Company's consolidated net income increased more than $1,100,000 during fiscal 2001 to $1,755,000, or 19 cents per diluted share, from net income of $589,000, or seven cents per share, in fiscal 2000. Cash flows from operating activities increased $2,598,000, or 249%, to $3,640,000 in fiscal 2001 from operating cash flows of $1,042,000 generated in the prior year.

     The Company's interventional business' fiscal 2001 net revenue increased 46% to $12,798,000 from $8,753,000 in fiscal 2000. The increase in the interventional business' sales during fiscal 2001 is primarily due to increased sales orders from new and existing customers in addition to revenues generated from the business' design and engineering services.

     The Company's surgical device business net revenue during fiscal 2001, which includes revenues since the acquisition of MCA in July 2001, increased $2,392,000, or 18%, to $15,737,000 from net revenue of $13,345,000 generated in fiscal 2000. The surgical business experienced revenue increases across all product groups during fiscal 2001. During fiscal 2001, worldwide revenue from Peri-Strips increased 50%, driven by a 66% increase in domestic Peri-Strips sales during fiscal 2001. The significant increase in U.S. Peri-Strips sales during fiscal 2001 is believed to be due to the growing use of the product in gastric bypass procedures, a surgical treatment for morbid obesity. Morbid obesity is a condition in which an individual's body weight is so excessive it threatens normal functions, such as respiration, and places them at risk for serious medical complications including heart disease, diabetes and orthopedic problems. The use of Peri-Strips in gastric bypass procedures reduces costs associated with staple-line complications by providing integrity to the staple line and helps ensure good clinical outcomes. Management believes the demonstrated efficacy and increased public awareness of this surgical procedure will generate future growth in the number of these procedures performed.

     The Company's consolidated gross margin percentage decreased to 49% during fiscal 2001 from 51% in fiscal 2000. This decrease is primarily attributable to business unit sales mix in the comparative periods, as the interventional business generated a greater portion of the Company's consolidated revenues in fiscal 2001 with a gross margin percentage that is lower than the surgical device business. The Company expects the consolidated gross margin percentage to increase in fiscal 2002 as a direct result of increased sales volume. This forward-looking statement is influenced primarily by the Company's current estimate of standard costs and production forecasts and would be impacted by significant increases or decreases in production volumes of the Company's products, by material changes in the Company's product mix and by the accuracy of the Company's estimates of standard costs and other manufacturing costs.

     Consolidated selling, general and administrative (SG&A) expense during fiscal 2001 increased $1,411,000, or 17%, to $9,789,000 from $8,378,000 in fiscal 2000, but declined as a percentage of net revenue from 38% in fiscal 2000 to 34% in fiscal 2001 as a result of higher revenue levels combined with a comparatively smaller increase in SG&A spending during fiscal 2001.

     Consolidated research and development (R&D) expense for fiscal 2001 was $1,560,000, a decrease of $392,000, or 20%, from the fiscal 2000 expense of $1,952,000. The decrease in current year consolidated R&D expense largely reflects a 41% reduction in surgical business' R&D expense compared to the prior year as a result of significant expenses incurred during fiscal 2000 for the animal studies related to the sling product, combined with the current year transition to a smaller, more focused R&D staff. Offsetting this decrease, the interventional business' R&D expense increased 39% to $705,000 during fiscal 2001 due mainly to the segment's expanded investment in engineering and development personnel. The Company's consolidated R&D expense is expected to fluctuate year to year based on the timing of projects. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and the timing of those costs for each project.

     The Company's consolidated operating income for fiscal 2001 was $2,626,000, representing an increase of $1,747,000, or 199%, from operating income of $879,000 generated in fiscal 2000. The surgical device business' fiscal 2001 operating income increased $951,000, or 135%, to $1,653,000 from $702,000 in the prior year, while the interventional business' operating income increased $796,000, or 450%, to $973,000 in fiscal 2001 from $177,000 in fiscal 2000. The
Company's consolidated income before income taxes was $2,783,000 in fiscal 2001 as compared to income before income taxes of $1,041,000 in fiscal 2000.

     The Company recorded a provision for income taxes of $1,028,000 in fiscal 2001, at an effective tax rate of 37%, as compared to a provision for income taxes of $452,000, at an effective tax rate of 43% in fiscal 2000. The decrease in the effective tax rate in fiscal 2001 from fiscal 2000 is primarily due to the decreased impact of permanent differences on the Company's increased pre-tax income level, combined with a tax benefit generated from the Company's activation of its foreign sales corporation in fiscal 2001. As of October 31, 2001, the Company has recorded $217,000 of deferred tax assets related to certain credit carryforwards, including research and experimentation credits, $223,000 in net current deferred tax assets and $4,000 in other net long-term deferred tax assets. The Company expects to fully apply its net deferred tax assets against future taxable income.

     The Company's consolidated net income increased to $1,755,000, or 19 cents per diluted share in fiscal 2001, from net income of $589,000, or seven cents per share in fiscal 2000.

     Years Ended October 31, 2000 and 1999

     Consolidated net revenue in fiscal 2000 increased to $22,098,000, an increase of $3,043,000 from $19,055,000 reported during fiscal 1999. The surgical device business' net revenue for fiscal 2000 increased $1,522,000, or 13%, to $13,345,000 from $11,823,000 for fiscal 1999. The interventional business contributed net revenue of $8,753,000 in fiscal 2000, up $1,521,000, or 21%, from fiscal 1999 revenues of $7,232,000. The combined 16% net revenue growth from these business segments is primarily attributable to increased sales unit volume due in part to the new indications for existing surgical devices, new surgical device introductions and the expansion of the interventional business' design, engineering and manufacturing customer base.

     The surgical device business experienced revenue gains from all major product lines during fiscal 2000. Revenue from the Tissue-Guard(TM) product line increased to $5,857,000 during fiscal 2000, reflecting a 12% increase over fiscal 1999, led by sales of Dura-Guard(R) and Vascu-Guard(R). Revenue from Peri-Strips and Peri-Strips Dry(R) increased 12% to $3,509,000 in fiscal 2000 from $3,125,000 in fiscal 1999, due in part to the February 2000 FDA clearance for use of the product in the bariatric surgical procedure of gastric bypass. Sales of Surgical Tools, including the new Neuro Dissection Set, for fiscal 2000 increased $475,000, or 19%, to $3,035,000 from $2,560,000 in fiscal 1999.

         The Company's consolidated gross margin percentage of 51% in fiscal 2000 is slightly higher than the fiscal 1999 margin of 50%, primarily due to gross margin improvements at the surgical device business unit. The surgical business' gross margin percentage increased six percentage points to 63% as a result of the incremental sales volume combined with the effective management of operations-related spending levels and production activities. The interventional business' gross margin percentage decreased to 31% in fiscal 2000 from 38% in fiscal 1999. The decrease in the interventional business' gross margin during the year is due to pricing considerations and the assumption of the precious metal component of product production in fiscal 2000. Under the precious metal handling agreements with key customers, the interventional business agreed to purchase critical precious metals on behalf of certain customers for use in the manufacturing of products for which Synovis IS is paid a handling fee for the incremental personnel and working capital resource commitments it is undertaking. Although the impact of the precious metal component of production is a reduction in the gross margin percentage, the substance of the transactions adds positive incremental dollars to the gross margin of the interventional business.

         SG&A expense decreased $212,000, or 2%, to $8,378,000 in fiscal 2000 from $8,590,000 in fiscal 1999, which is primarily attributable to excellent expense management within the surgical device business. Decreased spending on external costs to assert a reversal of HCFA's lung volume reduction surgery non-coverage decision and direct marketing materials presenting the surgical device business' new corporate logo and image (introduced in fiscal 1999), in addition to the full amortization of goodwill associated with product rights as of October 31, 1999, contributed to an overall decrease in the surgical device business' SG&A expense of $437,000, or 6%, to $6,323,000 in fiscal 2000 from $6,760,000 in fiscal 1999. The interventional business' SG&A expense during fiscal 2000 increased $226,000, or 12%, to $2,055,000, due primarily to a termination charge associated with an employment contract. As a direct result of incremental sales volume combined with the excellent expense management in the surgical products business in fiscal 2000, SG&A expense as a percentage of net revenue decreased seven percentage points to 38% in fiscal 2000 from 45% in fiscal 1999.

         R&D expense in fiscal 2000 was $1,952,000, an increase of $287,000, or 17%, from the fiscal 1999 expense of $1,665,000. The Company continued its growth and opportunity-creation strategy, as demonstrated through the dedication of significant resources to R&D, to both business segments. The increase in R&D expense in fiscal 2000 over 1999 reflects the surgical business' continued investment in pre-clinical feasibility studies for new products in development, and the interventional business' continued investment in the growth of design and engineering services offered through its technology development center.

         The Company's consolidated operating income increased by more than $1,670,000 during fiscal 2000, improving from an operating loss of $794,000 in fiscal 1999 to operating income of $879,000 during fiscal 2000. This move to operating income in fiscal 2000 reflects an increase of more than $2,100,000 in operating income from the surgical business, which improved from an operating loss of $1,411,000 in fiscal 1999 to operating income of $702,000 in fiscal 2000. Offsetting this positive income change, the interventional business' operating income decreased to $177,000 in fiscal 2000 from $617,000 in fiscal 1999.

     Other income, primarily interest income, was $162,000 in fiscal 2000 and $183,000 in fiscal 1999. The decrease in net interest income is related to lower average cash and investment balances in fiscal 2000 as compared to fiscal 1999, primarily due to cash expenditures for the Company's stock repurchase program (which was completed as of October 31, 1999), purchases of equipment and leasehold improvements and repayments of long-term obligations. The Company's net income before income taxes was $1,041,000 in fiscal 2000 as compared to a loss of $611,000 in fiscal 1999.

     The Company recorded a provision for income taxes of $452,000 in fiscal 2000, representing an effective tax rate of 43%, as compared to a benefit from income taxes of $91,000 at an effective tax rate of 15% in fiscal 1999. The fiscal 2000 effective tax rate is higher than the statutory rates due to the impact of permanent differences, including nondeductible goodwill associated with the acquisition of Synovis IS, partially offset by the impact of research and experimentation credits. As a result of the magnitude of its pre-tax income in fiscal 2000, the Company fully applied its net operating loss carryforwards as of October 31, 1999 against net taxable income in fiscal 2000.

     The Company's consolidated net income was $589,000, or seven cents per diluted share in fiscal 2000, as compared to a net loss of $520,000, or six cents per share in fiscal 1999.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents were $7,090,000 at October 31, 2001, as compared to $5,480,000 at October 31, 2000, an increase of $1,610,000.

     Operating activities provided cash of $3,640,000 during fiscal 2001, as compared to providing cash of $1,042,000 during fiscal 2000. Cash was provided by operations during fiscal 2001 through the combination of net income and non-cash expenses, partially offset by a net increase in working capital primarily used for accounts receivable and inventories.

     Investing activities used $1,861,000 of cash during fiscal 2001, which included $1,365,000 in purchases of equipment and leasehold improvements and $502,000 used for the acquisition of MCA, net of cash acquired.

     Financing activities used $169,000 of cash during fiscal 2001, which consisted of $294,000 in cash repayments of capital equipment lease and other long-term obligations and $177,000 in cash payments to reduce MCA's outstanding obligations, offset by proceeds of $302,000 received in connection with the Company's stock-based compensation plans. The Company had long-term obligations of $210,000 at October 31, 2001, requiring payments through 2004.

     The Company believes existing cash and investments will be sufficient to satisfy its cash requirements for the next 12 months. This forward-looking statement, as well as the Company's long-term cash requirements, will be a function of a number of variables, including research and development priorities, acquisition opportunities and the growth and profitability of the business.

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

     NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales. SFAS No. 133, as amended by SFAS No. 138, was adopted by the Company during fiscal 2001, and did not impact its consolidated results of operations or financial position.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarizes certain of the SEC's views regarding revenue recognition. The provisions of SAB No. 101, as amended by SAB No. 101B, was adopted by the Company during fiscal 2001 and did not significantly impact the Company's revenue recognition practices or consolidated financial statements.

     In fiscal 2001, the Company adopted Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Costs. EITF 00-10 requires all amounts billed to customers in a sales transaction related to shipping and handling to be classified as net revenue. The Company records costs related to shipping and handling in cost of revenue. Prior period net revenue and cost of revenue have been adjusted for this reclassification of shipping and handling revenue, which had no effect on previously reported net income (loss).

     In July 2001, the FASB issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets (the Statements). The Company is required to apply SFAS Nos. 141 and 142 to all business combinations entered into after June 30, 2001. The Company adopted the provisions of SFAS No. 141 and is currently assessing the impact of SFAS No. 142 on its operating results and financial condition.

         SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and all acquisitions dated July 1, 2001 or later. Under the Statements, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. The Statements also include provisions for the reclassification of certain existing recognized intangibles as goodwill, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.

         The Company applied the provisions of SFAS Nos. 141 and 142 to account for its acquisition of MCA in July 2001. The Company expects to cease amortization of goodwill associated with the Company's acquisitions prior to June 30, 2001 upon the adoption of SFAS No. 142. As of October 31, 2001, the Company had net goodwill and other intangible assets of approximately $4,789,000 and $2,412,000, respectively. Amortization expense recorded during the fiscal 2001, 2000 and 1999 was $682,000, $622,000 and $748,000, respectively.

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Also, in September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, to be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company expects to adopt SFAS Nos. 143 and 144 in fiscal 2003. The Company's management has not yet determined the impact adoption of SFAS Nos. 143 and 144 will have on its consolidated financial position and results of operations.

The following consolidated financial statements and related notes appear on pages 21-34 of the Company's 2001 Annual Report to Shareholders.

BIO-VASCULAR, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

As of October 31,                                                                   2001             2000
- ---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

Cash and cash equivalents                                                       $  7,090        $   5,480
Accounts receivable, net                                                           3,835            3,561
Inventories                                                                        4,898            3,926
Deferred income taxes                                                                223              216
Other                                                                                446              549
                                                                                -------------------------
     Total current assets                                                         16,492           13,732

Equipment and leasehold improvements, net                                          4,994            4,630
Goodwill and other intangible assets, net                                          7,201            6,024
Deferred income taxes                                                                221              417
                                                                                -------------------------
     Total assets                                                               $ 28,908        $  24,803
                                                                                =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                $  1,387        $     741
Accrued expenses                                                                   2,010            1,754
Current maturities of long-term obligations                                          182              294
                                                                                -------------------------
     Total current liabilities                                                     3,579            2,789

Capital lease obligations                                                             --               15
Other liabilities                                                                    210              377
                                                                                -------------------------
     Total liabilities                                                             3,789            3,181
                                                                                -------------------------

Commitments (Note 7)

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $.01 par value;
     none issued or outstanding at October 31, 2001 and 2000                           -                -
Common stock: authorized 20,000,000 shares of $.01 par value;
     issued and outstanding, 9,246,170 and 8,975,061
     at October 31, 2001 and 2000, respectively                                       92               90
Additional paid-in capital                                                        29,163           27,596
Unearned compensation                                                               (114)            (287)
Accumulated deficit                                                               (4,022)          (5,777)
                                                                                -------------------------
     Total shareholders' equity                                                   25,119           21,622
                                                                                -------------------------
     Total liabilities and shareholders' equity                                 $ 28,908        $  24,803
                                                                                =========================

The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

For the years ended October 31,                           2001                  2000               1999
- -------------------------------------------------------------------------------------------------------
Net revenue                                         $   28,535            $   22,098          $  19,055
Cost of revenue                                         14,560                10,889              9,594
                                                    ---------------------------------------------------
Gross margin                                            13,975                11,209              9,461

Operating expenses:
Selling, general and administrative                      9,789                 8,378              8,590
Research and development                                 1,560                 1,952              1,665
                                                    ---------------------------------------------------

Operating income (loss)                                  2,626                   879               (794)
Other income, net, primarily interest                      157                   162                183
                                                    ---------------------------------------------------

Income (loss) before provision for
     (benefit from) income taxes                         2,783                 1,041               (611)
Provision for (benefit from) income taxes                1,028                   452                (91)
                                                    ---------------------------------------------------
Net income (loss)                                   $    1,755            $      589          $    (520)
                                                    ===================================================
Basic and diluted earnings (loss) per share         $     0.19            $     0.07          $   (0.06)
                                                    ===================================================

The accompanying notes are an integral part of the consolidated financial statements.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 and 1999
- --------------------------------------------------------------------------------
(in thousands, except share data)

                                                                                             Unrealized
                                                                                              Marketable
                                                                    Additional    Unearned    Securities   Accumulat-
                                                Common Stock         Paid -In       Compen-     Holding        ed
                                            Shares    Par Value       Capital       sation    Gain (Loss)   Deficit          Total
                                            ------    ---------       -------       ------    -----------   -------          -----
Balance at October 31, 1998 ...........   9,317,183     $   93       $ 28,696      $  (514)        $  1    $  (5,846)      $ 22,430
Stock option activity, net of tax
     benefit ..........................           -          -             (1)           -            -            -             (1)
Employee Stock Purchase Plan
     activity .........................      22,396          1             44            -            -            -             45
Employee restricted stock activity.....     100,888          1            307         (124)           -            -            184
Non-employee restricted stock
     activity .........................       5,000          -             14           37            -            -             51
Stock repurchased by the Company.......    (484,834)        (5)        (1,399)           -            -            -         (1,404)
Unrealized marketable securities
     holding loss, net ................           -          -              -            -           (1)           -             (1)
Net loss ..............................           -          -              -            -            -         (520)          (520)
                                                                                                                           --------
Comprehensive loss ....................           -          -              -            -            -            -           (521)
                                         ----------     ------       --------      -------        -----    ---------       --------
Balance at October 31, 1999 ...........   8,960,633         90         27,661         (601)           -       (6,366)        20,784

Stock option activity, net of tax
     benefit ..........................      26,419          -             52            -            -            -             52
Employee Stock Purchase Plan
     activity .........................      26,331          1             59            -            -            -             60
Employee restricted stock activity.....     (40,322)        (1)          (180)         265            -            -             84
Non-employee restricted stock
     activity .........................       2,000          -              4           49            -            -             53
Net and comprehensive income ..........           -          -              -            -            -          589            589
                                         ----------     ------       --------      -------        -----    ---------       --------
Balance at October 31, 2000 ...........   8,975,061         90         27,596         (287)           -       (5,777)        21,622
Stock option activity, net of tax
     benefit ..........................      72,048          -            318            -            -            -            318
Employee Stock Purchase Plan
     activity .........................      32,204          -            131            -            -            -            131
Restricted stock activity .............     (14,962)         -            (81)         173            -            -             92
Stock issued in conjunction with
      the acquisition of MCA ..........     181,819          2          1,199            -            -            -          1,201
Net and comprehensive income ..........           -          -              -            -            -        1,755          1,755
                                         ----------     ------       --------      -------        -----    ---------       --------
Balance at October 31, 2001 ...........   9,246,170     $   92       $ 29,163      $  (114)       $   -    $  (4,022)      $ 25,119
                                         ----------     ------       --------      -------        -----    ---------       --------

   The accompanying notes are an integral part of the consolidated financial statememts.

BIO-VASCULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

For the years ended October 31,                                   2001          2000          1999
- --------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                              $ 1,755       $   589       $  (520)

Adjustments to reconcile income (loss) from operations
     to net cash provided by operating activities:
Depreciation and amortization of equipment
     and leasehold improvements                                  1,134         1,040           861
Amortization of goodwill and other intangible assets               682           622           748
Provision for uncollectible accounts                                29            48            14
Non-cash compensation                                              239           166           283
Deferred income taxes                                              189           214          (123)
Loss on disposal of equipment                                       --             9            --

Changes in operating assets and liabilities:
Accounts receivable                                               (189)         (486)         (681)
Inventories                                                       (840)       (1,350)         (270)
Other current assets                                                 8           (45)          129
Accounts payable                                                   436            32           116
Accrued expenses                                                   252           176           225
Accrued income taxes                                               (55)           27           (42)
                                                               -----------------------------------
    Net cash provided by operating activities                    3,640         1,042           740
                                                               -----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment and leasehold improvements                (1,365)         (714)       (1,334)
Investments in marketable securities                                --            --          (987)
Proceeds upon maturity of marketable securities                     --            --         4,978
Purchase of MCA, net of cash acquired (Note 2)                    (502)           --            --
Investments in patents and trademarks                              (89)          (52)         (101)
Other                                                               95          (106)          (59)
                                                               -----------------------------------
    Net cash (used in) provided by investing activities         (1,861)         (872)        2,497
                                                               -----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on bank note                                             --            --          (261)
Net proceeds related to stock-based compensation plans             302            83            (4)
Repurchase of the Company's common stock                            --            --        (1,404)
Repayment of capital lease obligations                            (144)         (234)         (230)
Repayments of other long-term obligations                         (150)         (135)         (125)
Repayment of debt in conjunction with the acquisition of MCA      (177)           --            --
                                                               ------------------------------------
    Net cash used in financing activities                         (169)         (286)       (2,024)
                                                               ------------------------------------

Net change in cash and cash equivalents                          1,610          (116)        1,213
Cash and cash equivalents at beginning of year                   5,480         5,596         4,383
                                                               ------------------------------------
Cash and cash equivalents at end of year                       $ 7,090       $ 5,480       $ 5,596
                                                               ====================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Description: Bio-Vascular, Inc. (the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products to improve the quality of human life. The Company's businesses provide medical devices for the surgical and interventional treatment of disease. Bio-Vascular's implantable biomaterial products offer biocompatible solutions to reduce risks of critical surgeries, leading to better patient outcomes and lower costs. The Micro Companies Alliance (MCA) subsidiary serves the niche market of microsurgery, and its products are used across several surgical specialties. Bio-Vascular's Synovis Interventional Solutions (Synovis
IS) subsidiary (formerly Jerneen Micro Medical Technologies) custom designs, develops and manufactures complex micro-wire forms that are used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures.

Basis of Consolidation: The consolidated financial statements include the accounts of Bio-Vascular, Inc. and its wholly owned subsidiaries, Synovis IS and MCA, after elimination of intercompany accounts and transactions.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 2001 and 2000 consisted primarily of commercial paper and one money market fund.

Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a three to seven year life and manufacturing equipment is depreciated over a five to 10 year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Operations at the time of disposal.

Long-Lived Assets: The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill and Other Intangible Assets: Goodwill and other intangible assets, primarily developed technology, patents, trademarks, and non-compete agreements pertaining to previous business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years, except for the goodwill related to the MCA acquisition (see Note 2).

Revenue Recognition: The Company's policy is to ship products to customers on FOB shipping point terms. The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance has occurred, the price and terms of sale are fixed and collection of the receivable is expected. The Company's general sales policy does not allow sales returns.

Shipping and Handling: In fiscal 2001, the Company adopted Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Costs. EITF 00-10 requires all amounts billed to customers in a sales transaction related to shipping and handling to be classified as net revenue. The Company records costs related to shipping and handling in cost of revenue. Prior period net revenue and cost of revenue have been adjusted for this reclassification of shipping and handling revenue, which had no effect on previously reported net income (loss).

Research and Development: Research and development costs are expensed as incurred.

Income Taxes: The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Temporary differences relate primarily to research and experimentation tax credit carryforwards, depreciation, non-compete obligations, and the carrying value of receivables and inventory.

Net Income (Loss) Per Common Share: Basic earnings per share (EPS) is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans, when their impact is not anti-dilutive.

New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales. SFAS No. 133, as amended by SFAS No. 138, was adopted by the Company during fiscal 2001, and did not impact its consolidated results of operations or financial position.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarizes certain of the SEC's views regarding revenue recognition. The provisions of SAB No. 101, as amended by SAB No. 101B, was adopted by the Company during fiscal 2001 and did not significantly impact the Company's revenue recognition practices or consolidated financial statements.

     In July 2001, the FASB issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets (the Statements). The Company is required to apply SFAS Nos. 141 and 142 to all business combinations entered into after June 30, 2001. The Company adopted the provisions of SFAS No. 141 and is currently assessing the impact of SFAS No. 142 on its operating results and financial condition.

     SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and all acquisitions dated July 1, 2001 or later. Under the Statements, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. The Statements also include provisions for the reclassification of certain existing recognized intangibles as goodwill, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.

     The Company applied the provisions of SFAS Nos. 141 and 142 to account for its acquisition of MCA in July 2001. The Company expects to cease amortization of goodwill associated with the Company's acquisitions prior to June 30, 2001 upon the adoption of SFAS No. 142. As of October 31, 2001, the Company had net goodwill and other intangible assets of approximately $4,789,000 and $2,412,000, respectively. Amortization expense recorded during the fiscal 2001, 2000 and 1999 was $682,000, $622,000 and $748,000, respectively.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Also, in September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, to be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company expects to adopt SFAS Nos. 143 and 144 in fiscal 2003. The Company's management has not yet determined the impact adoption of SFAS Nos. 143 and 144 will have on its consolidated financial position and results of operations.

Reclassifications: Certain reclassifications have been made to the fiscal 2000 and 1999 consolidated financial statements to conform with the fiscal 2001 presentation. These reclassifications had no effect on net income (loss) or earnings (loss) per share.

2.   ACQUISITION OF BUSINESS:

On July 6, 2001, the Company acquired Micro Companies Alliance, Inc. (formerly Medical Companies Alliance, Inc.), a company located in Birmingham, Alabama, that markets microsurgical products, including the Microvascular Anastomotic Coupler System. This patented technology enables micro surgeons to perform anastomosis, the connection of small arteries or veins, faster, easier and without conventional sutures.

     In connection with the acquisition, assets purchased, liabilities assumed, common stock issued and cash consideration paid were as follows:

Assets Acquired:
Current assets                                                 $        246,000
Equipment                                                                18,000
Intangible assets                                                     1,192,000
Goodwill                                                                567,000
                                                               ----------------
                                                                      2,023,000

Liabilities Assumed:
Current liabilities                                                     143,000
Long-term obligations                                                   177,000
                                                               ----------------
                                                                      1,703,000

Common stock issued (181,819 shares)                                  1,201,000
                                                               ----------------
Cash consideration paid                                        $        502,000
                                                               ================

     Additionally, the Company will pay an earnout to the sole selling shareholder of MCA up to a cumulative total of $1.35 million calculated based on 5% of related product revenues over a maximum period of 10 years from the date of acquisition which will be recorded as additional goodwill. Intangible assets of $1,192,000 includes developed technology of $1,092,000 to be amortized on a straight- line method over an estimated useful life of 10 years, and a seven year non-compete agreement for $100,000 to be amortized on a straight-line basis over its term. Goodwill is not amortized in accordance with SFAS No. 141.

     As the acquisition occurred in early July 2001, MCA's operating results for July through October 2001 are included in the Consolidated Statement of Operations for the fiscal year ended October 31, 2001. The assets and liabilities acquired in the transaction are included in the Company's Consolidated Balance Sheet as of October 31, 2001 and the purchase transaction has been included in the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2001. Pro forma combined financial information for the fiscal years ended October 31, 2001, 2000 and 1999 have not been provided as MCA's operating results are not considered significant in relation to the Company's results for the fiscal years then ended.

3.   SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

As of October 31,                                               2001                            2000
- ----------------------------------------------------------------------------------------------------
Accounts Receivable, Net:
Trade receivables                                    $     3,946,000                 $     3,676,000
Allowance for doubtful accounts                             (111,000)                       (115,000)
                                                     -----------------------------------------------
                                                     $     3,835,000                 $     3,561,000
                                                     ===============================================
Inventories:
Raw materials and supplies                           $     1,389,000                 $     1,002,000
Work in process                                            1,974,000                       1,589,000
Finished goods                                             1,535,000                       1,335,000
                                                     -----------------------------------------------
                                                     $     4,898,000                 $     3,926,000
                                                     ===============================================
Equipment and Leasehold Improvements, Net:
Furniture, fixtures, and computer equipment          $     1,926,000                 $     1,479,000
Manufacturing equipment                                    5,009,000                       3,628,000
Leasehold improvements                                     2,060,000                       1,967,000
Equipment in process                                         307,000                         149,000
Furniture, fixtures, and computer equipment
         under capital leases                                      -                         154,000
Manufacturing equipment under capital leases                 147,000                         604,000
Accumulated depreciation and leasehold
         improvement amortization                         (4,411,000)                     (3,130,000)
Accumulated amortization of capital leases                   (44,000)                       (221,000)
                                                     -----------------------------------------------
                                                     $     4,994,000                 $     4,630,000
                                                     ===============================================
Goodwill and Other Intangible Assets, Net:
Goodwill                                             $     7,343,000                 $     6,764,000
Patents and other intangibles                              2,439,000                       1,311,000
Non-compete agreements                                     1,050,000                         950,000
Accumulated amortization                                  (3,631,000)                     (3,001,000)
                                                     -----------------------------------------------
                                                     $     7,201,000                 $     6,024,000
                                                     ===============================================
Accrued Expenses:
Payroll, other employee benefits and related taxes   $     1,331,000                 $       939,000
Accrued income taxes                                         211,000                         266,000
Other accrued expenses                                       468,000                         549,000
                                                     -----------------------------------------------
                                                     $     2,010,000                 $     1,754,000
                                                     ===============================================

Supplemental Cash Flow Information: The Company paid interest of $58,000, $102,000 and $129,000 during fiscal 2001, 2000 and 1999, respectively. Income tax payments made by the Company totaled $825,000, $241,000 and $107,000 for the years ended October 31, 2001, 2000 and 1999, respectively. The

Company recorded $115,000 and $29,000 in accounts payable at October 31, 2001 and 2000, respectively, for equipment purchases made during the years then ended. The Company issued 181,819 shares of its common stock in connection with the acquisition of MCA in fiscal 2001.

4.   SEGMENT INFORMATION:

The Company's operations, which are presently based mainly in Minnesota, are comprised of two segments, the surgical device business and the interventional business, based upon the similarities of the underlying business operations and products of each. Bio-Vascular, Inc.'s surgical device business include implantable biomaterial products which offer biocompatible solutions to reduce risks of critical surgeries, leading to better patient outcomes and lower costs. MCA serves the niche market of microsurgery, and its products are used across several surgical specialties. Synovis IS custom designs, develops and manufactures complex micro-wire forms that are used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures. The Company evaluates the performance of its business segments and allocates resources to them based upon their respective current or future earnings contribution to the consolidated earnings of the Company or based on the segment's product research and development efforts in process at that time. MCA's financial results since the acquisition date have been included within the surgical device business for segment reporting purposes. Information for the business segments for fiscal years 2001, 2000 and 1999 is presented in the table below:


                                                      2001                  2000                  1999
- ----------------------------------------------------------------------------------------------------------
Net revenue

     Surgical device business               $       15,737,000       $    13,345,000        $   11,823,000
     Interventional business                        12,798,000             8,753,000             7,232,000
                                            --------------------------------------------------------------
         Total                                      28,535,000            22,098,000            19,055,000
Operating income (loss)
     Surgical device business                        1,653,000               702,000            (1,411,000)
     Interventional business                           973,000               177,000               617,000
                                            --------------------------------------------------------------
         Total                                       2,626,000               879,000              (794,000)
Depreciation and amortization
     Surgical device business                          702,000               668,000               784,000
     Interventional business                         1,114,000               994,000               825,000
                                            --------------------------------------------------------------
         Total                                       1,816,000             1,662,000             1,609,000
Capital expenditures
     Surgical device business                          212,000               215,000               443,000
     Interventional business                         1,268,000               528,000             1,000,000
                                            --------------------------------------------------------------
         Total                                       1,480,000               743,000             1,443,000
Identifiable assets
     Surgical device business                       21,042,000            17,806,000            16,704,000
     Interventional business                         7,866,000             6,997,000             7,366,000
                                            --------------------------------------------------------------
         Total                                      28,908,000            24,803,000            24,070,000

See Note 11 - Major Customers and Net Revenue by Geographic Area, for additional information regarding concentrations.

5.   INCOME TAXES:
Provision for (Benefit from) Income Taxes:
For the fiscal years ended October 31,                  2001                  2000                  1999
- ----------------------------------------------------------------------------------------------------------
Current:
Federal                                     $          765,000    $          215,000    $           21,000
State                                                   74,000                23,000                11,000
                                            --------------------------------------------------------------
                                                       839,000               238,000                32,000
                                            --------------------------------------------------------------
Deferred:
Federal                                                188,000               207,000              (101,000)
State                                                    1,000                 7,000               (22,000)
                                            --------------------------------------------------------------
                                                       189,000               214,000              (123,000)
                                            --------------------------------------------------------------
Total                                       $        1,028,000    $          452,000    $          (91,000)
                                            ==============================================================

Reconciliation of Effective Income Tax Rate:
For the fiscal years ended October 31,                    2001                  2000                  1999
- ----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes           $        2,783,000    $        1,041,000    $         (611,000)
                                            --------------------------------------------------------------
Statutory federal rate                                 946,000               354,000              (208,000)
State taxes, net of federal benefit                     42,000                20,000                (7,000)
Permanent differences                                  142,000               145,000               194,000
Research and experimentation credits                   (60,000)              (60,000)              (65,000)
Other, net                                             (42,000)               (7,000)               (5,000)
                                            --------------------------------------------------------------
Provision for (benefit from) income taxes   $        1,028,000    $          452,000    $          (91,000)
                                            ==============================================================

Components of Deferred Tax Assets (Liabilities):
As of October 31,                                       2001                  2000                   1999
- ----------------------------------------------------------------------------------------------------------
Inventory write-down                        $          117,000    $          109,000    $          213,000
Other, net                                             106,000               107,000                94,000
                                            --------------------------------------------------------------
     Net current deferred
         tax assets                                    223,000               216,000               307,000

Credit carryforwards                                   217,000               444,000               417,000
Operating loss carryforwards                                 -                     -               165,000
Capital loss carryforwards                                   -               143,000               143,000
Depreciation                                          (164,000)             (210,000)             (238,000)
Non-compete obligation                                 243,000               248,000               247,000
Other, net                                             (75,000)              (65,000)              (51,000)
Less valuation allowance                                     -              (143,000)             (143,000)
                                            --------------------------------------------------------------
     Net long-term deferred
         tax assets                                    221,000               417,000               540,000
                                            --------------------------------------------------------------
Net deferred tax assets                     $          444,000    $          633,000    $          847,000
                                            ==============================================================


     A tax benefit of $37,000 and $8,000 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 2001 and 1999, respectively. There was no tax benefit related to the exercise of stock options during fiscal 2000.

     Credit carryforwards expire at varying dates through 2016. Management expects to fully utilize its remaining net deferred tax assets against future taxable income.

6.   CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following at October 31:


                                                                 2001                 2000
- ---------------------------------------------------------------------------------------------
Capital leases                                            $       15,000        $     159,000
Contractual obligations to landlord                               99,000              176,000
Contractual obligation to former shareholder
    of Synovis Interventional Solutions                          278,000              351,000
                                                          -----------------------------------
                                                                 392,000              686,000
Current portion                                                 (182,000)            (294,000)
                                                          -----------------------------------
                                                          $      210,000        $     392,000
                                                          ===================================

     The Company is the lessee of certain machinery and equipment under capital lease obligations expiring in 2002. The assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. The interest rate on the capitalized lease is 9.8% and is imputed based on the lessor's implicit rate of return.

     The contractual obligations to the landlord relate to leasehold improvements and are payable in monthly installments of $8,000 through January 2003. The obligations were financed at fixed interest rates ranging from 10% to 12%.

     The contractual obligation to a former shareholder of Synovis IS is payable in monthly installments of $8,000 through October 2004. The interest was imputed based on the Company's borrowing rate of 10% at the time the obligation was consummated.

     Aggregate maturities of capital leases and long-term obligations are as follows:



Year ending October 31                                             Amount
- -------------------------------------------------------------------------
2002                                                       $      182,000
2003                                                              107,000
2004                                                              103,000
                                                           --------------
                                                           $      392,000
                                                           ==============



7.   COMMITMENTS:

Operating Leases: The Company is committed under non-cancelable operating leases for the rental of its office and production facilities. At October 31, 2001, the remaining terms on the leases range from one to four years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $613,000, $597,000 and $525,000 for the years ended October 31, 2001, 2000 and 1999, respectively.

     As of October 31, 2001, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:


Fiscal year ending October 31
- -----------------------------------------------------------------------------
2002                                                       $          438,000
2003                                                                  333,000
2004                                                                  288,000
2005                                                                  201,000
                                                           ------------------
                                                           $        1,260,000
                                                           ==================


Royalties: In connection with the acquisition of product licenses and product manufacturing rights, the Company is obligated for the payment of royalties as follows:

     . 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.

     . 5% on net sales of the Microvascular Anastomotic Coupler System until the expiration of the related patents through April 2007.

     Royalty expense was approximately $300,000, $204,000 and $185,000 for the years ended October 31, 2001, 2000 and 1999, respectively, and is included in cost of revenue.


8.   SHAREHOLDERS' EQUITY:

Authorized Shares: The Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.


Stock Repurchase Plan: In fiscal 1997, the Company's Board of Directors adopted a stock repurchase plan (the Plan) and authorized the purchase of up to 500,000 shares of its common stock. During fiscal 1998, the Company's Board of Directors amended the Plan to authorize the repurchase of up to 1,500,000 common shares. During fiscal 1999, the Company completed its repurchase of 1,500,000 shares of its common stock for an aggregate cash outlay of $5,649,000 since the inception of the Plan.


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

Stock-Based Compensation: The Company has various stock award and stock option plans and an employee stock purchase plan (ESPP). Under the stock award and stock option plans, the Company is authorized to grant up to 2,359,809 shares of its common stock for issuance under these plans. At October 31, 2001, 563,717 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its employees. At October 31, 2001, a total of 195,917 shares remained available for issuance under the ESPP.

     The Company has also reserved 144,290 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

     The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock-based compensation plans, when applicable, but has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosures regarding the Company's stock-based compensation plans.

Stock Awards: Prior to fiscal 2001, the Company granted awards of common stock to employees and non-employees, with vesting periods ranging from one to five years. These awards of common stock are subject to forfeiture if employment or service terminates prior to the end of the prescribed periods. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. For individual tax purposes, an employee may have the Company buy back the number of shares which would allow the employee to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 13,889, 13,941 and 10,831 during fiscal 2001, 2000 and 1999, respectively. Stock awards granted to employees is summarized as follows:

                                              Unearned Stock Awards                        Market Value
                                            Balance             Shares                       at Grant
- -------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                 $   423,000         92,007               $  3.50   -  $   14.00
Granted                                         424,000        124,351                  2.69   -       3.63
Earned                                         (231,000)       (53,464)                 2.69   -      14.00
Cancelled / Forfeited                           (70,000)       (12,632)                 4.05   -      11.88
- -----------------------------------------------------------------------------------------------------------
Balance at October 31, 1999                     546,000        150,262                  2.69   -       5.13
Granted                                          42,000         15,697                  2.09   -       4.44
Earned                                         (183,000)       (48,544)                 2.59   -       5.13
Cancelled / Forfeited                          (124,000)       (42,078)                 2.09   -       5.06
- -----------------------------------------------------------------------------------------------------------
Balance at October 31, 2000                     281,000         75,337                  2.69   -       5.13
Granted                                               -              -                     -            -
Earned                                         (161,000)       (42,753)                 2.69   -       4.92
Cancelled / Forfeited                            (6,000)        (1,073)                    -   -       5.13
- -----------------------------------------------------------------------------------------------------------
Balance at October 31, 2001                 $   114,000         31,511               $  2.69   -  $    4.00
===========================================================================================================

Shares of common stock have also been awarded to certain medical professionals as compensation for the service agreement and totaled 5,000 shares granted in fiscal 1999 and 6,000 shares in fiscal 2000. There were no stock awards granted to employees or non-employees during fiscal 2001.

     The weighted average market value at grant date for stock awards was $3.61 and $3.20 for fiscal 2000 and 1999, respectively.

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

                                                2001                    2000                  1999
                                      --------------------------------------------------------------------
                                                    Weighted                 Weighted             Weighted
                                                    Average                  Average              Average
                                                    Exercise                 Exercise             Exercise
                                        Shares       Price      Shares        Price     Shares     Price
- ----------------------------------------------------------------------------------------------------------
 Outstanding at beginning of year     1,229,517     $  4.54   1,371,804     $  4.51    1,221,539  $  4.82
 Granted                                336,297        5.46     148,402        3.97      296,936     3.44
 Exercised                              (72,048)       3.42     (26,419)       3.43           --       --
 Cancelled                             (135,731)       4.80    (264,270)       4.15     (146,671)    5.25
                                      --------------------------------------------------------------------
 Outstanding at end of year           1,358,035     $  4.80   1,229,517     $  4.54    1,371,804  $  4.51
                                      ====================================================================
 Options exercisable at end of year     969,253     $  4.83     792,348     $  4.72      769,883  $  4.74
                                      ====================================================================

The following table summarized information about stock options outstanding at October 31, 2001:

                                                                       Weighted                     Weighted
                                                                        Average                      Average
                                    Number            Weighted         Remaining      Number        Exercise
                                      of               Average        Contractual       of          Price of
                                    Options           Exercise           Life         Options      Exercisable
     Range of Prices              Outstanding           Price           (years)     Exercisable      Options
- ------------------------------------------------------------------------------------------------------------
   $ 2.00   -  $  3.25             192,620         $     2.77            3.94         117,419      $  2.71
     3.31   -     4.25             263,080               3.78            3.62         216,051         3.78
     4.38   -     5.00             508,172               4.64            5.25         348,704         4.57
     5.05   -     7.54             312,717               6.03            4.70         205,633         5.87
     8.63   -    12.21              81,446               9.08            2.47          81,446         9.08
- ----------------------------------------------------------------------------------------------------------
   $ 2.00   -  $ 12.21           1,358,035         $     4.80            4.46         969,253      $  4.83
==========================================================================================================

Employee Stock Purchase Plan: The Company sponsors an Employee Stock Purchase Plan under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deductions. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 32,204, 26,331 and 22,396 shares purchased through the ESPP in fiscal 2001, 2000 and 1999, respectively.

     For the year ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:


                                                          2001                  2000                  1999
- ----------------------------------------------------------------------------------------------------------
Employee                                           $   162,000           $   183,000          $    209,000
Non-employee                                             7,000                15,000                74,000
                                                   -------------------------------------------------------
Total                                              $   169,000           $   198,000          $    283,000
                                                   =======================================================

SFAS No. 123 Disclosure: Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net income (loss) and income
(loss) per share would have changed to the pro forma amounts indicated below for the fiscal year ended October 31:

                                                                 2001             2000              1999
- --------------------------------------------------------------------------------------------------------
Net income (loss)
     As reported                                        $   1,755,000      $   589,000      $  (520,000)
     Pro forma                                              1,125,000          292,000       (1,128,000)
Basic and diluted income
     (loss) per share
     As reported                                                 0.19             0.07            (0.06)
     Pro forma                                                   0.12             0.03            (0.12)

     The pro forma information includes stock options granted and purchases under the ESPP in fiscal 2001, 2000 and 1999. The weighted average fair value per option granted during 2001, 2000 and 1999 was $1.55, $0.86 and $0.76, respectively, for the ESPP and $3.40, $3.33 and $1.98, respectively, for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options includes the 15% purchase discount. The fair value of all other options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31:

                                                                   2001             2000              1999
- ----------------------------------------------------------------------------------------------------------
Expected option term                                          5.0 years        5.0 years         5.0 years
Expected volatility factor                                           80%              81%               67%
Expected dividend yield                                               0%               0%                0%
Risk-free interest rate                                            5.08%            6.26%             5.17%

9.   EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted shares outstanding for the fiscal years ended October 31:

                                                          2001             2000            1999
- -----------------------------------------------------------------------------------------------
Numerator:
Net income (loss)                                 $  1,755,000      $   589,000    $   (520,000)
                                                  ==============================================
Denominator:
Denominator for basic earnings
     per share -weighted average
     common shares                                   9,036,833        8,906,678       9,025,823
Effect of dilutive securities:
Shares associated with
     deferred compensation                              31,511           75,337               -
Shares associated with
     option plans                                      295,203           59,436               -
                                                  ---------------------------------------------
Dilutive potential common shares                       326,714          134,773               -
                                                  ---------------------------------------------
Denominator for diluted earnings
     per share -weighted average
     common shares and dilutive
     potential common shares                         9,363,547        9,041,451       9,025,823
                                                  =============================================

In fiscal 1999, none of the options outstanding or unearned restricted stock awards ("awards") were included in the computation of diluted earnings per share for the year then ended because the Company had incurred net losses during those periods and the inclusion of the options and awards would have been anti-dilutive. Stock options outstanding with exercise prices greater than the average market price of the Company's common stock totaled 192,136, 904,370 and 1,261,744 options for fiscal years ended October 31, 2001, 2000 and 1999, respectively.

10.  EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan: The Company sponsors a salary reduction plan for all eligible employees who qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. The Company has made no contributions to the plan since inception.

11.  MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area as of and for the year ended October 31:

                                                                   2001             2000              1999
- ----------------------------------------------------------------------------------------------------------
Percent of Accounts Receivable by Significant Customers:
A.                                                                   18%              24%               16%
B.                                                                   10%              16%               19%
C.                                                                    6%               9%               12%
                                                           -----------------------------------------------
                                                                   2001             2000              1999
- ----------------------------------------------------------------------------------------------------------
Percent of Net Revenue by Significant Customers:
A.                                                                   17%              23%               25%
B.                                                                   15%              16%               16%
C.                                                                    9%               9%                9%
                                                           -----------------------------------------------
                                                                   2001             2000              1999
International Net Revenues by Geographic Area:
Europe                                                     $  2,341,000     $  2,198,000      $  2,052,000
Asia and Pacific region                                         552,000          761,000           552,000
Canada                                                          305,000          310,000           278,000
Other                                                           135,000          119,000           183,000
                                                           -----------------------------------------------
Total                                                      $  3,333,000     $  3,388,000      $  3,065,000
                                                           ===============================================
Percent of total net revenue                                         12%              15%               16%

The Company does not require collateral from its customers to support their accounts receivable. Customer A is a customer of the interventional business segment and B and C are customers of the surgical device business segment. The Company's international revenues are primarily generated from the surgical device segment. All of the Company's long-lived assets are located in the United States.

The following report appears on page 35 of the Company's 2001 Annual Report to Shareholders

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Bio-Vascular, Inc.

We have audited the accompanying consolidated balance sheet of Bio-Vascular, Inc. and subsidiaries (the Company) as of October 31, 2001, and the related consolidated statements of operations, comprehensive income (loss) and shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended October 31, 2000 and 1999 were audited by other auditors whose report, dated December 1, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bio-Vascular, Inc. and subsidiaries at October 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
November 30, 2001
                                       30

The following information appears on page 36 of the Company's 2001 Annual Report to Shareholders.

                      BIO-VASCULAR, INC. QUARTERLY RESULTS

      --------------------------------------------------------------------------------------------------------
                                                         First         Second          Third        Fourth
      Fiscal 2001 (unaudited)                           Quarter        Quarter        Quarter       Quarter
      --------------------------------------------------------------------------------------------------------
      Net revenue .................................   $ 6,306,000    $ 7,156,000    $ 7,125,000   $ 7,948,000
      Gross margin ................................     3,145,000      3,556,000      3,564,000     3,710,000
      Operating income ............................       500,000        689,000        757,000       680,000
      Net income ..................................       333,000        447,000        503,000       472,000
      Basic earnings per share ....................          0.04           0.05           0.06          0.05
      Diluted earnings per share ..................          0.04           0.05           0.05          0.05
      --------------------------------------------------------------------------------------------------------

      Fiscal 2000 (unaudited)
      --------------------------------------------------------------------------------------------------------
      Net revenue .................................   $ 4,427,000    $ 5,392,000    $ 6,395,000   $ 5,884,000
      Gross margin ................................     2,358,000      2,640,000      3,206,000     3,005,000
      Operating income (loss) .....................      (287,000)      (108,000)       692,000       582,000
      Net income (loss) ...........................      (129,000)       (38,000)       402,000       354,000
      Basic earnings (loss) per share .............         (0.01)         (0.00)          0.05          0.04
      Diluted earnings (loss) per share ...........         (0.01)         (0.00)          0.04          0.04
      --------------------------------------------------------------------------------------------------------

Quarterly calculations of net income (loss) per share are made independently during the fiscal year. Previously disclosed quarterly net revenue amounts have been restated due to the adoption of EITF 00-10, which had no effect on gross margin or net income (loss) as previously reported. EITF 00-10 required all amounts billed to customers in sales transactions related to shipping and handling to be classified as net revenue.

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

- -----------------------------------------------------------------------------------------------
                                                   2001                        2000
- -----------------------------------------------------------------------------------------------
Quarter Ended                                High          Low           High           Low
- -----------------------------------------------------------------------------------------------
January 31                                 $ 5.938       $ 3.969       $ 3.125        $ 2.000
April 30                                     6.063         4.260         8.188          2.688
July 31                                      8.750         5.250         5.063          2.938
October 31                                   9.250         4.250         5.250          3.938
- -----------------------------------------------------------------------------------------------


Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2001, there were approximately 4,900 beneficial owners and 1,000 registered shareholders of the Company's common stock.

                                       31

The following information appears on page 2 of the Company's 2001 Annual Report to Shareholders.

                      SUMMARY STATEMENTS OF OPERATIONS DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

For the year ended October 31,                      2001          2000           1999         1998         1997
- ------------------------------------------------------------------------------------------------------------------
Net revenue                                      $ 28,535       $ 22,098       $ 19,055    $ 12,162      $  9,820
Gross margin                                       13,975         11,209          9,461       6,795         5,727
Operating income (loss)                             2,626            879           (794)     (1,415)       (1,305)

Net income (loss)                                   1,755            589           (520)       (483)         (604)
Basic and diluted earnings
     (loss) per share                                0.19           0.07          (0.06)      (0.05)        (0.06)
Weighted average shares outstanding:
     Basic                                          9,037          8,907          9,026       9,228         9,499
     Diluted                                        9,364          9,041          9,026       9,228         9,499

The above information includes the Company's acquisition of Synovis Interventional Solutions in July 1998 and Micro Companies Alliance, Inc. in July 2001, and excludes discontinued operations in connection with the 1997 spin-off of Vital Images, Inc. Previously disclosed net revenue amounts have been restated due to the adoption of EITF 00-10, which had no effect on gross margin or net income (loss) as previously reported. EITF 00-10 required all amounts billed to customers in sales transactions relating to shipping and handling to be classified as revenue.

                           SUMMARY BALANCE SHEET DATA
                                 (IN THOUSANDS)

At October 31,                                      2001           2000           1999        1998           1997
- ------------------------------------------------------------------------------------------------------------------
Working capital                                  $ 12,913       $  10,943      $   9,400   $  11,386       16,906
Total assets                                       28,908          24,803         24,070      25,982       25,134
Long-term obligations                                 210             392            686       1,055            -
Shareholders' equity                               25,119          21,622         20,784      22,430       23,952

                                       32