Form 10-K, Exhibit 13
period 2002-10-31
SYNOVIS LIFE TECHNOLOGIES  INC
filed 2003-01-29
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 16-20 of the Company's 2002 Annual Report to Shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Forward-Looking Statements: Certain statements contained in this Annual Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements can be identified by words such as "should", "may", "will", "expect", "believe", "anticipate", "estimate", "continue" or other similar expressions. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.

OVERVIEW

         Synovis Life Technologies, Inc. (Synovis or the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products for the surgical and interventional treatment of disease. Its business is conducted in two reportable segments, the surgical device business and the interventional business, with segmentation based upon similarities of the underlying business operations, products and markets of each.

         The surgical device business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools that reduce risks of critical surgeries, lead to better patient outcomes and lower costs. The interventional business provides the services of concept development, engineering, rapid prototyping and manufacturing of complex micro-wire forms and polymer components used in many interventional devices in the cardiac rhythm management, neurostimulation and vascular markets.

         The following tables summarize the Company's consolidated operating results for the years ended October 31, 2002, 2001 and 2000.

                                          2002         2001         2000
Summary of Operating Results             ---------------------------------
     (in thousands of dollars)
Net revenue                              $39,962      $28,535      $22,098
Cost of revenue                           20,958       14,560       10,889
                                         ---------------------------------
   Gross margin                           19,004       13,975       11,209


                                          2002         2001         2000
                                         ---------------------------------
Selling, general and administrative       12,182        9,711        8,224
Research and development                   2,272        1,638        2,106
                                         ---------------------------------
   Operating expenses                     14,454       11,349       10,330
                                         ---------------------------------
   Operating income                      $ 4,550      $ 2,626      $   879
                                         =================================


Summary of Operating Results             2002        2001        2000
                                         ------------------------------
(As a percent of net revenue)
Net revenue                              100.0%      100.0%      100.0%
Cost of revenue                           52.4        51.0        49.3
                                         ------------------------------
   Gross margin                           47.6        49.0        50.7
Selling, general and administrative       30.5        34.1        37.2
Research and development                   5.7         5.7         9.5
                                         ------------------------------
   Operating expenses                     36.2        39.8        46.7
                                         ------------------------------
   Operating income                       11.4%        9.2%        4.0%
                                         ==============================

         The Company continued to advance its growth strategy by identifying new opportunities to grow through expansion of markets for its current products, research and development activities, as well as acquisition, licensing and distribution. The following fiscal 2002 highlights reflect the results of this growth strategy.

      -     Net revenue increased 40% to $40.0 million

      -     Interventional business revenue grew 60% to $20.4 million

      -     Surgical device business revenue grew 24% to $19.6 million

      -     Operating income increased 73% to $4.6 million; operating margin of
            11.4%

      - Net income of $3.0 million or 31 cents per diluted share; up from 19 cents and 7 cents per diluted share in fiscal 2001 and 2000, respectively.

         In fiscal 2003, the Company plans significant investment in multiple projects, infrastructure and initiatives that will propel future growth and support our core technologies and capabilities underlying recent growth.

         OPERATING RESULTS - 2002

         Summary of 2002 Results: Net revenue increased 40% in fiscal 2002 to $39,962,000 from $28,535,000 in fiscal 2001. Operating income increased 73% to $4,550,000 in fiscal 2002 from $2,626,000 in the prior year. Net income for fiscal 2002 increased to $3,041,000, or 31 cents per diluted share, from $1,755,000, or 19 cents per share, during fiscal 2001.

         The surgical device business net revenue increased 24% to $19,546,000 in fiscal 2002 from $15,737,000 in fiscal 2001. Revenue increases occurred across all surgical device product groups during fiscal 2002. Peri-Strips accounted for 52% of the revenue growth in this segment, with a worldwide growth rate of 37% in fiscal 2002. Peri-Strips are used to reduce risks and improve patient outcomes in surgical procedures, notably gastric bypass surgery, a surgical treatment for morbid obesity which is considered epidemic in the United States. This product's growth potential comes from its value in reducing the risk of life-threatening complications from gastric bypass surgery and from the growing number of these procedures. The projected number of gastric bypass procedures in the United States is approximately 63,000 in 2002, 80,000 in 2003 and 110,000 by 2004, as estimated by the American Society of Bariatric Surgery.

         The microsurgery product line of the surgical device business represented 22% of this segment's fiscal 2002 growth, with net revenue of $1,062,000 in fiscal 2002. This product line was acquired in July 2001. Total product sales from the date of acquisition through the end of fiscal 2001 were $232,000. The primary product sold to the microsurgeon is the Microvascular Anastomotic Coupler (the Coupler), a device used to connect extremely small arteries or veins, without sutures, quickly, easily and with consistently excellent results. The Coupler is a platform technology which the Company is currently leveraging. The Company has filed a patent to incorporate technology to detect blood flow and other critical parameters in an anastomotic device, with the ultimate objective of entering the large cardiac and vascular surgery markets.

         The interventional business net revenue increased 60% to $20,416,000 in fiscal 2002 from $12,798,000 in fiscal 2001, expanding upon its fiscal 2001 growth rate of 46%. This business also generated revenue growth in every product category over the same period of fiscal 2001. The interventional business added polymer and computer numeric control (CNC) machining capabilities through an acquisition in March 2002. These capabilities expanded the scope of offerings to our interventional customers, resulting in net revenue of $1,123,000 in fiscal 2002. Excluding this incremental revenue, the fiscal 2002 growth rate of the base interventional business was 51%, driven by market share gains coupled with growth in the markets served. Also included in revenue are milestone payments totaling $415,000 and $380,000 in fiscal 2002 and 2001, respectively, for work performed under an agreement to develop and prototype an embolic distal protection device designed and patented by Metamorphic Surgical Devices, LLC, an unrelated company.

         The gross margin decreased one percentage point from 49% in fiscal 2001 to 48% during fiscal 2002. This decrease is primarily attributable to a higher proportion of interventional business revenue included in our 2002 results. Fiscal 2002 gross margin increased two percentage points to 63% in the surgical device business, and decreased one percentage point to 33% in the interventional business. Factors which affect the gross margin include the relative revenue of each business unit, product mix, volume and other production activities. The gross margins may fluctuate period to period based on variations in these factors.

         Selling, general and administrative (SG&A) expense during fiscal 2002 increased 25% to $12,182,000 from $9,711,000 in fiscal 2001. SG&A expense, however, declined by four points as a percentage of net revenue, from 34% in fiscal 2001 to 30% in fiscal 2002. Effectively targeting SG&A spending increases in a period of significantly higher levels of revenue growth resulted in this decrease.

         Research and development (R&D) expense during fiscal 2002 was $2,272,000, an increase of 39%, from expense of $1,638,000 in 2001. However, R&D expense remained constant as a percentage of net revenue at 5.7% in fiscal 2002 and 2001. In both business units, R&D expense is expected to increase in absolute dollars and as a percentage of revenues in fiscal 2003, and will fluctuate from period to period based on the timing, nature and progress of projects, combined with the involvement of external parties for various studies. This forward-looking statement will be influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs, timing and nature of those costs for each project.

         Operating income for fiscal 2002 was $4,550,000, a 73% increase, from $2,626,000 during fiscal 2001. Operating income in the surgical device business increased 44% to $2,387,000 in fiscal 2002 from $1,653,000 in fiscal 2001.
Interventional business operating income increased 122% to $2,163,000 in fiscal 2002 from $973,000 in fiscal 2001. The growth in operating income was driven by increased revenues and effective expense management, offset by increased investment spending for R&D and the implementation of appropriate first phase infrastructures to support the sales growth of our microsurgery product line and the polymer and CNC machining capabilities.

         The provision for income taxes was $1,544,000 in fiscal 2002, at an effective tax rate of 34%, as compared to $1,028,000, at an effective tax rate of 37% in fiscal 2001. The decrease in the effective tax rate in fiscal 2002 is primarily due to the decreased impact of nondeductible goodwill. As of October 31, 2002, the Company has recorded $388,000 in net current deferred tax assets and $160,000 in other net long-term deferred tax liabilities. The Company expects to fully apply its net deferred tax assets against future taxable income.

         OPERATING RESULTS - 2001

         Summary of 2001 Results: Net revenue increased 29% during fiscal 2001 to $28,535,000 from net revenue of $22,098,000 in fiscal 2000. Net income increased more than $1,100,000 during fiscal 2001 to $1,755,000, or 19 cents per diluted share, from net income of $589,000, or seven cents per diluted share, in fiscal 2000. Cash flows from operating activities increased $2,598,000, or 249%, to $3,640,000 in fiscal 2001 from operating cash flows of $1,042,000 generated in the prior year.

         The surgical device business net revenue increased 18% to $15,737,000 in fiscal 2001 from net revenue of $13,345,000 in fiscal 2000. Fiscal 2001 includes revenue since the acquisition of the microsurgery product line in July 2001 of $232,000. The surgical business experienced revenue increases across all product groups in fiscal 2001. Worldwide revenue from Peri-Strips increased 50%, driven by a 66% increase in domestic Peri-Strips sales during the year.

         The interventional business net revenue increased 46% to $12,798,000 in fiscal 2001 from $8,753,000 in fiscal 2000. The increase in the interventional business revenue during fiscal 2001 is primarily due to increased sales orders from new and existing customers in addition to revenues generated from the business' design and engineering services.

         The gross margin decreased two percentage points to 49% during fiscal 2001 from 51% in fiscal 2000. This decrease reflects business unit margin results and revenue mix. The interventional business, which operates at a lower gross margin percentage than the surgical device business, generated a higher portion of consolidated 2001 revenue. Fiscal 2001 gross margin increased three percentage points to 34% in the interventional business, and decreased two percentage points to 61% in the surgical device business.

         SG&A expense during fiscal 2001 increased 18% to $9,711,000 from $8,224,000 in fiscal 2000. SG&A expense, however, declined three points as a percentage of net revenue, from 37% in fiscal 2000 to 34% in fiscal 2001, as a result of controlled increases in SG&A spending in a period of greater revenue gains.

         R&D expense for fiscal 2001 was $1,638,000, a decrease of 22%, from the fiscal 2000 expense of $2,106,000. The surgical device business R&D expense decreased 42% in fiscal 2001 as a result of significant expenses incurred in the prior year for studies related to the new Veritas remodelable biomaterial product, combined with the transition to a smaller, more focused R&D staff in 2001. Offsetting this decrease, interventional business R&D expense increased 39% to $705,000 during fiscal 2001, mainly due to the segment's expanded investment in engineering and development personnel for its Technology Development Center.

         Operating income for fiscal 2001 was $2,626,000, an increase of $1,747,000 or 199%, from $879,000 in fiscal 2000. Operating income in the surgical device business increased 135% to $1,653,000 in fiscal 2001 from $702,000 in fiscal 2000. Interventional business operating income increased 450% to $973,000 in fiscal 2001 from $177,000 in fiscal 2000.

         The provision for income taxes is $1,028,000 in fiscal 2001, at an effective tax rate of 37%, as compared to $452,000, at an effective tax rate of 43% in fiscal 2000. The decrease in the effective tax rate in fiscal 2001 is primarily due to the decreased impact of nondeductible goodwill, combined with a tax benefit generated from the Company's activation of its foreign sales corporation in fiscal 2001.

         Liquidity and Capital Resources

         Cash and cash equivalents were $7,866,000 at October 31, 2002 as compared to $7,090,000 at October 31, 2001, an increase of $776,000. The Company primarily funds the operations and investments in its businesses utilizing internally generated cash flow and existing cash balances. The increase in cash during fiscal 2002 is primarily due to income generated by both business segments and the proceeds from stock based compensation plans, offset by cash used for working capital, capital expenditures and the polymer and CNC machining acquisition within the interventional business segment. The Company had long-term debt obligations (including current portions) of $684,000 as of October 31, 2002, requiring payments through 2005.

         Operating activities provided cash of $3,349,000 in fiscal 2002, as compared to $3,640,000 in fiscal 2001. Cash was provided by operations during fiscal 2002 through the combination of net income and non-cash expenses, partially offset by a net increase in working capital primarily used for accounts receivable and inventories to support high growth levels in both businesses.

         Investing activities used $3,082,000 of cash during fiscal 2002 compared to $1,861,000 in fiscal 2001, an increase of $1,221,000. Increased capital expenditures in 2002 of $888,000 were the most significant component of the year-to-year change, and largely reflect expenditures for building improvements and equipment acquisitions tied to our polymer capabilities. Investments have been made in 2002 across each of the businesses for manufacturing equipment to support automation and growth initiatives. Investing activities in each year included an acquisition: the microsurgery products acquired in 2001 within the surgical device business and the polymer and CNC machining business acquired in 2002 by the interventional business.

         Financing activities provided $509,000 of cash during fiscal 2002, compared to using cash of $169,000 in 2001. The proceeds of $817,000 received in fiscal 2002 upon the exercise of stock options under the Company's stock based compensation plans increased $515,000 over fiscal 2001.

         The Company believes existing cash and cash equivalents, coupled with anticipated cash flow from operations will be sufficient to satisfy its operating cash requirements for the next 12 months. During fiscal 2003, the Company expects to open a leased manufacturing facility in Puerto Rico that will expand the capacity of the interventional business. The investment in the Puerto Rico facility is expected to be financed through a combination of Puerto Rican incentives for job creation and facility improvements, with the remainder to be provided by the Company's cash and cash flow. These forward-looking statements, as well as the Company's long-term cash requirements, will be a function of a number of variables, including research and development priorities, acquisition opportunities and the growth and profitability of the business.

         The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

         INFLATION

         The Company believes inflation has not had a material effect on its operations or financial condition.

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

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The principal financial instruments the Company maintains are in accounts receivable and long-term debt obligations. The Company believes that the interest rate, credit and market risk related to these accounts is not significant. The Company manages the risk associated with these accounts through periodic reviews of the carrying value for non-collectibility of assets and establishment of appropriate allowances in connection with the Company's internal controls and policies.

         NEW ACCOUNTING STANDARDS

         In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

     In September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will adopt SFAS No. 144 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. The Company will adopt SFAS 145 in fiscal 2003, and has determined it will not impact the Company's financial position and results of operations.

         In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS 146 on January 1, 2003, and has determined it will not impact the Company's financial position or results of operations.

         CRITICAL ACCOUNTING POLICES

         Goodwill: In accordance with the SFAS No. 142, goodwill is no longer amortized, but is reviewed annually for impairment. Please see Note 3 for additional goodwill information.

         Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks, and non-compete agreements pertaining to previous business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see Note 3 for additional intangible asset information.

         Revenue Recognition: The Company's policy is to ship products to customers on FOB shipping point terms. The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. All amounts billed to customers in a sales transaction related to shipping and handling are classified as net revenue. The Company's sales policy does not allow sales returns.

         Derivative Instruments and Hedging Activities: The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

The following consolidated financial statements and related notes appear on pages 21-34 of the Company's 2002 Annual Report to the Shareholders.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

For the fiscal years ended October 31,          2002         2001         2000
--------------------------------------------------------------------------------
Net revenue                                   $39,962      $28,535      $22,098
Cost of revenue                                20,958       14,560       10,889
                                              ----------------------------------
Gross margin                                   19,004       13,975       11,209

Operating expenses:
Selling, general and administrative            12,182        9,711        8,224
Research and development                        2,272        1,638        2,106
                                              ----------------------------------
Operating income                                4,550        2,626          879
Other income, net, primarily interest              35          157          162
                                              ----------------------------------
Income before provision for income taxes        4,585        2,783        1,041
Provision for income taxes                      1,544        1,028          452
                                              ----------------------------------
Net income                                    $ 3,041      $ 1,755      $   589
                                              ==================================
Basic earnings per share                      $  0.32      $  0.19      $  0.07
                                              ==================================
Diluted earnings per share                    $  0.31      $  0.19      $  0.07
                                              ==================================


   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

As of October 31,                                                         2002          2001
---------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                              $ 7,866        $ 7,090
Accounts receivable, net                                                 4,815          3,835
Inventories                                                              7,368          4,898
Deferred income taxes                                                      388            223
Other                                                                      583            446
                                                                       ----------------------
     Total current assets                                               21,020         16,492

Equipment and leasehold improvements, net                                8,408          4,994
Goodwill, net                                                            4,813          4,790
Other intangible assets, net                                             2,314          2,411
Deferred income taxes and other                                             58            221
                                                                       ----------------------
     Total assets                                                      $36,613        $28,908
                                                                       ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                       $ 2,529       $  1,387
Accrued expenses                                                         2,942          2,010
Current maturities of long-term obligations                                362            182
                                                                       ----------------------
     Total current liabilities                                           5,833          3,579
Capital lease obligations                                                  219             --
Deferred tax liability                                                     160             --
Other liabilities                                                          103            210
                                                                       ----------------------
     Total liabilities                                                   6,315          3,789
                                                                       ----------------------
Commitments (Note 7)
Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $0.01 par value;
     none issued or outstanding as of October 31, 2002 and 2001             --             --
Common stock: authorized 20,000,000 shares of $0.01 par value;
     issued and outstanding, 9,586,222 and 9,246,170 as of
     October 31, 2002 and 2001, respectively                                96             92
Additional paid-in capital                                              31,190         29,163
Unearned compensation                                                       (7)          (114)
Accumulated deficit                                                       (981)        (4,022)
                                                                       ----------------------
              Total shareholders' equity                                30,298         25,119
                                                                       ----------------------
              Total liabilities and shareholders' equity              $ 36,613       $ 28,908
                                                                      =======================

   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

For the fiscal years ended October 31, 2002, 2001 and 2000




                                                                          ADDITIONAL
                                                     COMMON STOCK          PAID-IN       UNEARNED     ACCUMULATED
                                                SHARES        PAR VALUE    CAPITAL     COMPENSATION     DEFICIT      TOTAL
                                              -----------     ---------   ----------   ------------   -----------  ---------
BALANCE AS OF OCTOBER 31, 1999                $ 8,960,633     $   90      $ 27,661     $ (601)        $ (6,366)     $ 20,784
Stock option activity, including tax benefit       26,419         --            52         --               --            52
Employee Stock Purchase Plan activity              26,331          1            59         --               --            60
Employee restricted stock activity                (40,322)        (1)         (180)       265               --            84
Non-Employee restricted stock activity              2,000         --             4         49               --            53
Net and comprehensive income                           --         --            --         --              589           589
                                                ---------      -----     ---------     ------          -------      --------
BALANCE AS OF OCTOBER 31, 2000                  8,975,061         90        27,596       (287)          (5,777)       21,622
Stock option activity, including tax benefit       72,048         --           318         --               --           318
Employee Stock Purchase Plan activity              32,204         --           131         --               --           131
Employee restricted stock activity                (14,962)        --           (81)       173               --            92
Stock issued in conjunction with
   the acquisition of Synovis MCA                 181,819          2         1,199         --               --         1,201
Net and comprehensive income                           --         --            --         --            1,755         1,755
                                                ---------      -----     ---------      -----          -------      --------
BALANCE AS OF OCTOBER 31, 2001                  9,246,170         92        29,163       (114)          (4,022)       25,119
Stock option activity, including tax benefit      178,572          2           801         --               --           803
Employee Stock Purchase Plan activity              34,621         --           192         --               --           192
Employee restricted stock activity                (13,575)        --           (81)       107               --            26
Stock issued in conjunction with
   the acquisition of Synovis PE                  140,434          2         1,115         --               --         1,117
Net and comprehensive income                                                                             3,041         3,041
                                                ---------      -----     ---------      -----          -------      --------
BALANCE AS OF OCTOBER 31, 2002                  9,586,222      $  96     $  31,190      $  (7)         $  (981)     $ 30,298
                      === ====                  =========      =====     =========      =====          =======      ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

For the fiscal years ended October 31,                                      2002           2001         2000
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                 $ 3,041       $ 1,755       $   589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of equipment and leasehold
     improvements                                                            1,508         1,134         1,040
Amortization of goodwill and other intangible assets                           286           682           622
Provision for uncollectible accounts                                            78            29            48
Non-cash compensation                                                          205           239           166
Deferred income taxes                                                            3           189           214
Changes in operating assets and liabilities:
Accounts receivable                                                           (999)         (189)         (486)
Inventories                                                                 (2,440)         (840)       (1,350)
Other current assets                                                           (94)            8           (36)
Accounts payable                                                               938           436            32
Accrued expenses                                                               823           197           203
                                                                            -----------------------------------
              Net cash provided by operating activities                      3,349         3,640         1,042
                                                                            -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment and leasehold improvements                            (2,253)       (1,365)         (714)
Purchase of Synovis PE, net of cash acquired (Note 2)                         (620)           --            --
Purchase of Synovis MCA, net of cash acquired (Note 2)                          --          (502)           --
Investments in patents and trademarks                                         (189)          (89)          (52)
Other                                                                          (20)           95          (106)
                                                                            -----------------------------------
              Net cash used in investing activities                         (3,082)       (1,861)         (872)
                                                                            -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds related to stock-based compensation plans                         817           302            83
Repayment of capital lease obligations                                        (141)         (144)         (234)
Repayment of other long-term obligations                                      (167)         (150)         (135)
Repayment of debt in conjunction with the acquisition of Synovis MCA            --          (177)           --
                                                                            -----------------------------------
              Net cash provided by (used in) financing activities              509          (169)         (286)
                                                                            -----------------------------------
Net change in cash and cash equivalents                                        776         1,610          (116)
Cash and cash equivalents at beginning of year                               7,090         5,480         5,596
                                                                            -----------------------------------
Cash and cash equivalents at end of year                                   $ 7,866       $ 7,090       $ 5,480
                                                                           ===================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Synovis Life Technologies, Inc. (Synovis or the Company) is a diversified medical device company engaged in developing, designing, manufacturing and bringing to market products for the surgical and interventional treatment of disease. Its business is conducted through two reportable segments, the surgical device business and the interventional business, with segmentation based upon similarities of the underlying business operations, products and markets of each.

         The surgical device business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools that reduce risks of critical surgeries, lead to better patient outcomes and lower costs. The interventional business provides the services of concept development, engineering, rapid prototyping and manufacturing of complex micro-wire forms and polymer components used in many interventional devices in the cardiac rhythm management, neurostimulation and vascular markets.

Basis of Consolidation: The consolidated financial statements include the accounts of Synovis Life Technologies, Inc. and its wholly owned subsidiaries, Synovis Interventional Solutions, Inc., Synovis Micro Companies Alliance, Inc. and Synovis Caribe, Inc., after elimination of intercompany accounts and transactions.

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

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 2002 and 2001 consisted primarily of commercial paper and one money market fund.

Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out (FIFO) cost or market.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a three to seven year life and manufacturing equipment is depreciated over a five to 10 year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Income at the time of disposal. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill: In July 2001, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 on November 1, 2001, and accordingly, goodwill is no longer amortized, but is reviewed annually for impairment. Please see Note 3 for additional goodwill information.

Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks and non-compete agreements pertaining to previous business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see Note 3 for additional intangible asset information.

Revenue Recognition: The Company's policy is to ship products to customers on FOB shipping point terms. The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. The Company's sales policy does not allow sales returns.

Shipping and Handling: The Company records all amounts billed to customers in a sales transaction related to shipping and handling as net revenue. The Company records costs related to shipping and handling in cost of revenue.

Derivative Instruments and Hedging Activities: The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

Research and Development: Research and development costs are expensed as incurred.

Income Taxes: The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes (temporary differences). Temporary differences relate primarily to research and experimentation tax credit carryforwards, depreciation, non-compete obligations, and the carrying value of receivables and inventory.

Net Income Per Common Share: Basic earnings per share (EPS) is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans, when their impact is not anti-dilutive.

New Accounting Pronouncements:

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

         In September 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying cost or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will adopt SFAS No. 144 in fiscal 2003, and has determined it will not impact the Company's consolidated financial position and results of operations.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. The Company will adopt SFAS 145 in fiscal 2003, and has determined it will not impact the Company's financial position and results of operations.

         In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS 146 on January 1, 2003, and has determined it will not impact the Company's financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the fiscal 2001 and 2000 consolidated financial statements to conform with the fiscal 2002 presentation. These reclassifications had no effect on net income or earnings per share.

2.       ACQUISITIONS OF BUSINESSES:

         On March 6, 2002, the Company's interventional business purchased the stock of Emtech, Inc., a private company located in Lino Lakes, Minnesota, with manufacturing capabilities including polymer injection molding and computer numeric control (CNC) machining. The Company has changed this entity's name to Synovis Precision Engineering (Synovis PE), which will be operated as a division of the interventional business.

         On July 6, 2001, the Company purchased the stock of Micro Companies Alliance, Inc., a company located in Birmingham, Alabama, that markets microsurgical products, including the Microvascular Anastomotic Coupler System. This patented technology enables microsurgeons to perform anastomosis, the connection of small arteries or veins, faster, easier and without conventional sutures. The Company has changed this entity's name to Synovis Micro Companies Alliance, Inc. (Synovis MCA).

         In connection with the acquisitions, assets purchased, liabilities assumed, common stock issued and cash consideration paid were as follows:


                              Synovis PE     Synovis MCA
                              ----------     -----------
Assets Acquired:
Cash                          $ 395,000      $       --
Current assets                  194,000         246,000
Equipment                     1,267,000          18,000
Intangible assets                    --       1,192,000
Goodwill                             --         567,000
                             ----------      ----------
                              1,856,000       2,023,000
Liabilities Assumed:
Current liabilities             236,000         143,000
Deferred income taxes           213,000              --
Long-term obligations           127,000         177,000
                             ----------      ----------
                              1,280,000       1,703,000
Common stock issued           1,117,000       1,201,000
                             ----------      ----------
Cash consideration paid      $  163,000      $  502,000
                             ==========      ==========

         Pertaining to the Synovis PE acquisition, the Company also paid an additional $852,000 for the land and building. A total of 140,434 shares were issued as part of the Synovis PE purchase transaction. Pertaining to the Synovis MCA acquisition, the Company will pay an earnout to the sole selling shareholder of Synovis MCA up to a cumulative total of $1.35 million based on 5% of related product revenues over a maximum period of 10 years from the date of acquisition which will be recorded as additional goodwill. Intangible assets of $1,192,000 includes developed technology of $1,092,000 to be amortized on a straight-line method over an estimated useful life of 10 years, and a seven year non-compete agreement for $100,000 to be amortized on a straight-line basis over its term. A total of 181,819 shares were issued as part of the Synovis MCA purchase transaction.

         As the Synovis PE acquisition occurred in early March 2002, Synovis PE's operating results for March through October 2002 are included in the Consolidated Statement of Income for the fiscal year ended October 31, 2002. The assets and liabilities acquired in the transaction are included in the Company's Consolidated Balance Sheet as of October 31, 2002 and the purchase transaction has been included in the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2002.

         As the MCA acquisition occurred in early July 2001, Synovis MCA's operating results from July through October 2001 are included in the Consolidated Statement of Income for the fiscal year ended October 31, 2001. The assets and liabilities acquired in the transaction are included in the Company's Consolidated Balance Sheet as of October 31, 2001 and the purchase transaction has been included in the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2001.

         Pro forma combined financial information for the fiscal years ended October 31, 2002, 2001 and 2000 have not been provided as the operating results of these acquisitions are not considered significant in relation to the Company's results for the fiscal years then ended.

3.       SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

As of October 31,                                     2002              2001
--------------------------------------------------------------------------------
Accounts receivable, net:
Trade receivables                                 $ 4,970,000       $ 3,946,000
Allowance for doubtful accounts                      (155,000)         (111,000)
                                                  -----------------------------
                                                  $ 4,815,000       $ 3,835,000
                                                  =============================
Inventories:
Raw materials                                     $ 1,902,000       $ 1,389,000
Work in process                                     2,617,000         1,974,000
Finished goods                                      2,849,000         1,535,000
                                                  -----------------------------
                                                  $ 7,368,000       $ 4,898,000
                                                  =============================
Equipment and leasehold improvements, net:

Furniture, fixtures, and computer equipment       $ 4,594,000       $ 1,926,000
Manufacturing equipment                             5,769,000         5,009,000
Leasehold improvements                              2,798,000         2,060,000
Equipment in process                                  736,000           307,000
Manufacturing equipment under capital leases          474,000           147,000
Accumulated depreciation and leasehold
         improvement amortization                  (5,928,000)       (4,411,000)
Accumulated amortization of capital leases            (35,000)          (44,000)
                                                  -----------------------------

As of October 31,                                     2002              2001
--------------------------------------------------------------------------------
                                                  $ 8,408,000       $ 4,994,000
                                                  =============================
Accrued expenses:
Payroll, employee benefits and related taxes      $ 1,944,000       $ 1,331,000
Accrued income taxes                                  166,000           211,000
Other accrued expenses                                832,000           468,000
                                                  -----------------------------
                                                  $ 2,942,000       $ 2,010,000
                                                  =============================

Supplemental Cash Flow Information: The Company paid interest of $45,000, $58,000 and $102,000 during fiscal 2002, 2001 and 2000, respectively. Income tax payments made by the Company totaled $1,461,000, $825,000 and $241,000 for the years ended October 31, 2002, 2001 and 2000, respectively. The Company recorded $308,000, $115,000 and $29,000 in accounts payable at October 31, 2002, 2001 and
2000, respectively, for equipment purchases made during the years then ended. During fiscal 2002, the Company purchased property and equipment totaling $358,000 under capital lease agreements. The Company issued 140,434 shares of its common stock in connection with the acquisition of Synovis PE in fiscal 2002 and 181,819 shares of its common stock in connection with the acquisition of Synovis MCA in fiscal 2001.

Supplemental Goodwill and Intangible Asset Information:

The effect of implementing SFAS 142, adopted by the Company on November 1, 2001, on net income and diluted earnings per share:

Fiscal Years ended  October 31,         2002            2001             2000
-------------------------------------------------------------------------------
Reported net income                  $3,041,000      $1,755,000      $  589,000
Addback:  Goodwill amortization              --         370,000         370,000
                                     ----------      ----------      ----------
Adjusted net income                  $3,041,000      $2,125,000      $  959,000
                                     ==========      ==========      ==========
Diluted earnings per share:
Reported net income                  $     0.31      $     0.19      $     0.07
Addback:  Goodwill amortization              --            0.04            0.04
                                     ----------      ----------      ----------
Adjusted net income                  $     0.31      $     0.23      $     0.11
                                     ==========      ==========      ==========

The following is a summary of goodwill, net by business segment:

Goodwill as of October 31,                    2002            2001
---------------------------------------------------------------------
     Interventional business               $4,093,000      $4,093,000
     Surgical device business                 720,000         697,000
                                           ----------      ----------
                                           $4,813,000      $4,790,000
                                           ==========      ==========

The $23,000 change in goodwill during fiscal 2000 was attributable to an earnout payment for $62,000 to the sole shareholder from a previous shareholder, partially offset by a tax benefit from tax deductible goodwill amounting to $39,000.

The following table summarizes the Company's amortizable intangible assets:

                                                     As of October 31, 2002

                                  Gross Carrying    Accumulated     Weighted Average
                                       Amount      Amortization    Amortization Period
                                  --------------    ------------   -------------------
Amortizable intangible assets:
   Patents and trademarks           $1,026,000      $  293,000        14.1 years
   Developed technology              1,102,000         149,000        10.0 years
   Non-compete agreements            1,050,000         422,000         9.7 years
                                    ----------      ----------
         Total                      $3,178,000      $  864,000
                                    ==========      ==========

                             As of October 31, 2001

                                  Gross Carrying    Accumulated     Weighted Average
                                      Amount       Amortization    Amortization Period
                                  --------------   ------------    -------------------
Amortizable intangible assets:
   Patents and trademarks           $  837,000      $  227,000        11.0 years
   Developed technology              1,102,000          39,000        10.0 years
   Non-compete agreements            1,050,000         312,000         9.7 years
                                    ----------      ----------
         Total                      $2,989,000      $  578,000
                                    ==========      ==========

Amortization expense for the assets listed above was $286,000 and $312,000 in fiscal 2002 and 2001, respectively. The estimated amortization expense for each of the next five years is approximately $286,000 per year.

4.       SEGMENT INFORMATION:

         The Company's operations, which are presently based mainly in Minnesota, are comprised of two segments, the surgical device business and the interventional business, based upon the similarities of the underlying business operations and products of each. The Company evaluates the performance of its business segments and allocates resources based upon their respective current or future earnings contribution to the consolidated earnings of the Company or based on the segment's product research and development efforts in process at that time.

Fiscal years ended October 31,               2002                  2001                  2000
------------------------------------------------------------------------------------------------
Net revenue:
     Surgical device business     $       19,546,000    $       15,737,000    $       13,345,000
     Interventional business              20,416,000            12,798,000             8,753,000
                                  --------------------------------------------------------------
         Total                            39,962,000            28,535,000            22,098,000
Operating income:
     Surgical device business              2,387,000             1,653,000               702,000

Fiscal years ended October 31,               2002                  2001                  2000
------------------------------------------------------------------------------------------------
     Interventional business               2,163,000               973,000               177,000
                                  --------------------------------------------------------------
         Total                             4,550,000             2,626,000               879,000
Depreciation and amortization:
     Surgical device business                706,000               702,000               668,000
     Interventional business               1,088,000             1,114,000               994,000
                                  --------------------------------------------------------------
         Total                             1,794,000             1,816,000             1,662,000
Capital expenditures:
     Surgical device business                657,000               212,000               215,000
     Interventional business               2,143,000             1,268,000               528,000
                                  --------------------------------------------------------------
         Total                             2,800,000             1,480,000               743,000
Identifiable assets:
     Surgical device business             25,440,000            21,042,000            17,806,000
     Interventional business              11,173,000             7,866,000             6,997,000
                                  --------------------------------------------------------------
         Total                            36,613,000            28,908,000            24,803,000

See Note 11 - Major Customers and Net Revenue by Geographic Area, for additional information regarding concentrations.

5.       INCOME TAXES:

Provision for Income Taxes:

For the fiscal years ended October 31,     2002           2001           2000
--------------------------------------------------------------------------------
Current:
Federal                             $   1,381,000    $   765,000    $   215,000
State                                     160,000         74,000         23,000
                                    -------------    -----------    -----------
                                        1,541,000        839,000        238,000
                                    -------------    -----------    -----------
Deferred:
Federal                                     2,000        188,000        207,000
State                                       1,000          1,000          7,000
                                    -------------    -----------    -----------
                                            3,000        189,000        214,000
                                    -------------    -----------    -----------
Total                               $   1,544,000    $ 1,028,000    $   452,000
                                    =============    ===========    ===========

Reconciliation of Effective Income Tax Rate:

For the fiscal years ended October 31,       2002             2001            2000
------------------------------------------------------------------------------------
Income before income taxes              $  4,585,000    $   2,783,000    $ 1,041,000
                                        ------------    -------------    -----------
Statutory federal rate                     1,559,000          946,000        354,000
State taxes, net of federal benefit           73,000           42,000         20,000
Permanent differences                         (1,000)         142,000        145,000
Research and experimentation credits        (100,000)         (60,000)       (60,000)
Other, net                                    13,000          (42,000)        (7,000)
                                        ------------    -------------    -----------
Provision for income taxes              $  1,544,000    $   1,028,000    $   452,000
                                        ============    =============    ===========

Components of Deferred Tax Assets (Liabilities):

As of October 31,                         2002            2001
----------------------------------------------------------------
Inventory write-down                   $ 147,000       $ 117,000
Other, net                               241,000         106,000
                                       ---------       ---------
     Net current deferred

         tax assets                      388,000         223,000

Credit carryforwards                          --         217,000
Capital loss carryforwards                    --              --

As of October 31,                         2002            2001
----------------------------------------------------------------
Depreciation                            (364,000)       (164,000)
Non-compete obligation                   233,000         243,000
Other, net                               (29,000)        (75,000)
Less valuation allowance                      --              --
                                       ---------       ---------
     Net long-term deferred
         tax (liabilities) assets       (160,000)        221,000
                                       ---------       ---------
Net deferred tax assets                $ 228,000       $ 444,000
                                       =========       =========


         A tax benefit of $114,000 and $37,000 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 2002 and 2001, respectively. There was no tax benefit related to the exercise of stock options during fiscal 2000. Management expects to fully utilize its remaining net deferred tax assets against future taxable income.

6.       CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following:

As of October 31,                                    2002             2001
---------------------------------------------------------------------------
Capital leases, present value
   ($507,000 less interest of $33,000)            $ 474,000       $  15,000

Contractual obligations to landlord                  15,000          99,000
Contractual obligation to former shareholder
    of Synovis Interventional Solutions             195,000         278,000
                                                  ---------       ---------
                                                    684,000         392,000
Current portion                                    (362,000)       (182,000)
                                                  ---------       ---------
                                                  $ 322,000       $ 210,000
                                                  =========       =========

         The Company is the lessee of certain machinery and equipment under capital lease obligations expiring through 2005. Assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. Interest rates on the capitalized lease range from 5.9% to 9.7% and are imputed based on the lessor's implicit rate of return.

         The contractual obligations to the landlord relate to leasehold improvements and are payable in monthly installments of $8,000 through December 2002. The obligations were financed at fixed interest rates ranging from 10% to 12%.

         The contractual obligation to a former shareholder of Synovis Interventional Solutions is payable in monthly installments of $8,000 through October 2004. The interest was imputed based on the Company's borrowing rate of 10% at the time the obligation was consummated.

         Aggregate maturities of capital leases and long-term obligations are as follows:

Fiscal years ended October 31,                            Amount
----------------------------------------------------------------------
2003                                                $          362,000
2004                                                           279,000
2005                                                            43,000
                                                    ------------------
                                                    $          684,000
                                                    ==================


7.       COMMITMENTS:

Operating Leases: The Company is committed under non-cancelable operating leases for the rental of its office and production facilities. At October 31, 2002, the remaining terms on the leases range from two to seven years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $606,000, $613,000 and $597,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

         As of October 31, 2002, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:

Fiscal years ended October 31,
------------------------------------------------------------------
2003                                                 $     591,000
2004                                                       791,000
2005                                                       807,000
2006                                                       848,000
2007                                                       850,000
Future obligations                                         885,000
                                                     -------------
                                                      $  4,772,000

Royalties: The Company is obligated for the payment of royalties as follows:

   - 5% on net sales of Peri-Strips and Peri-Strips Dry until the expiration of the related patents through May 2015.

   - 5% on net sales of the Microvascular Anastomotic Coupler until the expiration of the related patents through April 2007.

   - 5% on net sales of interventional business products using certain steerible stylet technology for cardiac applications through 2017 to a maximum of $150,000.

         Royalty expense was approximately $414,000, $300,000 and $204,000 for the years ended October 31, 2002, 2001 and 2000, respectively, and is included in cost of revenue.

8.   SHAREHOLDERS' EQUITY:

Authorized Shares: The Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Shareholder Rights Plan: In June 1996, the Company's Board of Directors declared a dividend distribution of one common stock purchase right (Right) for each outstanding share of the Company's common stock on July 15, 1996. The Company also entered into a Rights Agreement governing the terms of the Rights, and each share of common stock issued subsequent to July 15, 1996 has been issued with an attached Right pursuant to the terms of the Rights Agreement.

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

Stock-Based Compensation: The Company has various stock award and stock option plans and an employee stock purchase plan (ESPP). Under the stock award and stock option plans, the Company is authorized to grant up to 2,363,112 shares of its common stock for issuance under these plans. At October 31, 2002, 430,866 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its employees. At October 31, 2002, a total of 161,296 shares remained available for issuance under the ESPP.

         The Company has also reserved 122,860 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

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

Stock Awards: Prior to fiscal 2001, the Company granted awards of common stock to employees and non-employees, with vesting periods ranging from one to five years. These awards of common stock are subject to forfeiture if employment or service terminates prior to the end of the prescribed periods. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. For individual tax purposes, an employee may have the Company buy back the number of shares which would allow the employee to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 8,127, 13,889 and 13,941 during fiscal 2002, 2001 and 2000, respectively. Stock awards granted to employees is summarized as follows:

                                 Unearned Stock Awards                Market Value
                                   Balance     Shares                   at Grant
----------------------------------------------------------------------------------
Balance at October 31, 1999       $ 546,000    150,262     $  2.69  -   $  5.13
Granted                              42,000     15,697        2.09  -      4.44
Earned                             (183,000)   (48,544)       2.59  -      5.13
Cancelled / Forfeited              (124,000)   (42,078)       2.09  -      5.06
----------------------------------------------------------------------------------
Balance at October 31, 2000         281,000     75,337        2.69  -      5.13
Granted                                  --         --          --  -        --
Earned                             (161,000)   (42,753)       2.69  -      4.92
Cancelled / Forfeited                (6,000)    (1,073)       5.13  -      5.13
----------------------------------------------------------------------------------
Balance at October 31, 2001         114,000     31,511        2.69  -      4.00
Granted                                  --         --          --  -        --
Earned                              (98,000)   (23,830)       2.69  -      4.00
Cancelled / Forfeited                (9,000)    (5,448)       3.00  -      3.63
----------------------------------------------------------------------------------
Balance at October 31, 2002       $   7,000      2,233     $  3.00  -   $  3.00
==================================================================================

Shares of common stock have also been awarded to certain medical professionals as compensation for the service agreement and totaled 6,000 shares in fiscal 2000. The weighted average market value at grant date for stock awards in fiscal 2000 was $3.61. There were no stock awards granted to employees or non-employees during fiscal 2001 and 2002.

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

                                                2002                    2001                  2000
                                      ------------------------------------------------------------------
                                                  Weighted               Weighted             Weighted
                                                   Average               Average              Average
                                                  Exercise              Exercise              Exercise
                                         Shares     Price     Shares     Price      Shares    Price
--------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      1,358,035    $4.80    1,229,517    $4.54    1,371,804  $  4.51
Granted                                 186,101     7.47      336,297     5.46      148,402     3.97
Exercised                              (178,572)    3.86      (72,048)    3.42      (26,419)    3.43
Cancelled                               (92,738)    4.43     (135,731)    4.80     (264,270)    4.15
                                      ------------------------------------------------------------------
Outstanding at end of year            1,272,826    $5.34    1,358,035    $4.80    1,229,517  $  4.54
                                      ------------------------------------------------------------------
Options exercisable at end of year      995,911    $5.10      969,253    $4.83      792,348    $4.72
                                      ==================================================================

The following table summarized information about stock options outstanding at October 31, 2002:



                                                                     Weighted                      Weighted
                                                                     Average                        Average
                                    Number          Weighted        Remaining        Number        Exercise
                                     of             Average         Contractual        of          Price of
                                    Options         Exercise           Life          Options     Exercisable
Range of Prices                  Outstanding          Price           (years)      Exercisable      Options
------------------------------------------------------------------------------------------------------------
   $ 2.00  -   $  3.86             266,433         $     3.36            3.49         213,583      $  3.44
     4.05  -      4.63             304,810               4.40            4.54         263,610         4.38
     4.75  -      5.44             255,211               5.04            3.51         241,211         5.03
     5.90  -      7.62             283,294               6.60            4.80         194,429         6.32
     7.72  -     12.21             163,078               8.65            4.24          83,078         9.04
----------------------------------------------------------------------------------------------------------
   $ 2.00  -   $ 12.21           1,272,826         $     5.34            4.13         995,911      $  5.10
==========================================================================================================

Employee Stock Purchase Plan: The Company sponsors an Employee Stock Purchase Plan under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deductions. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 34,621, 32,204 and 26,331 shares purchased through the ESPP in fiscal 2002, 2001 and 2000, respectively.

         For the years ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:

                    2002          2001          2000
------------------------------------------------------
Employee          $107,000      $162,000      $183,000
Non-employee         1,000         7,000        15,000
                  ------------------------------------
Total             $108,000      $169,000      $198,000
                  ====================================

SFAS No. 123 Disclosure: Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net income and income per share would have changed to the pro forma amounts indicated below for the fiscal years ended October 31:

                                    2002               2001              2000
-------------------------------------------------------------------------------
Net income
     As reported              $   3,041,000      $   1,755,000     $    589,000
     Pro forma                    2,577,000          1,125,000          292,000
Basic income per share
     As reported                      0.32                0.19             0.07
     Pro forma                        0.27                0.12             0.03
Diluted income per share
     As reported                      0.31                0.19             0.07
     Pro forma                        0.26                0.12             0.03

         The pro forma information includes stock options granted and purchases under the ESPP in fiscal 2002, 2001 and 2000. The weighted average fair value per option granted during 2002, 2001 and 2000 was $2.17, $1.55 and $0.86, respectively, for the ESPP and $4.09, $3.40 and $3.33, respectively, for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options includes the 15% purchase discount. The fair value of all other options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31:

                                      2002             2001             2000
------------------------------------------------------------------------------
Expected option term               5.0 years        5.0 years        5.0 years
Expected volatility factor               78%              80%              81%
Expected dividend yield                   0%               0%               0%
Risk-free interest rate                3.60%            5.08%            6.26%

9.       EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted shares outstanding for the fiscal years ended October 31:

                                           2002            2001             2000
----------------------------------------------------------------------------------
Numerator:
Net income                              $3,041,000      $1,755,000      $  589,000
                                        ==========================================
Denominator:

                                           2002            2001             2000
----------------------------------------------------------------------------------
Denominator for basic earnings
     per share  - weighted average
     common shares                       9,434,640       9,036,833       8,906,678
Effect of dilutive securities:
Shares associated with
     deferred compensation                   2,233          31,511          75,337
Shares associated with
     option plans                          411,867         295,203          59,436
                                         -----------------------------------------
Dilutive potential common shares           414,100         326,714         134,773
                                         -----------------------------------------
Denominator for diluted earnings
     per share  - weighted average
     common shares and dilutive
     potential common shares             9,848,740       9,363,547       9,041,451
                                         =========================================

Stock options outstanding with exercise prices greater than the average market price of the Company's common stock totaled 136,049, 192,136 and 904,370 options for fiscal years ended October 31, 2002, 2001 and 2000, respectively.

10.      EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan: The Company sponsors a salary reduction plan for all eligible employees who qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. In fiscal 2002, the Company made a discretionary matching contribution of $38,000 to employee participants in the plan. No matching contributions were made in prior years.

11.      MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area as of and for the years ended October 31:

                                                                   2002             2001           2000
----------------------------------------------------------------------------------------------------------
Percent of Accounts Receivable by Significant Customers:
A.                                                                  17%              18%               24%
B.                                                                   9%              10%               16%
C.                                                                  12%               6%                5%
D.                                                                   8%               6%                9%
                                                              --------------------------------------------
                                                                   2002             2001              2000
----------------------------------------------------------------------------------------------------------
Percent of Net Revenue by Significant Customers:
A.                                                                  30%              25%               23%
B.                                                                  12%              15%               16%
C.                                                                   9%               7%                4%
D.                                                                   8%               9%                9%
                                                              --------------------------------------------
                                                                   2002             2001              2000
----------------------------------------------------------------------------------------------------------
International Net Revenues by Geographic Area:
Europe                                                     $  2,615,000     $  2,341,000      $  2,198,000
Asia and Pacific region                                         687,000          552,000           761,000
Canada                                                          335,000          305,000           310,000
Other                                                           151,000          135,000           119,000
                                                           -----------------------------------------------
Total                                                      $  3,788,000     $  3,333,000      $  3,388,000
                                                           ===============================================
Percent of total net revenue                                         9%              12%               15%

The Company does not require collateral from its customers to support their accounts receivable. Customers A and C are customers of the interventional business segment and customers B and D are customers of the surgical device business. The Company's international revenues are primarily generated from the surgical device. All of the Company's long-lived assets are located in the United States.

The following report appears on page 35 of the Company's 2002 Annual Report to Shareholders

INDEPENDENT AUDITORS' REPORT 2002


To the Board of Directors and Shareholders of Synovis Life Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Synovis Life Technologies, Inc. and subsidiaries (the Company) as of October 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended October 31, 2000 was audited by other auditors whose report, dated December 1, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synovis Life Technologies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
November 27, 2002

The following information appears on page 36 of the Company's 2002 Annual Report to Shareholders.

                SYNOVIS LIFE TECHNOLOGIES, INC. QUARTERLY RESULTS

---------------------------------------- ------------- -------------- ------------- -------------
                                            FIRST         SECOND         THIRD        FOURTH
FISCAL 2002 (UNAUDITED)                     QUARTER       QUARTER       QUARTER       QUARTER
---------------------------------------- ------------- -------------- ------------- -------------
Net revenue                               $ 8,029,000    $ 9,484,000   $10,679,000    $11,770,000
Gross margin                                4,004,000      4,662,000     4,960,000      5,378,000
Operating income                              752,000      1,165,000     1,327,000      1,306,000
Net income                                    502,000       766,000        895,000        878,000
Basic earnings per share                         0.05           0.08          0.09           0.09
Diluted earnings per share                       0.05           0.08          0.09           0.09
---------------------------------------- ------------- -------------- ------------- -------------

FISCAL 2001 (UNAUDITED)
---------------------------------------- ------------- -------------- ------------- -------------
Net revenue                               $ 6,306,000    $ 7,156,000   $ 7,125,000    $ 7,948,000
Gross margin                                3,145,000      3,556,000     3,564,000      3,710,000
Operating income                              500,000        689,000       757,000        680,000
Net income                                    333,000        447,000       503,000        472,000
Basic earnings per share                         0.04           0.05          0.06           0.05
Diluted earnings per share                       0.04           0.05          0.05           0.05
---------------------------------------- ------------- -------------- ------------- -------------

Quarterly calculations of net income per share are made independently during the fiscal year.

COMMON STOCK INFORMATION

Price Range

The Company's common stock is currently traded on the Nasdaq National Market under the symbol "SYNO." The following table sets forth, for each of the fiscal periods indicated, the range of high and low closing sale prices per share as reported by the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.

---------------------------------------------------------------- --------------------------- ----------------------------
                                                                            2002                        2001
---------------------------------------------------------------- --------------------------- ----------------------------
Quarter Ended                                                        High          Low           High           Low
---------------------------------------------------------------- ------------- ------------- ------------- --------------
January 31                                                            $ 8.360       $ 5.960       $ 5.938        $ 3.969
April 30                                                                9.090         6.750         6.063          4.260
July 31                                                                 8.749         6.560         8.750          5.250
October 31                                                              8.390         6.549         9.250          4.250
---------------------------------------------------------------- ------------- ------------- ------------- --------------

Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2002, there were approximately 5,500 beneficial owners and 1,000 registered shareholders of the Company's common stock.

The following information appears on page 2 of the Company's 2002 Annual Report to Shareholders.


                      SUMMARY STATEMENTS OF OPERATIONS DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

For the year ended October 31,                            2002              2001              2000             1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                                             $39,962           $ 28,535        $  22,098         $  19,055      $ 12,162
Gross margin                                             19,004             13,975           11,209             9,461         6,795
Operating income (loss)                                   4,550              2,626              879              (794)       (1,415)
Net income (loss)                                         3,041              1,755              589              (520)         (483)
Basic and diluted earning per share
     Basic                                                 0.32               0.19             0.07             (0.06)        (0.05)
     Diluted                                               0.31               0.19             0.07             (0.06)        (0.05)
Weighted average shares outstanding:
     Basic                                                9,435              9,037            8,907             9,026         9,228
     Diluted                                              9,849              9,364            9,041             9,026         9,228

The above information includes the Company's acquisition of Synovis Interventional Solutions in July 1998, Micro Companies Alliance, Inc. in July 2001, and Synovis Precision Engineering in March 2002. Previously disclosed net revenue amounts have been restated due to the adoption of EITF 00-10, which had no effect on gross margin or net income (loss) as previously reported. EITF 00-10 required all amounts billed to customers in sales transactions relating to shipping and handling to be classified as revenue.

                           SUMMARY BALANCE SHEET DATA
                                 (IN THOUSANDS)

At October 31,                                            2002             2001              2000             1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                         $15,187          $  12,913        $  10,943         $   9,400      $  11,386
Total assets                                             36,613             28,908           24,803            24,070         25,982
Long-term obligations                                       322                210              392               686          1,055
Shareholders' equity                                     30,298             25,119           21,622            20,784         22,430