Form 10-K, Exhibit 13
period 2003-10-31
SYNOVIS LIFE TECHNOLOGIES  INC
filed 2004-01-23
CIK 780127

                                                                    Exhibit 13.1

The following information appears on pages 16-20 of the Company's 2003 Annual Report to Shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission, such as the year-end Annual Report on Form 10-K.

     OVERVIEW

     Synovis Life Technologies, Inc. ("Synovis" or the "Company") is a diversified medical device company engaged in developing, manufacturing and marketing products for the surgical and interventional treatment of disease. Its business is conducted in two reportable segments, the surgical business and the interventional business, with segmentation based upon the similarities of the underlying business operations, products and markets of each.

The surgical business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools, all designed to reduce risk and/or facilitate critical surgeries, leading to better patient outcomes and/or lower costs.

The interventional business provides development, engineering, rapid prototyping and manufacturing of coils, helices, stylets, guidewires and other complex micro-wire, polymer and machined components used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures.

     The Company continued to advance its growth strategy by identifying and obtaining new opportunities to grow through expansion of markets for its current products, research and development activities focused on maintaining its technological leadership in the marketplace and expanding the capacity and capabilities of the interventional business. The following fiscal 2003 highlights reflect the results of this growth strategy.

     -    Net revenue increased 45% to $58.0 million

     -    Interventional business revenue grew 59% to $32.4 million

     -    Surgical business revenue grew 31% to $25.6 million

     -    Operating income increased 61% to $7.3 million; operating margin of
          12.7%

     - Net income of $5.0 million or 47 cents per diluted share; up from 31 cents and 19 cents per diluted share in fiscal 2002 and 2001, respectively.

     - The Company raised $39.0 million in cash through a private placement of 1.5 million shares of its common stock. Net proceeds were approximately $36.5 million after deducting expenses.

     The following tables summarize the Company's condensed consolidated operating results for the years ended October 31, 2003, 2002 and 2001.

Summary of Operating Results

(in thousands of dollars)                  2003          2002          2001
                                         ------------------------------------
Net revenue                              $ 57,989      $ 39,962      $ 28,535

Cost of revenue                            32,559        20,958        14,560
                                         ------------------------------------
   Gross margin                            25,430        19,004        13,975

Selling, general and administrative        14,276        12,182         9,711

Research and development                    3,806         2,272         1,638
                                         ------------------------------------
   Operating expenses                      18,082        14,454        11,349
                                         ------------------------------------
   Operating income                      $  7,348      $  4,550      $  2,626
                                         ====================================

Summary of Operating Results

(As a percent of net revenue)                2003          2002          2001
                                            ----------------------------------
Net revenue                                 100.0%        100.0%        100.0%

Cost of revenue                              56.1          52.4          51.0
                                            ---------------------------------
   Gross margin                              43.9          47.6          49.0

Selling, general and administrative          24.6          30.5          34.1

Research and development                      6.6           5.7           5.7
                                            ---------------------------------
   Operating expenses                        31.2          36.2          39.8
                                            ---------------------------------
   Operating income                          12.7%         11.4%          9.2%
                                            =================================

     OPERATING RESULTS - 2003

     Summary of 2003 Results: Net revenue increased 45% during fiscal 2003 to $57,989,000 from $39,962,000 in fiscal 2002. Operating income increased $2,798,000, or 61%, to $7,348,000 in fiscal 2003 from $4,550,000 in the prior year. Net income for fiscal 2003 increased to $4,973,000, or 47 cents per diluted share, from $3,041,000, or 31 cents per share, during fiscal 2002.

     Interventional business net revenue increased 59% to $32,366,000 in fiscal 2003 from $20,416,000 in fiscal 2002, following its fiscal 2002 growth rate of 60%. This business generated revenue growth in every product category over the same period of fiscal 2002. Product line revenue from coil and helices increased $7,234,000 or 66%, to $18,122,000 in fiscal 2003 from $10,888,000 in fiscal
2002. Product line revenue from stylets and other wireforms was $10,204,000 in fiscal 2003, an increase of $3,587,000 or 54% from $6,617,000 in fiscal 2002.
The revenue increases noted in each of these product groups is primarily due to the continued high demand for interventional customers' end products. The interventional business manufactures products for customers providing medical devices in the large, high-growth markets of cardiac rhythm management, neurostimulation and vascular intervention. Growth drivers in these markets during fiscal 2003 include new medical device features and applications, a growing senior population and new clinical studies which support the use of device technologies as an alternative to traditional drug therapies. All of these factors contributed to increased demand for the devices interventional customers provide to these markets, and accordingly increased demand for products manufactured by the interventional business. The interventional business has customarily experienced variations in revenue from period to period primarily due to variability in the timing of customer draws against annual purchase orders. Such variations may continue in the future.

     The interventional business added polymer injection molding and computer numeric control ("CNC") machining capabilities through an acquisition in March 2002 and has subsequently added swiss-screw machining capabilities through continued investments made in fiscal 2003. These capabilities expanded the scope of offerings to interventional customers, resulting in net revenue of $2,252,000 in fiscal 2003 and $1,123,000 from March to October of fiscal 2002, in all cases excluding product manufactured for internal use. In March 2003, operations commenced at Synovis Caribe, Inc., a leased 22,700 square foot manufacturing facility in Dorado, Puerto Rico. The new facility is designed to increase the manufacturing capacity of the interventional business and strategically position the Company to capture new business.

     Surgical business net revenue increased 31% to $25,623,000 in fiscal 2003 from $19,546,000 in fiscal 2002. Revenue increases occurred across all significant surgical product groups during fiscal 2003. Peri-Strips(R) revenue increased $4,485,000 or 62% to $11,722,000 in fiscal 2003, and accounted for 74% of the segment's revenue growth. Peri-Strips(R) are used to reduce risks and improve patient outcomes in surgical procedures, notably gastric bypass surgery and lung volume reduction surgery ("LVRS"). Peri-Strips(R) use in gastric bypass surgery, a treatment for morbid obesity which afflicts more than 15 million Americans, is driving the current growth. Projections call for at least 80,000 gastric bypass procedures in 2003, followed by 110,000 to 150,000 in 2004.

         In August 2003, the Center for Medicare & Medicaid Services ("CMS") announced its intent to cover LVRS following the outcome of a study that spanned seven years. Peri-Strips(R) have been used in this procedure since 1994, but revenue from Peri-Strips(R) usage in LVRS declined substantially after the agency overseeing Medicare made a national non-coverage decision related to the surgery effective January 1996. The Company continued to derive Peri-Strips(R) revenue from LVRS following the national non-coverage decision, but revenue declined each year until surgeons began using the product in gastric bypass. While the LVRS development is expected to spur demand for Peri-Strips, the rate at which the demand will develop as well as the ultimate annual demand are unknown. Reimbursement will likely occur in January 2004. The Company expects increased revenue from Peri-Strips(R) as a result of the CMS decision, although the amount and timing of such revenue will be impacted by the coverage implementation date, the frequency with which the procedure is performed, and the extent to which Peri-Strips(R) are utilized in such procedures.

     Revenue from all other surgical business product lines was $13,901,000 in fiscal 2003, an increase of 13% from $12,309,000 in fiscal 2002. The microsurgery product line of the surgical business increased 26%, with net revenue of $1,335,000 in fiscal 2003 compared to $1,062,000 in fiscal 2002. The primary product sold to the microsurgeon is the Microvascular Anastomotic Coupler (the "Coupler"), a device used to connect extremely small arteries or veins, without sutures, quickly, easily and with consistently excellent results. The Company sees the Coupler as a platform technology, and has filed a patent to incorporate technology to detect blood flow and other critical parameters in an anastomotic device, with the ultimate objective of entering the large cardiac surgery markets.

     The consolidated gross margin decreased four percentage points from 48% in fiscal 2002 to 44% during fiscal 2003. Gross margins in the interventional business decreased five percentage points to 28% in fiscal 2003 from 33% in fiscal 2002. In fiscal 2002, the interventional business received milestone payments of $415,000, with no associated cost, for work performed under a development agreement. This revenue contributed two margin percentage points in fiscal 2002. There was no revenue from such contractual milestone payments in fiscal 2003. Product mix and the costs of a growing workforce also contributed to the decrease in the interventional business gross margin in fiscal 2003. In the surgical business, the gross margin for fiscal 2003 increased two percentage points to 65%, primarily due to sales mix, production volume and related manufacturing efficiencies. Factors which affect the consolidated gross margin include the relative revenue of each business segment, product mix within each business segment, volume and other production activities. The Company's consolidated gross margins may fluctuate period to period based on variations in these factors.

     Selling, general and administrative ("SG&A") expense during fiscal 2003 increased 17% to $14,276,000 from $12,182,000 in fiscal 2002. As a percentage of net revenue, however, SG&A expense decreased by five percentage points, from 30% in fiscal 2002 to 25% in fiscal 2003. The percentage decrease is the result of controlled SG&A spending increases in a period of incrementally higher levels of revenue.

     Research and development ("R&D") expense during fiscal 2003 was $3,806,000, an increase of 68%, from $2,272,000 in 2002. As a percentage of net revenue, R&D expense increased from 5.7% in fiscal 2002 to 6.6% in fiscal 2003. This planned increase is partially due to the development expenses of various interventional projects including proprietary devices for sale to interventional customers, along with the increased number, timing and nature of various surgical R&D projects. In fiscal 2004, it is expected that R&D expense could increase by as much as 44%. In both business units, R&D expense will continue to fluctuate on a quarterly basis, influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and nature of those costs for each project.

     Operating income for fiscal 2003 was $7,348,000, a 61% increase, from $4,550,000 during fiscal 2002. Surgical business operating income increased 96% to $4,681,000 in fiscal 2003 from $2,387,000 in fiscal 2002. The increase in the surgical business is primarily due to relatively greater increases in volume of products sold, gross margin gains, and reduction in organizational operating expense as a percentage of revenue. Interventional business operating income increased 23% to $2,667,000 in fiscal 2003 from $2,163,000 in fiscal 2002. The segment's increase is in line with the Company's expectations, and reflects the impact of significantly higher revenue offset by lower gross margins and higher operating costs, notably R&D spending, which increased $945,000 or 128%.

     The provision for income taxes was $2,416,000 in fiscal 2003, at an effective tax rate of 33%, as compared to $1,544,000, at an effective tax rate of 34% in fiscal 2002. The decrease in the effective tax rate in fiscal 2003 is primarily due to higher R&D credits reflecting greater levels of R&D expenditures. As of October 31, 2003, the Company has recorded $738,000 in net current deferred tax assets and $554,000 in net long-term deferred tax liabilities.

     OPERATING RESULTS - 2002

     Summary of 2002 Results: Net revenue was $39,962,000 in fiscal 2002, a 40% increase from $28,535,000 in fiscal 2001. Operating income increased 73% to $4,550,000 in fiscal 2002 from $2,626,000 in the prior year. Net income for fiscal 2002 increased to $3,041,000, or 31 cents per diluted share, from $1,755,000, or 19 cents per share, during fiscal 2001.

     The interventional business net revenue increased 60% to $20,416,000 in fiscal 2002 from $12,798,000 in fiscal 2001, expanding upon its fiscal 2001 growth rate of 46%. This business generated revenue growth in every product category over the same period of fiscal 2001. The interventional business added polymer and CNC machining capabilities through an acquisition in March 2002. These capabilities expanded the scope of offerings to its interventional customers, resulting in net revenue of $1,123,000 in fiscal 2002. Excluding this incremental revenue, the fiscal 2002 growth rate of the base interventional business was 51%, driven by market share gains coupled with growth in the markets served. Also included in revenue are milestone payments totaling $415,000 and $380,000 in fiscal 2002 and 2001, respectively, for work performed under an agreement to develop and prototype an embolic distal protection device designed and patented by Metamorphic Surgical Devices, LLC, an unrelated company.

     The surgical business net revenue increased 24% to $19,546,000 in fiscal 2002 from $15,737,000 in fiscal 2001. Revenue increases occurred across all significant surgical product groups during fiscal 2002. Peri-Strips accounted for 52% of the revenue growth in this segment, with a worldwide growth rate of 37% in fiscal 2002. The microsurgery product line of the surgical business represented 22% of this segment's fiscal 2002 growth, with net revenue of $1,062,000 in fiscal 2002. This product line was acquired in July 2001. Total product sales from the date of acquisition through the end of fiscal 2001 were $232,000.

     The consolidated gross margin decreased one percentage point from 49% in fiscal 2001 to 48% during fiscal 2002. This decrease is primarily attributable to a higher proportion of interventional business revenue included in our 2002 results. Fiscal 2002 gross margin increased two percentage points to 63% in the surgical business, and decreased one percentage point to 33% in the interventional business. Factors which affect the gross margin include the relative revenue of each business unit, product mix, volume and other production activities. The gross margins may fluctuate period to period based on variations in these factors.

     SG&A expense during fiscal 2002 increased 25% to $12,182,000 from $9,711,000 in fiscal 2001. SG&A expense, however, declined by four points as a percentage of net revenue, from 34% in fiscal 2001 to 30% in fiscal 2002. Effectively targeting SG&A spending increases in a period of significantly higher levels of revenue growth resulted in this decrease.

     R&D expense during fiscal 2002 was $2,272,000, an increase of 39%, from $1,638,000 in 2001. However, R&D expense remained constant as a percentage of net revenue at 5.7% in fiscal 2002 and 2001. In both business units, R&D expense will fluctuate, influenced primarily by the number of projects and the related R&D personnel requirements, development and regulatory approval path, expected costs and nature of those costs for each project.

     Operating income for fiscal 2002 was $4,550,000, a 73% increase from $2,626,000 during fiscal 2001. Operating income in the surgical business increased 44% to $2,387,000 in fiscal 2002 from $1,653,000 in fiscal 2001.
Interventional business operating income increased 122% to $2,163,000 in fiscal 2002 from $973,000 in fiscal 2001. The growth in consolidated operating income was driven by increased revenues and effective expense management, offset by increased investment spending for R&D and the implementation of appropriate first phase infrastructures to support the sales growth of our microsurgery product line and the polymer and CNC machining capabilities.

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

     LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents were $44,102,000 at October 31, 2003 as compared to $7,866,000 at October 31, 2002, an increase of $36,236,000.

     The increase in cash during fiscal 2003 is primarily due to a private placement of 1.5 million shares of the Company's common stock, which raised $39,000,000 and was completed in September 2003. Net proceeds totaled $36,486,000 after deducting closing costs and fees directly related to the placement. The proceeds are expected to be used for working capital, general corporate purposes and potential acquisitions. The Company had long-term debt obligations (including current portions) of $326,000 as of October 31, 2003, requiring payments through 2005.

     Operating activities provided cash of $2,777,000 in fiscal 2003, as compared to $3,349,000 in fiscal 2002. Cash was provided by operations during fiscal 2003 through the combination of net income and non-cash expenses, partially offset by a net increase in working capital primarily used for accounts receivable (increase of $1,766,000 in 2003 compared with an increase of $999,000 in 2002) and inventories (increase of $3,481,000 in 2003 compared with an increase of $2,440,000 in 2002), primarily to support high growth levels in both businesses.

     Investing activities used $4,411,000 of cash during fiscal 2003 compared to $3,082,000 in fiscal 2002, an increase of $1,329,000. Capital expenditures of $4,339,000 in fiscal 2003, an increase of $2,086,000 from fiscal 2002, were the most significant component of the year-to-year change, and largely reflect expenditures for building improvements and equipment acquisitions tied to expanding the capacity and capabilities of the interventional business. Investments have been made in 2003 across each of the businesses for manufacturing equipment to support automation and growth initiatives. Investing activities in fiscal 2002 included the acquisition of the polymer and CNC machining business acquired in March 2002 by the interventional business.

     Financing activities provided $37,870,000 of cash during fiscal 2003, compared to $509,000 in 2002. The Company's private placement (refer to Note 8) provided net proceeds of $36,486,000 in fiscal 2003. Proceeds from the Company's stock based compensation plans totaled $1,742,000 in fiscal 2003, an increase of $925,000 over fiscal 2002.

     The Company has historically funded the operations and investments in its businesses utilizing internally generated cash flow and existing cash balances. The Company believes existing cash and cash equivalents, coupled with anticipated cash flow from operations will be sufficient to satisfy its operating cash requirements for the next 12 months. These forward-looking statements, as well as the Company's long-term cash requirements, will be a function of a number of variables, including research and development priorities, acquisition opportunities and the growth and profitability of the business.

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

     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal financial instruments the Company maintains are in cash, accounts receivable and long-term debt obligations. Approximately $39.8 million of the Company's $44.1 million in cash at year-end is in a single money market account. The Company believes that the interest rate, credit and market risk related to these accounts are not significant. The Company manages the risk associated with these accounts through periodic reviews of the carrying value for non-collectibility of assets and establishment of appropriate allowances in connection with the Company's internal controls and policies.

     NEW ACCOUNTING STANDARDS

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the pro forma disclosure provisions of SFAS No. 123 for companies that continue to apply APB No. 25, Accounting for Stock Issued to Employees, and related interpretations to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require pro forma disclosure about those effects in interim financial statements. The transition guidance of SFAS No. 148 is effective for financial reports for interim periods beginning after December 15, 2002. The Company will continue to account for the stock-based compensation in accordance with APB Opinion No. 25 as allowed by SFAS No. 123. This results in no charge to earnings when options are issued to employees at an exercise price equal to the fair market value on the date of grant. The adoption of this standard had no impact on the Company's consolidated financial position or results of operations. The required disclosures have been provided in Note 1 to the consolidated financial statements included in this annual report.

     CRITICAL ACCOUNTING POLICES

     Goodwill: The Company accounts for goodwill under Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is not amortized, but is reviewed annually for impairment. Please see Note 3 to the consolidated financial statements included in this annual report for additional goodwill information.

     Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks, and non-compete agreements pertaining to business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see
Note 3 for additional intangible asset information.

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

     Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out ("FIFO") cost or market. The estimated value of excess, slow-moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value is established by the Company on a quarterly basis through review of inventory on hand and assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration.

     Derivative Instruments and Hedging Activities: The Company does not enter into any derivative instruments or hedging activities. The Company's policy is to only enter into contracts that can be designated as normal purchases or sales.

The following consolidated financial statements and related notes appear on pages 21-33 of the Company's 2003 Annual Report to the Shareholders.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

For the fiscal years ended October 31,            2003          2002       2001
---------------------------------------------------------------------------------
Net revenue                                     $57,989      $ 39,962   $  28,535
Cost of revenue                                  32,559        20,958      14,560
                                                ---------------------------------
Gross margin                                     25,430        19,004      13,975

Operating expenses:
Selling, general and administrative              14,276        12,182       9,711
Research and development                          3,806         2,272       1,638
                                                ---------------------------------

Operating income                                  7,348         4,550       2,626
Other income, net, primarily interest                41            35         157
                                                ---------------------------------

Income before provision for income taxes          7,389         4,585       2,783
Provision for income taxes                        2,416         1,544       1,028
                                                ---------------------------------
Net income                                      $ 4,973      $  3,041   $   1,755
                                                =================================

Basic earnings per share                        $  0.50      $   0.32   $    0.19
                                                =================================
Diluted earnings per share                      $  0.47      $   0.31   $    0.19
                                                =================================

    The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

As of October 31,                                                      2003                  2002
---------------------------------------------------------------------------------------------------
ASSETS

Current assets:
Cash and cash equivalents                                            $ 44,102             $  7,866
Accounts receivable, net                                                6,541                4,815
Inventories                                                            10,849                7,368
Deferred income taxes                                                     738                  388
Other                                                                   1,153                  583
                                                                     -----------------------------
                Total current assets                                   63,383               21,020

Property, plant and equipment, net                                     10,559                8,408
Goodwill, net                                                           4,843                4,813
Other intangible assets, net                                            2,049                2,314
Other assets                                                               11                   58
                                                                     -----------------------------
                Total assets                                         $ 80,845             $ 36,613
                                                                     =============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                     $  2,051             $  2,529
Accrued expenses                                                        3,852                2,942
Current maturities of capital lease and long-term obligations             281                  362
                                                                     -----------------------------
                Total current liabilities                               6,184                5,833

Capital lease obligations                                                  43                  219
Deferred tax liability                                                    554                  160
Other long-term obligations                                                 2                  103
                                                                     -----------------------------
                Total liabilities                                       6,783                6,315
                                                                     -----------------------------

Commitments (Note 7)

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $0.01 par value;
         none issued or outstanding as of October 31, 2003 and 2002         -                    -
Common stock: authorized 20,000,000 shares of $0.01 par value;
         issued and outstanding, 11,435,638 and 9,586,222 as of
         October 31, 2003 and 2002, respectively                          114                   96
Additional paid-in capital                                             69,956               31,190
Unearned compensation                                                       -                   (7)
Retained earnings (accumulated deficit)                                 3,992                 (981)
                                                                     -----------------------------
                Total shareholders' equity                             74,062               30,298
                                                                     -----------------------------
                Total liabilities and shareholders' equity           $ 80,845             $ 36,613
                                                                     =============================

   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

                                                                                                         RETAINED
                                                                       ADDITIONAL                        EARNINGS
                                                      COMMON STOCK      PAID-IN       UNEARNED         (ACCUMULATED
                                                 SHARES     PAR VALUE   CAPITAL     COMPENSATION          DEFICIT)      TOTAL
                                               ----------   ---------  ----------   ------------       -------------    -----
BALANCE AS OF OCTOBER 31, 2000                  8,975,061    $  90     $ 27,596       $  (287)            $(5,777)    $  21,622

Stock option activity, including tax benefit       72,048        -          318             -                   -           318

Employee Stock Purchase Plan activity              32,204        -          131             -                   -           131

Employee restricted stock activity                (14,962)       -          (81)          173                   -            92

Stock issued in conjunction with
   the acquisition of Synovis MCA                 181,819        2        1,199             -                   -         1,201

Net and comprehensive income                            -        -            -             -               1,755         1,755
                                               ----------    -----     --------       -------             -------     ---------
BALANCE AS OF OCTOBER 31, 2001                  9,246,170       92       29,163          (114)             (4,022)       25,119

Stock option activity, including tax benefit      178,572        2          801             -                   -           803

Employee Stock Purchase Plan activity              34,621        -          192             -                   -           192

Employee restricted stock activity                (13,575)       -          (81)          107                   -            26

Stock issued in conjunction with
   the acquisition of Synovis PE                  140,434        2        1,115             -                   -         1,117

Net and comprehensive income                            -        -            -             -               3,041         3,041
                                               ----------    -----     --------       -------             -------     ---------
BALANCE AS OF OCTOBER 31, 2002                  9,586,222       96       31,190            (7)               (981)       30,298

Stock option activity, including tax benefit      315,863        3        1,989             -                   -         1,992

Employee Stock Purchase Plan activity              34,435        -          327             -                   -           327

Employee restricted stock activity                   (882)       -          (21)            7                   -           (14)

Stock issued in conjunction with
   private placement                            1,500,000       15       36,471             -                   -        36,486

Net and comprehensive income                            -        -            -             -               4,973         4,973
                                               ----------    -----     --------       -------             -------     ---------
BALANCE AS OF OCTOBER 31, 2003                 11,435,638    $ 114     $ 69,956       $     -             $ 3,992     $  74,062
                                               ==========    =====     ========       =======             =======     =========

   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

For the fiscal years ended October 31,                                    2003              2002                2001
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $ 4,973           $ 3,041             $ 1,755

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and
     equipment                                                            1,880             1,508               1,134
Amortization of goodwill and other intangible assets                        307               286                 682
Provision for uncollectible accounts                                         40                78                  29
Non-cash compensation                                                         6                91                 202
Tax benefit from exercise of stock options                                  557               114                  37
Deferred income taxes                                                        44                 3                 189

Changes in operating assets and liabilities:
Accounts receivable                                                      (1,766)             (999)               (189)
Inventories                                                              (3,481)           (2,440)               (840)
Other current and non-current assets                                       (523)              (94)                  8
Accounts payable                                                           (170)              938                 436
Accrued expenses                                                            910               823                 197
                                                                        ---------------------------------------------
                Net cash provided by operating activities                 2,777             3,349               3,640
                                                                        ---------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                (4,339)           (2,253)             (1,365)
Purchase of Synovis PE, net of cash acquired                                  -              (620)                  -
Purchase of Synovis MCA, net of cash acquired                                 -                 -                (502)
Investments in patents and trademarks                                       (42)             (189)                (89)
Other                                                                       (30)              (20)                 95
                                                                        ---------------------------------------------
                Net cash used in investing activities                    (4,411)           (3,082)             (1,861)
                                                                        ---------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds related to stock-based compensation plans                    1,742               817                 302
Proceeds from private placement, net of expenses (Note 8)                36,486                 -                   -
Repayment of capital lease obligations                                     (252)             (141)               (144)
Repayment of other long-term obligations                                   (106)             (167)               (150)
Repayment of debt in conjunction with the acquisition of Synovis MCA          -                 -                (177)
                                                                        ---------------------------------------------
                Net cash provided by (used in) financing activities      37,870               509                (169)
                                                                        ---------------------------------------------

Net change in cash and cash equivalents                                  36,236               776               1,610
Cash and cash equivalents at beginning of year                            7,866             7,090               5,480
                                                                        ---------------------------------------------
Cash and cash equivalents at end of year                                $44,102           $ 7,866             $ 7,090
                                                                        =============================================

   The accompanying notes are an integral part of the consolidated financial statements.

The following information appears on pages 25-33 of the Company's 2003 Annual Report to Shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Synovis Life Technologies, Inc. ("Synovis" or the "Company") is a diversified medical device company engaged in developing, manufacturing and marketing products for the surgical and interventional treatment of disease. Its business is conducted in two reportable segments, the surgical business and the interventional business, with segmentation based upon the similarities of the underlying business operations, products and markets of each.

The surgical business develops, manufactures and markets implantable biomaterial products, devices for microsurgery and surgical tools, all designed to reduce risk and/or facilitate critical surgeries, leading to better patient outcomes and/or lower costs.

The interventional business provides development, engineering, rapid prototyping and manufacturing of coils, helices, stylets, guidewires and other complex micro-wire, polymer and machined components used in interventional devices for cardiac rhythm management, neurostimulation and vascular procedures.

Basis of Consolidation: The consolidated financial statements include the accounts of Synovis Life Technologies, Inc. and its wholly owned subsidiaries, Synovis Interventional Solutions, Inc. and Synovis Micro Companies Alliance, Inc., after elimination of intercompany accounts and transactions.

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

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents at October 31, 2003 and 2002 consisted primarily of one money market fund.

Inventories: Inventories, which are comprised of component parts, subassemblies and finished goods, are valued at the lower of first-in, first-out ("FIFO") cost or market. The estimated value of excess, slow-moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value is established by the Company on a quarterly basis through review of inventory on hand and assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration.

Plant, Property and Equipment: Plant, property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a three to seven year life, manufacturing equipment is depreciated over a five to 10 year life and buildings are depreciated over a 40 year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Income at the time of disposal. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever indicators of impairment are present.

Goodwill: The Company accounts for goodwill under Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is not amortized, but is reviewed annually for impairment. Please see Note 3 for additional goodwill information.

Other Intangible Assets: The Company's other intangible assets, primarily developed technology, patents, trademarks and non-compete agreements pertaining to business acquisitions, are recorded at cost and are amortized using the straight-line method over their estimated useful lives, generally seven to 17 years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Please see Note 3 for additional intangible asset information.

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

Income Taxes: The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Temporary differences relate primarily to depreciation, non-compete obligations, prepaids, the rate differential on undistributed foreign operations and the carrying value of receivables and inventory.

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

New Accounting Pronouncements: In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the pro forma disclosure provisions of SFAS No. 123 for companies that continue to apply Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require pro forma disclosure about those effects in interim financial statements. The transition guidance of SFAS No. 148 is effective for financial reports for interim periods beginning after December 15, 2002. The Company will continue to account for the stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 as allowed by SFAS No. 123. This results in no charge to earnings when options are issued to employees at an exercise price equal to the fair market value on the date of grant. The adoption of this standard had no impact on the Company's consolidated financial position or results of operations. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates consistent with SFAS No. 123, the Company's net income and income per share would have changed to the pro forma amounts indicated below for the fiscal years ended October 31:

                                                                        2003                 2002                  2001
--------------------------------------------------------------------------------------------------------------------------
Net income

      As reported                                                   $  4,973,000        $   3,041,000         $  1,755,000

      Deduct: Total stock-based employee
      compensation expense determined under fair value
      based method for all awards, net of related tax
      effects                                                            631,000              464,000              630,000
                                                                    ------------        -------------         ------------
Pro forma                                                              4,342,000            2,577,000            1,125,000

Basic income per share

      As reported                                                           0.50                 0.32                 0.19

      Pro forma                                                             0.44                 0.27                 0.12

Diluted income per share

      As reported                                                           0.47                 0.31                 0.19

      Pro forma                                                             0.41                 0.26                 0.12

         The pro forma information includes stock options granted and purchases under the employee stock purchase plan ("ESPP"). The weighted average fair value per option granted during 2003, 2002 and 2001 was $3.61, $2.17 and $1.55, respectively, for the ESPP and $5.85, $4.09 and $3.40, respectively, for all other options. The weighted average fair value was calculated by using the fair value of each option on the date of grant. The fair value of the ESPP options includes the 15% purchase discount. The fair value of all other options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31:

                                                  2003                2002                 2001
--------------------------------------------------------------------------------------------------
Expected option term                           5.0 years           5.0 years            5.0 years
Expected volatility factor                            79%                 78%                  80%
Expected dividend yield                                0%                  0%                   0%
Risk-free interest rate                             2.92%               3.60%                5.08%

Reclassifications: Certain reclassifications have been made to the fiscal 2001 and fiscal 2002 consolidated financial statements to conform with the fiscal 2003 presentation. These reclassifications had no effect on net income or earnings per share.

2. ACQUISITION OF BUSINESS:

         On March 6, 2002, the Company's interventional business purchased the stock of Emtech, Inc., a private company located in Lino Lakes, Minnesota, with manufacturing capabilities including polymer injection molding and computer numeric control machining. The Company has changed this entity's name to Synovis Precision Engineering ("Synovis PE"), and it is operated as a division of the interventional business.

         In connection with the acquisition, assets purchased, liabilities assumed, common stock issued and cash consideration paid were as follows:

Assets Acquired:

Cash                                                                 $   395,000
Current assets                                                           194,000
Equipment                                                              1,267,000
                                                                     -----------
                                                                       1,856,000

Liabilities Assumed:

Current liabilities                                                      236,000
Deferred income taxes                                                    213,000
Long-term obligations                                                    127,000
                                                                     -----------
                                                                       1,280,000
Common stock issued                                                    1,117,000
                                                                     -----------
Cash consideration paid                                              $   163,000
                                                                     ===========

         Pertaining to the Synovis PE acquisition, the Company also paid an additional $852,000 for the land and building. A total of 140,434 shares were issued as part of the Synovis PE purchase transaction.

         As the Synovis PE acquisition occurred in early March 2002, Synovis PE's operating results and cash flows for March through October 2002 are included in the Consolidated Statement of Income and the Consolidated Statement of Cash Flows for the fiscal years ended October 31, 2002 and 2001. Pro forma combined financial information for the fiscal year ended October 31, 2002 have not been provided as the operating results of the acquisition are not considered significant in relation to the Company's results for the fiscal years then ended.

3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

As of October 31,                                                  2003              2002
----------------------------------------------------------------------------------------------
Accounts receivable, net:

Trade receivables                                             $   6,696,000      $   4,970,000
Allowance for doubtful accounts                                    (155,000)          (155,000)
                                                              --------------------------------
                                                              $   6,541,000      $   4,815,000
                                                              ================================

Inventories:

Raw materials                                                 $   2,596,000      $   1,902,000
Work in process                                                   3,365,000          2,617,000
Finished goods                                                    4,888,000          2,849,000
                                                              --------------------------------
                                                              $  10,849,000      $   7,368,000
                                                              ================================
Property, plant and equipment, net:

Furniture, fixtures, and computer equipment                   $   3,046,000      $   4,594,000
Manufacturing equipment                                          10,022,000          6,243,000
Leasehold improvements                                            3,915,000          2,798,000
Equipment in process                                              1,420,000            736,000
Accumulated depreciation and amortization                        (7,844,000)        (5,963,000)
                                                              --------------------------------
                                                              $  10,559,000      $   8,408,000
                                                              ================================
Accrued expenses:

Payroll, employee benefits and related taxes                  $   2,343,000      $   1,944,000
Accrued income taxes                                                580,000            166,000
Other accrued expenses                                              929,000            832,000
                                                              --------------------------------
                                                              $   3,852,000      $   2,942,000
                                                              ================================

Supplemental Cash Flow Information: The Company paid interest of $43,000, $45,000 and $58,000 during fiscal 2003, 2002 and 2001, respectively. Income tax payments made by the Company totaled $1,341,000, $1,461,000 and $825,000 for the years ended October 31, 2003, 2002 and 2001, respectively. Capital expenditures in fiscal 2003 of $440,000 were financed through Puerto Rican facility improvement incentives. During fiscal 2003 and fiscal 2002, the Company purchased property and equipment totaling $23,000 and $358,000, respectively, under capital lease agreements. The Company issued 140,434 shares of its common stock in connection with the acquisition of Synovis PE in fiscal 2002. The Company also assumed liability obligations of $576,000 in connection to the acquisition of Synovis PE. Refer to Note 2 for more information.

Supplemental Goodwill and Intangible Asset Information:

The effect of implementing SFAS 142, adopted by the Company on November 1, 2001, on net income and diluted earnings per share:

Fiscal Years ended October 31,                         2003         2002             2001
---------------------------------------------------------------------------------------------
Reported net income                                 $4,973,000   $3,041,000       $ 1,755,000
Addback: Goodwill amortization                               -            -           370,000
                                                    ----------   ----------       -----------
Adjusted net income                                 $4,973,000   $3,041,000       $ 2,125,000
                                                    ==========   ==========       ===========

Diluted earnings per share:
Reported net income                                 $     0.47   $     0.31       $      0.19
Addback: Goodwill amortization                               -            -              0.04
                                                    ----------   ----------       -----------
Adjusted net income                                 $     0.47   $     0.31       $      0.23
                                                    ==========   ==========       ===========

The following is a summary of goodwill, net by business segment:

Goodwill as of October 31,                                   2003                           2002
---------------------------------------------------------------------------------------------------
      Interventional business                            $ 4,093,000                    $ 4,093,000
      Surgical business                                      750,000                        720,000
                                                         -----------                    -----------
                                                         $ 4,843,000                    $ 4,813,000
                                                         ===========                    ===========

The following table summarizes the Company's amortizable intangible assets:

                                                                 As of October 31, 2003

                                          Gross Carrying               Accumulated                Weighted Average
                                              Amount                   Amortization              Amortization Period
                                          --------------              --------------             -------------------
Amortizable intangible assets:
   Patents and trademarks                   $  1,068,000                $   381,000                   14.2 years
   Developed technology                        1,102,000                    259,000                   10.0 years
   Non-compete agreements                      1,050,000                    531,000                    9.7 years
                                            ------------                -----------
           Total                            $  3,220,000                $ 1,171,000
                                            ============                ===========

                                                              As of October 31, 2002

                                          Gross Carrying               Accumulated                Weighted Average
                                              Amount                   Amortization              Amortization Period
                                          --------------              --------------             -------------------
Amortizable intangible assets:
   Patents and trademarks                  $  1,026,000                  $    293,000                 14.1 years
   Developed technology                       1,102,000                       149,000                 10.0 years
   Non-compete agreements                     1,050,000                       422,000                  9.7 years
                                           ------------                  ------------
           Total                           $  3,178,000                  $    864,000
                                           ============                  ============

Amortization expense for the assets listed above was $307,000 and $286,000 in fiscal 2003 and 2002, respectively. The estimated amortization expense for each of the next five years is expected to be approximately $307,000 per year.

4. SEGMENT INFORMATION:

         The Company's operations, which are presently based mainly in Minnesota, are comprised of two segments, the surgical business and the interventional business, with segmentation based upon the similarities of the underlying business operations, products and markets of each. The Company evaluates the performance of its business segments and allocates resources based upon their respective current or future earnings contribution to the consolidated earnings of the Company or based on the segment's product research and development efforts in process at that time. The Company's corporate assets, including cash and deferred taxes, are included with the surgical business segment.

Fiscal years ended October 31,                          2003              2002             2001
---------------------------------------------------------------------------------------------------
Net revenue:

      Surgical business                             $ 25,623,000      $ 19,546,000     $ 15,737,000
      Interventional business                         32,366,000        20,416,000       12,798,000
                                                    -----------------------------------------------
           Total                                      57,989,000        39,962,000       28,535,000

Operating income:

      Surgical business                                4,681,000         2,387,000        1,653,000
      Interventional business                          2,667,000         2,163,000          973,000
                                                    -----------------------------------------------
           Total                                       7,348,000         4,550,000        2,626,000

Depreciation and amortization:

      Surgical business                                  714,000           706,000          702,000
      Interventional business                          1,473,000         1,088,000        1,114,000
                                                    -----------------------------------------------
           Total                                       2,187,000         1,794,000        1,816,000

Capital expenditures:

      Surgical business                                1,289,000           657,000          212,000
      Interventional business                          2,660,000         2,143,000        1,268,000
                                                    -----------------------------------------------
           Total                                       3,949,000         2,800,000        1,480,000

Total assets:

      Surgical business                               68,415,000        25,440,000       21,042,000
      Interventional business                         12,430,000        11,173,000        7,866,000
                                                    -----------------------------------------------
           Total                                      80,845,000        36,613,000       28,908,000

See Note 11 - Major Customers and Net Revenue by Geographic Area, for additional information regarding concentrations.

5. INCOME TAXES:

Provision for Income Taxes:

For the fiscal years ended October 31,                            2003                     2002                     2001
----------------------------------------------------------------------------------------------------------------------------
Current:
Federal                                                       $ 2,247,000              $  1,381,000              $  765,000
State                                                             125,000                   160,000                  74,000
                                                              -------------------------------------------------------------
                                                                2,372,000                 1,541,000                 839,000
                                                              -------------------------------------------------------------
Deferred:
Federal                                                            41,000                     2,000                 188,000
State                                                               3,000                     1,000                   1,000
                                                              -------------------------------------------------------------
                                                                   44,000                     3,000                 189,000
                                                              -------------------------------------------------------------
Total                                                         $ 2,416,000              $  1,544,000              $1,028,000
                                                              =============================================================

Reconciliation of Effective Income Tax Rate:

For the fiscal years ended October 31,                          2003                      2002                      2001
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                  $  7,389,000              $  4,585,000              $  2,783,000
                                                            ----------------------------------------------------------------
Statutory federal rate                                         2,512,000                 1,559,000                   946,000
State taxes, net of federal benefit                              137,000                    73,000                    42,000
Permanent differences                                             45,000                    (1,000)                  142,000
Research and experimentation credits                            (268,000)                 (100,000)                  (60,000)
Other, net                                                       (10,000)                   13,000                   (42,000)
                                                            ----------------------------------------------------------------
Provision for income taxes                                  $  2,416,000              $  1,544,000              $  1,028,000
                                                            ================================================================

Components of Deferred Tax Assets (Liabilities):

As of October 31,                                                2003                     2002
--------------------------------------------------------------------------------------------------
Inventory                                                     $  316,000               $   240,000
Other, net                                                       422,000                   148,000
                                                              ------------------------------------
      Net current deferred
           tax assets                                            738,000                   388,000

Depreciation                                                    (741,000)                 (364,000)
Non-compete obligation                                           217,000                   233,000
Other, net                                                       (30,000)                  (29,000)
                                                              ------------------------------------
      Net long-term deferred
           tax liabilities                                      (554,000)                 (160,000)
                                                              ------------------------------------
Net deferred tax assets                                       $  184,000               $   228,000
                                                              ====================================

         A tax benefit of $557,000, $114,000 and $37,000 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 2003, 2002 and 2001, respectively. Management expects to fully utilize its net deferred tax assets against future taxable income.

6. CAPITAL LEASES AND LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following:

As of October 31,                                         2003            2002
---------------------------------------------------------------------------------
Capital leases, present value
   ($232,000 less interest of $10,000)                $   222,000       $ 474,000
Contractual obligations to landlord                             -          15,000
Contractual obligation to former shareholder
    of Synovis Interventional Solutions                   104,000         195,000
                                                      ---------------------------
                                                          326,000         684,000
Current portion                                          (281,000)       (362,000)
                                                      ---------------------------
                                                      $    45,000       $ 322,000
                                                      ===========================

         The Company is the lessee of certain machinery and equipment under capital lease obligations expiring through 2005. Assets and liabilities under capital leases have been recorded at the fair value of the asset when placed in service. Interest rates on the capitalized lease range from 5.9% to 9.7% and are imputed based on the lessor's implicit rate of return.

         A contractual obligation to a former shareholder of Synovis Interventional Solutions is payable in monthly installments of $8,000 through October 2004. The interest was imputed based on the Company's borrowing rate of 10% at the time the obligation was consummated.

         Aggregate maturities of capital leases and long-term obligations are as follows:

Fiscal years ended October 31,             Amount
---------------------------------------------------
2004                                     $  281,000
2005                                         45,000
                                         ----------
                                         $  326,000
                                         ==========

7. COMMITMENTS:

Operating Leases: The Company is committed under non-cancelable operating leases for the rental of a majority of its office and production facilities. At October 31, 2003, the remaining terms on the leases range from one to six years. In addition to base rent charges, the Company also pays apportioned real estate taxes and common costs on its leased facilities. Total facilities rent expense, including real estate taxes and common costs, was $760,000, $606,000 and $613,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

         As of October 31, 2003, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:

Fiscal years ended October 31,
---------------------------------------------------------
2004                                        $     999,000
2005                                            1,037,000
2006                                            1,015,000
2007                                            1,002,000
2008                                              921,000
Future obligations                                135,000
                                            -------------
                                            $   5,109,000
                                            =============

Royalties: The Company incurred royalty expense, primarily related to revenue from Peri-Strips, of approximately $637,000, $414,000 and $300,000 for the years ended October 31, 2003, 2002 and 2001, respectively, which is included in cost of revenue.

Other: The Company is obligated to pay an earnout to the sole selling shareholder of a previous acquisition up to a cumulative total of $1.35 million based on 5% of related product revenues through 2010 which will be recorded as additional goodwill. Such payments were approximately $59,000, $52,000 and $12,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

8. SHAREHOLDERS' EQUITY:

Authorized Shares: The Company's authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Private Placement In Public Equity: In September 2003, the Company completed a private placement of 1,500,000 shares of its common stock at $26.00 per share for total gross proceeds of $39,000,000. Net proceeds received totaled $36,486,000 after the deduction of placement fees and other offering costs of $2,514,000. A registration statement covering the resale of these shares was declared effective by the Securities and Exchange Commission on October 9, 2003.

Shareholder Rights Plan: In June 1996, the Company's Board of Directors declared a dividend distribution of one common stock purchase right ("Right") for each outstanding share of the Company's common stock on July 15, 1996. The Company also entered into a Rights Agreement governing the terms of the Rights, and each share of common stock issued subsequent to July 15, 1996 has been issued with an attached Right pursuant to the terms of the Rights Agreement.

         Upon exercise, each Right entitles the holder thereof to purchase one-tenth of a share of common stock at a purchase price currently set at $6.00 per share, subject to adjustment to reflect the value of the Company's 1997 spin-off of Vital Images, Inc. Upon the occurrence of certain events in connection with: (i) a person or group acquiring 15% or more of the Company's outstanding common stock; (ii) a third party announcing an offer to purchase a 15% or greater stake in the Company; or (iii) the Board of Directors declaring a person to be an "adverse person" based upon such person being a holder of 10% or more of the Company's outstanding stock and the Board's belief that such person's shares were acquired for short-term financial gain or that the shareholder might otherwise adversely affect the Company's business or prospects, the Rights become exercisable and entitle each holder thereof (other than the acquiring person or "adverse person") to purchase, for a price equal to 10 times the then-current purchase price of the Right, shares of common stock (or other securities of the Company) or equity securities of the acquiring company, as the case may be, having a market value equal to 20 times the then-current purchase price of the Right. In general, the Company is entitled to redeem the Rights in whole at a price of $.001 per Right (payable in cash, stock, or other consideration deemed appropriate by the Board of Directors) prior to the first to occur of any such events. Each Right will expire on June 11, 2006, if not previously redeemed or exercised.

Stock-Based Compensation: The Company has various stock award and stock option plans and an ESPP. Under the stock award and stock option plans, the Company is authorized to grant up to 2,363,112 shares of its common stock for issuance under these plans. At October 31, 2003, 337,285 shares remained available for grant under these plans. Under the ESPP, the Company is authorized to sell and issue up to 300,000 shares of its common stock to its employees. At October 31, 2003, a total of 126,861 shares remained available for issuance under the ESPP.

         The Company has also reserved 61,430 shares of its common stock for issuance in connection with outstanding stock option grants that were not made pursuant to a formal stock incentive plan.

         The Company applies Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock-based compensation plans, when applicable, but has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosures regarding the Company's stock-based compensation plans. See Note 1 for additional information.

Stock Awards: Prior to fiscal 2001, the Company granted awards of common stock to employees and non-employees, with vesting periods ranging from one to five years. These awards of common stock are subject to forfeiture if employment or service terminates prior to the end of the prescribed periods. The market value of the shares at the time of grant is recorded as unearned stock compensation. The unearned amount is amortized to compensation expense over the periods during which the vesting lapses. For individual tax purposes, an employee may have the Company buy back the number of shares which would allow the employee to meet their income tax obligations arising from the non-cash compensation related to the earned shares. The number of shares bought back by the Company from employees totaled 882, 8,127 and 13,889 during fiscal 2003, 2002 and 2001, respectively. Stock awards granted to employees is summarized as follows:

                                                 Unearned Stock Awards                       Market Value
                                              Balance             Shares                       at Grant
------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000               $  281,000             75,337                  $   2.69 - $   5.13
Earned                                      (161,000)           (42,753)                     2.69 -     4.92
Cancelled / Forfeited                         (6,000)            (1,073)                     5.13 -     5.13
------------------------------------------------------------------------------------------------------------
Balance at October 31, 2001                  114,000             31,511                      2.69 -     4.00
Earned                                       (98,000)           (23,830)                     2.69 -     4.00
Cancelled / Forfeited                         (9,000)            (5,448)                     3.00 -     3.63
------------------------------------------------------------------------------------------------------------
Balance at October 31, 2002                    7,000              2,233                      3.00 -     3.00
Earned                                        (7,000)            (2,233)                     3.00 -     3.00
------------------------------------------------------------------------------------------------------------
Balance at October 31, 2003               $        -                  -                  $      - - $      -
============================================================================================================

Stock Options: The exercise price of each stock option generally equals 100% of the market price of the Company's stock on the date of grant and has a maximum term of up to 10 years. Employee option grants generally vest ratably over one to five years, while options granted to non-employee directors of the

Company generally vest ratably over three years. A summary of the status of the Company's stock options for the years ended October 31 is as follows:

                                                               2003                       2002                      2001
                                           -------------------------------------------------------------------------------
                                                             Weighted                    Weighted                 Weighted
                                                              Average                     Average                  Average
                                                             Exercise                    Exercise                 Exercise
                                               Shares          Price        Shares         Price       Shares       Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            1,272,826       $   5.34     1,358,035      $   4.80      1,229,517   $   4.54
Granted                                       109,871          10.00       186,101          7.47        336,297       5.46
Exercised                                    (315,863)          4.55      (178,572)         3.86        (72,048)      3.42
Cancelled                                     (64,925)          6.99       (92,738)         4.43       (135,731)      4.80
                                           -------------------------------------------------------------------------------
Outstanding at end of year                  1,001,909       $   6.00     1,272,826      $   5.34      1,358,035   $   4.80
                                           ===============================================================================
Options exercisable at end of year            777,109       $   5.55       995,911      $   5.10        969,253   $   4.83
                                           ===============================================================================

The following table summarizes information about stock options outstanding at October 31, 2003:

                                                                      Weighted                         Weighted
                                                                       Average                          Average
                              Number            Weighted              Remaining        Number          Exercise
                               of               Average              Contractual         of            Price of
                             Options            Exercise                Life            Options      Exercisable
    Range of Prices        Outstanding            Price                (years)        Exercisable      Options
----------------------------------------------------------------------------------------------------------------
$   2.00  -   $    4.38      290,725           $      3.78               3.00           269,925        $   3.86
    4.44  -        5.19      232,796                  4.95               3.17           205,796            4.99
    5.44  -        7.62      247,456                  6.59               4.05           198,456            6.43
    7.72  -       10.33      228,637                  9.15               4.99           100,637            9.31
   11.50  -       24.23        2,295                 15.39               5.00             2,295           15.39
---------------------------------------------------------------------------------------------------------------
$   2.00  -   $   24.23    1,001,909           $      6.00               3.76           777,109        $   5.55
===============================================================================================================

Employee Stock Purchase Plan: The Company sponsors an Employee Stock Purchase Plan under which 300,000 shares of common stock were reserved for future issuance. The ESPP was established to enable employees of the Company to invest in Company stock through payroll deductions. Options are granted to employees to purchase shares of stock at a price that is the lower of 85% of the fair market value of the stock on the first or last day of each offering period. There were 34,435, 34,621 and 32,204 shares purchased through the ESPP in fiscal 2003, 2002 and 2001, respectively.

Stock-Based Compensation Expense: For the years ended October 31, compensation expense recorded for stock-based compensation awards (stock awards and stock options) was as follows:

                                                                2003                2002              2001
---------------------------------------------------------------------------------------------------------------
Employee                                                    $      7,000       $     107,000     $      162,000
Non-employee                                                           -               1,000              7,000
                                                            ---------------------------------------------------
Total                                                       $      7,000       $     108,000     $      169,000
                                                            ===================================================

9. EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted shares outstanding for the fiscal years ended October 31:

                                                   2003            2002            2001
-------------------------------------------------------------------------------------------
Numerator:

Net income                                     $ 4,973,000    $  3,041,000    $   1,755,000
                                               ============================================
Denominator:
Denominator for basic earnings
      per share-weighted average
      common shares                              9,920,382       9,434,640        9,036,833
Effect of dilutive securities:
Shares associated with stock awards                      -           2,233           31,511
Shares associated with
      option plans                                 653,529         411,867          295,203
                                               --------------------------------------------
Dilutive potential common shares                   653,529         414,100          326,714
                                               --------------------------------------------
Denominator for diluted earnings
      per share-weighted average
      common shares and dilutive
      potential common shares                   10,573,911       9,848,740        9,363,547
                                               ============================================

Stock options outstanding with exercise prices greater than the average market price of the Company's common stock totaled 83, 136,049 and 192,136 options for fiscal years ended October 31, 2003, 2002 and 2001, respectively.

10. EMPLOYEE BENEFIT PLAN:

Salary Reduction Plan: The Company sponsors a salary reduction plan for all eligible employees who qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 15% of their annual compensation, subject to annual limitations. At its discretion, the Company may make matching contributions equal to a percentage of the salary reduction or other discretionary amount. In fiscal 2003 and 2002, the Company made discretionary matching contributions to employee participants in the plan of $43,000 and $38,000, respectively. No matching contributions were made in fiscal 2001.

11. MAJOR CUSTOMERS AND NET REVENUE BY GEOGRAPHIC AREA:

Substantially all of the Company's international net revenues are negotiated, invoiced and paid in U.S. dollars. The following tables summarize significant customers and international net revenues by geographic area as of and for the years ended October 31:

                                                                               2003                2002                 2001
----------------------------------------------------------------------------------------------------------------------------
Percent of Net Revenue by Significant Customers:
A.                                                                              31%                 30%                  25%
B.                                                                              10%                 12%                  15%
C.                                                                              10%                  9%                   7%
                                                                                -------------------------------------------

                                                                               2003                2002                 2001
----------------------------------------------------------------------------------------------------------------------------
Percent of Accounts Receivable by Significant Customers:
A.                                                                              18%                 17%                  18%
B.                                                                               9%                  9%                  10%
C.                                                                              10%                 12%                   6%
                                                                                -------------------------------------------

                                                                          2003                2002                 2001
----------------------------------------------------------------------------------------------------------------------------
International Net Revenues by Geographic Area:
Europe                                                               $    3,113,000      $    2,615,000       $    2,341,000
Asia and Pacific region                                                     888,000             687,000              552,000
Canada                                                                      418,000             335,000              305,000
Other                                                                       269,000             151,000              135,000
                                                                     -------------------------------------------------------
Total                                                                $    4,688,000      $    3,788,000       $    3,333,000
                                                                     =======================================================
Percent of total net revenue                                                      8%                  9%                  12%

The Company does not require collateral from its customers to support their accounts receivable. Customers A and C are customers of the interventional business segment and customer B is a customer of the surgical business. The Company's international revenues are primarily generated from the surgical business. All of the Company's long-lived assets are located in the United States.

The following report appears on page 34 of the Company's 2003 Annual Report to Shareholders

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Synovis Life Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Synovis Life Technologies, Inc. and subsidiaries (the Company) as of October 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synovis Life Technologies, Inc. and subsidiaries as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 3, 2003

The following information appears on page 35 of the Company's 2003 Annual Report to Shareholders.

                SYNOVIS LIFE TECHNOLOGIES, INC. QUARTERLY RESULTS

                                             FIRST          SECOND        THIRD         FOURTH
                                            QUARTER        QUARTER       QUARTER        QUARTER
-------------------------------------------------------------------------------------------------
FISCAL 2003 (UNAUDITED)

Net revenue                               $12,469,000    $15,298,000   $15,279,000    $14,943,000
Gross margin                                5,442,000      6,567,000     6,728,000      6,693,000
Operating income                            1,210,000      1,904,000     2,221,000      2,013,000
Net income                                    793,000      1,247,000     1,463,000      1,470,000
Basic earnings per share                         0.08           0.13          0.15           0.14
Diluted earnings per share                       0.08           0.12          0.14           0.13

FISCAL 2002 (UNAUDITED)

Net revenue                               $ 8,029,000    $ 9,484,000   $10,679,000    $11,770,000
Gross margin                                4,004,000      4,662,000     4,960,000      5,378,000
Operating income                              752,000      1,165,000     1,327,000      1,306,000
Net income                                    502,000        766,000       895,000        878,000
Basic earnings per share                         0.05           0.08          0.09           0.09
Diluted earnings per share                       0.05           0.08          0.09           0.09

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

                                    2003                         2002
                            --------------------        ---------------------
Quarter Ended                High          Low           High           Low
-------------               ------       -------        ------         ------
January 31                  $ 9.74       $  8.00        $ 8.36         $ 5.96
April 30                     14.88          9.00          9.09           6.75
July 31                      27.78         12.00          8.75           6.56
October 31                   31.97         20.86          8.39           6.55

Dividends

The Company has not declared or paid any cash dividends on its common stock since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2003, there were approximately 5,500 beneficial owners and 1,000 registered shareholders of the Company's common stock.

The following information appears on page 2 of the Company's 2003 Annual Report to Shareholders.

                      SUMMARY STATEMENTS OF OPERATIONS DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

For the year ended October 31,                            2003      2002        2001         2000        1999
---------------------------------------------------------------------------------------------------------------
Net revenue                                            $ 57,989  $  39,962   $  28,535    $  22,098    $ 19,055
Gross margin                                             25,276     19,004      13,975       11,209       9,461
Operating income (loss)                                   7,348      4,550       2,626          879        (794)

Net income (loss)                                         4,973      3,041       1,755          589        (520)
Basic and diluted earning per share
     Basic                                                 0.50       0.32        0.19         0.07       (0.06)
     Diluted                                               0.47       0.31        0.19         0.07       (0.06)
Weighted average shares outstanding:
     Basic                                                9,920      9,435       9,037        8,907       9,026
     Diluted                                             10,574      9,849       9,364        9,041       9,026

The above information includes the Company's acquisition of Synovis Micro Companies Alliance, Inc. in July 2001, and Synovis Precision Engineering in March 2002. Previously disclosed net revenue amounts have been restated due to the adoption of EITF 00-10, which had no effect on gross margin or net income
(loss) as previously reported. EITF 00-10 required all amounts billed to customers in sales transactions relating to shipping and handling to be classified as revenue.

                           SUMMARY BALANCE SHEET DATA
                                 (IN THOUSANDS)

At October 31,                        2003              2002             2001             2000              1999
------------------------------------------------------------------------------------------------------------------
Working capital                     $57,199          $  15,187        $  12,913         $  10,943         $  9,400
Total assets                         80,845             36,613           28,908            24,803           24,070
Long-term obligations                    45                322              210               392              686
Shareholders' equity                 74,062             30,298           25,119            21,622           20,784